Exhibit 99.7

Ontario

BUILDING A STRONG ONTARIO *TOGETHER*

2023 Ontario Economic Outlook and Fiscal Review

Ontario

BACKGROUND PAPERS

THE HONOURABLE

PETER BETHLENFALVY

MINISTER OF FINANCE

BUILDING A STRONG ONTARIO TOGETHER 2023 Ontario Economic Outlook and Fiscal Review BACKGROUND PAPERS PETER THE HONOURABLE BETHLENFALVY MINISTER OF FINANCE

For general inquiries regarding 2023 Ontario Economic Outlook and Fiscal Review — Building a Strong Ontario Together, Background Papers please call:

Toll-free English and French inquiries:	1-800-337-7222
Teletypewriter (TTY):	1-800-263-7776

For electronic copies of this document, visit our website at ontario.ca/fallstatement

© King’s Printer for Ontario, 2023

ISSN 1483-5967 (Print)

ISSN 1496-2829 (PDF/HTML)

Ce document est disponible en français sous le titre :

Perspectives économiques et revue financière de l’Ontario 2023 : Bâtir un Ontario fort ensemble – Documents d’information

Minister’s Introduction and Foreword

Introduction

Ontario is seeing significant growth across the province.

Our population is growing rapidly, with nearly 500,000 more people coming to the province last year.

Businesses of all sizes are setting up shop. Last year, 18,000 businesses opened right here in Ontario, representing 41 per cent of the 43,700 businesses that opened in Canada. In the first half of 2023 there were 4,400 more businesses in the province compared to the same period last year.

This means more new jobs. In fact, in the first nine months of 2023 over 170,000 net new jobs were created right here in Ontario.

While this is good news for our province, Ontario continues to face heightened economic and geopolitical uncertainties.

As I have cautioned many times over the past year, we are not immune to the risk of an economic slowdown.

The impacts of high inflation and the Bank of Canada’s rapid interest rate increases are weighing on Ontario’s economic outlook for the remainder of this year, and into next.

Ontario is still facing some supply chain disruptions.

Russia’s war on Ukraine and the horrific terrorist attack against Israel means continued geopolitical uncertainty.

These challenges have contributed to risks and financial pressures faced by people and businesses in Ontario.

While these economic and global challenges create risk, the choice for the road ahead is clear.

We must continue with the responsible and targeted approach that was outlined in our 2023 Ontario Budget: Building a Strong Ontario.

This approach has given the government the flexibility it needs amid a slowing global economy, while continuing to make targeted investments to implement our plan to build the province to support our historic growth.

Our approach continues to be the right one.

Ontario is building a strong economy to get the province through these uncertain times and create prosperity for future generations.

Minister’s Introduction and Foreword

We are building the critical infrastructure needed to support our growing communities.

We are training workers to fill the jobs needed in key sectors like health care and the skilled trades, while also helping them plan for their retirement.

We are helping to put money back in people’s pockets during a time of high interest rates and inflation.

We are providing better services for the people of Ontario, especially our most vulnerable.

Although there is more pressure on our fiscal plan since the spring, we maintain our commitment to balancing the budget.

As we deal with the uncertainty ahead, our government will never hesitate to do what is necessary to support people and businesses.

With the province’s growing communities and challenging economic times, we will all need to work together to build a strong Ontario for now and the future.

Building Ontario

The government is building Ontario so we have the investments and infrastructure in place to strengthen local economies and communities across the province now and in the future.

Building the Economy for Today and Tomorrow

Our government is continuing to leverage the economic potential of the province’s critical minerals in the North, including by working to unlock the opportunities in the Ring of Fire.

To help stimulate more exploration and strengthen the province’s position as a global leader in supplying responsibly sourced critical minerals, our government is proposing to enhance the Ontario Focused Flow-Through Share Tax Credit.

We are connecting these critical minerals to the province’s growing electric vehicle industry.

As we do this, our government is attracting more and more landmark manufacturing investments to the province, including in the automotive and clean steel sectors.

Over the last three years, the government has attracted more than $26 billion in transformative auto and electric vehicle battery-related investments to Ontario.

Attracting new investments also means new jobs for the sector. In the first nine months of 2023, 27,700 net new manufacturing jobs were created.

Minister’s Introduction and Foreword

As part of our plan to bring more manufacturing jobs back to the province, the Ontario Made Manufacturing Investment Tax Credit is helping Ontario manufacturers lower costs, innovate and become more competitive.

We need to keep up this momentum. To help encourage more investment in the province, the government is providing $100 million in new funding to Invest Ontario.

With new investments and jobs coming to Ontario and the population growing rapidly, the province needs clean and affordable energy that all our communities can rely on.

To meet growing electricity demand, the province is investing in Ontario’s clean energy advantage.

We are conducting the largest clean energy storage procurement in Canada, supporting building North America’s first grid-scale Small Modular Reactor, and supporting the continued safe operation of the Pickering Nuclear Generating Station to 2026 as well as the refurbishment of Darlington Nuclear Generating Station.

And we are working in partnership with Six Nations of the Grand River Development Corporation, Northland Power, NRStor and Aecon Group to develop the Oneida Energy Storage Project in Haldimand County.

The government is also continuing to help Ontario businesses lower their costs so they can compete, grow and weather the economic uncertainty ahead.

In 2023, our government will enable an overall $8.0 billion in cost savings and support for Ontario businesses, with $3.6 billion going to small businesses.

Building Highways, Transit and Infrastructure

Having strong, growing communities means we also need to build and maintain more infrastructure.

This is why our government continues to deliver on Ontario’s Plan to Build. Our $185 billion capital plan is the most ambitious in the province’s history.

The plan is building highways, roads, transit, hospitals, long-term care homes, schools and child care spaces across the province.

However, as hundreds of thousands of people move to Ontario each year, existing infrastructure across the province is becoming more and more strained.

To meet the growing needs of our communities, we must build more infrastructure and we must all work together to get this done.

Minister’s Introduction and Foreword

This is why our government is introducing new tools to attract institutional investments to help build more infrastructure that would otherwise not get built.

To attract more capital so we can build more, we are launching the Ontario Infrastructure Bank, a new, arms-length agency to leverage investments by public-sector pension plans and other trusted Canadian institutional investors to help fund large-scale infrastructure projects across the province.

At the outset, the projects financed through this new agency will be focused on long-term care homes, energy infrastructure, affordable housing, municipal and community infrastructure and transportation.

Having institutional investor support will help the government build more infrastructure, while creating opportunities for Canadian pension funds to put their members’ investments to work right here at home.

Working for You

Building a strong Ontario, together, also means we need more workers trained to fill in-demand jobs, have better services for more people, and to put money back in people’s pockets amid high inflation.

Working for Workers

We need more skilled workers to help build the housing, hospitals, long-term care homes, schools, child care spaces and roads that Ontario needs.

This is why our government has invested over $1 billion over three years in the Skilled Trades Strategy to encourage and train people to work in the skilled trades.

Additionally, since 2021, Ontario has invested over $860 million in the Skills Development Fund Training Stream, helping over half a million people advance their careers in its first three funding rounds.

Our 2023 Budget investment of $224 million in the new Skills Development Fund Capital Stream will support the building, upgrading and expansion of brick and mortar training centres, including union-led training halls. This will provide more people with opportunities to learn new skills so they can benefit from the insights, knowledge and strengths of private-sector unions.

Ontario’s government is also helping ensure workers have a secure retirement. Target benefit pension plans have workers’ savings work as hard as they do.

These plans are offered by a union or association, especially in industries involving the skilled trades. However, a permanent regulatory framework for these plans has never been put in place.

v

Minister’s Introduction and Foreword

This is why our government is taking action to help skilled trades workers save for their retirement through the development of a permanent framework for target benefits.

We are consulting on regulations necessary for the framework. A permanent framework would bring certainty to unions and associations and help protect the retirement security of workers while making a career in the skilled trades even more attractive.

Keeping Costs Down

Our government understands that it is a challenging time for many across the province and it has acted early to help put money back in people’s pockets.

To help Ontario families keep costs down, we eliminated licence plate renewal fees and stickers, removed tolls on Highway 412 and 418, temporarily cut the gas tax and fuel tax rates, eliminated double fares for people connecting to GO Transit from most municipal transit systems, increased the minimum wage, and temporarily doubled the Guaranteed Annual Income System payments for eligible low-income seniors.

To help continue to provide predictability to Ontario families’ household budgets, our government is proposing to extend the cuts to the gas tax and fuel tax rates to June 30, 2024. This would save households $260 on average since the cuts were first implemented in July 2022.

We also continue to call on the federal government to follow our lead in providing relief to drivers while removing added costs for businesses by pausing the carbon tax increase.

We are also addressing the housing crisis, which continues to be a major priority for our government.

We welcome the federal government’s decision to listen to Ontario’s long-standing call for GST relief for new purpose-built rental housing.

As we have committed since fall 2022, we are now taking steps to enhance the Ontario HST New Residential Rental Property Rebate by removing the full eight per cent provincial portion of the HST on qualifying new purpose-built rental housing.

This would encourage the building of more rentals units, and is another action from our government to help people in Ontario afford to find a place to live.

Minister’s Introduction and Foreword

Better Services for You

With more people choosing to call Ontario home, our government is improving services to make it easier for people to access programs and care.

Through our government’s Your Health: A Plan for Connected and Convenient Care, pharmacists across Ontario can now prescribe treatment for 19 common ailments. The waitlist for surgeries has been reduced by more than 25,000 from the peak in March 2022.

We have invested $330 million annually to better connect children and youth to care, including surgeries, emergency care and mental health services.

And we are continuing to improve access to care.

Beginning in fall 2024, women age 40 to 49 will be able to self-refer for a mammogram through the Ontario Breast Screening Program.

Increasing access to breast cancer screening can lead to earlier detection, less invasive treatment and better outcomes.

Building a Strong Ontario Together

The economic challenges on the horizon underscore the need to remain fiscally disciplined and responsible.

And this is exactly what our government is doing.

Our responsible, targeted approach is giving us the flexibility to adapt so we can face the challenges ahead.

The people of Ontario can have confidence that this government is making responsible decisions to support families and businesses through the uncertainty of today, while continuing to lay a strong fiscal foundation for future generations that includes a path to get back to a balanced budget. We are projecting a deficit of $5.6 billion this year, decreasing to $5.3 billion next year, and a modest surplus in 2026.

Minister’s Introduction and Foreword

Now, the road ahead is not going to be easy.

But we have seen what the people of Ontario can accomplish when we come together.

Together, we can overcome any obstacle that comes our way.

Together, we can face the economic uncertainty before us.

Together, we can build the critical infrastructure we need to support our growing communities.

Together, we can build a strong Ontario.

Original signed by

The Honourable Peter Bethlenfalvy

Ontario’s Minister of Finance

Minister’s Introduction and Foreword

Contents

Contents

Minister’s Introduction and Foreword

Introduction	ii

Building Ontario	iii

Building the Economy for Today and Tomorrow	iii

Building Highways, Transit and Infrastructure	iv

Working for You	v

Working for Workers	v

Keeping Costs Down	vi

Better Services for You	vii

Building a Strong Ontario Together	vii

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief	2

Ontario’s Economic Outlook	3

Revisions to Outlook Since the 2023 Budget	3

A Strong Foundation for the Next Generation	5

Ontario’s Fiscal Plan	6

Revenue Outlook Over the Medium Term	7

Program Expense Outlook Over the Medium Term	7

Interest on Debt Outlook Over the Medium Term	7

Other Fiscal Planning Assumptions	7

Economic and Fiscal Outlook Scenarios	8

Borrowing and Debt Management	10

A Capital Plan for a Stronger Ontario	13

x

Contents

Chapter 1: Building a Strong Ontario Together

Section A: Building Ontario

Introduction	18

Building Ontario’s Economy for Today and Tomorrow	18

Leveraging Ontario’s Critical Minerals Advantage	18

Attracting Manufacturing, Innovation and High-Paying Jobs	20

Powering Ontario’s Growth	24

Supporting Local Ontario Businesses	28

Building Highways, Transit and Infrastructure	31

Partnering to Build More Infrastructure, Faster and Smarter	32

Building Highways	36

Building Transit	44

Building Community Infrastructure and Expanding High-Speed Internet Access	49

Section B: Working for You

Introduction	58

Working for Workers	58

Supporting Skills Development and Training	58

Helping Workers Plan for Retirement	63

Keeping Your Costs Down	64

Putting Money Back in Your Pocket	64

Building More Housing	66

Better Services for You	69

Making Health Care More Connected and Convenient	69

The Right Care in the Right Place	69

Faster Access to Care	70

Hiring More Health Care Workers	72

Protecting You and Your Family	74

Contents

Chapter 2: Economic Performance and Outlook

Introduction	77

Revisions to the Outlook Since the 2023 Budget	78

Recent Economic Performance	79

Ontario Labour Market	80

Consumer Price Inflation	81

Economic Outlook	82

Global Economic Environment	85

Financial Markets and Other External Factors	87

Details of Ontario’s Economic Outlook	89

Employment	89

Household Consumption	91

Consumer Price Inflation	92

Housing	94

Risks to the Outlook	96

Economic Outlook Scenarios	97

Chapter 3: A Strong Foundation for the Next Generation:
Ontario’s Fiscal Plan and Outlook

Introduction	100

Key Changes in 2023–24 Since the 2023 Budget	101

Revenue	102

Expense	104

Prudence in 2023–24	105

Medium-Term Fiscal Plan	106

Medium-Term Revenue Outlook	107

Economic and Fiscal Outlook Scenarios	108

Medium-Term Expense Outlook	110

Prudence Built Into the Medium-Term Outlook	114

Transparency and Risks	114

Details of Ontario’s Finances	116

Contents

Chapter 4: Borrowing and Debt Management

Introduction	129

Borrowing Program	130

Green Bond Program	134

Cost of Debt	135

Term of Debt	138

Ensuring Adequate Liquidity Levels	139

Progress on the Debt Burden Reduction Strategy	140

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview	146

Enhancing the Ontario Harmonized Sales Tax Rebate for Purpose-Built Rental Housing	146

Extending the Temporary Gas Tax and Fuel Tax Cuts	147

Entering into a Coordinated Vaping Product Taxation Agreement	147

Enhancing the Ontario Focused Flow-Through Share Tax Credit	148

Summary of Measures	148

Technical Amendments	149

Other Legislative Initiatives	150

Consultations on Building a Strong Ontario Together	151

Contents

List of Tables

Ontario’s Economic and Fiscal Outlook in Brief

Summary of Ontario’s Economic Outlook		3

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions:
2023 Budget Compared to the 2023 Ontario Economic Outlook and Fiscal Review		4

Ontario’s Medium-Term Fiscal Plan — Details		6

Ontario Real GDP Growth Scenarios		8

Ontario Nominal GDP Growth Scenarios		8

2023–24 Borrowing Program and Medium-Term Outlook		10

Infrastructure Expenditures		17

Chapter 1: Building a Strong Ontario Together

Table 1.1	Recently Completed Highway Projects	43

Table 1.2	2023–24 Indigenous Transportation Initiatives	48

Table 1.3	School Projects Opening for the 2023–24 School Year	54

Table 1.4	Continuing To Get Shovels in the Ground To Build More Schools	55

Table 1.5	Supporting Communities Through Projects Under the Ontario Community Infrastructure Fund	57

Chapter 2: Economic Performance and Outlook

Table 2.1	Summary of Ontario’s Economic Outlook	77

Table 2.2	Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions:
	2023 Budget Compared to the 2023 Ontario Economic Outlook and Fiscal Review	78

Table 2.3	Private-Sector Forecasts for Ontario Real GDP Growth	82

Table 2.4	Private-Sector Forecasts for Ontario Nominal GDP Growth	83

Table 2.5	External Factors	88

Table 2.6	Ontario’s Economic Outlook	89

Table 2.7	Impact of Sustained Changes in Key External Factors on Real GDP Growth	96

Table 2.8	Ontario Real GDP Growth Scenarios	97

Table 2.9	Ontario Nominal GDP Growth Scenarios	97

Contents

Chapter 3:	A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.1	Fiscal Summary	100

Table 3.2	2023–24 In-Year Fiscal Performance	101

Table 3.3	Key Changes to 2023–24 Revenue Projections	102

Table 3.4	Key Changes to 2023–24 Total Expense Projections	104

Table 3.5	Summary of Medium-Term Revenue Outlook	107

Table 3.6	Ontario’s Taxation Revenue Scenarios	109

Table 3.7	Summary of Medium-Term Expense Outlook	110

Table 3.8	Revenue	116

Table 3.9	Total Expense	118

Table 3.10	Infrastructure Expenditures	124

Table 3.11	10-Year Review of Selected Financial and Economic Statistics	125

Chapter 4:	Borrowing and Debt Management

Table 4.1	2023–24 Borrowing Program and Medium-Term Outlook	130

Table 4.2	Progress on Relevant Debt Sustainability Measures	140

Annex: Details of Tax Measures and Other Legislative Initiatives

Table A.1	Summary of Measures	148

Contents

List of Charts

Ontario’s Economic and Fiscal Outlook in Brief

Ontario Fiscal Outlook Scenarios		9

Net Debt-to-GDP		11

Borrowing Outlook Scenarios for Long-Term Borrowing		12

Chapter 1:	Building a Strong Ontario Together

Chart 1.1	Attracting More than $26 billion in Automotive, Electric Vehicle Battery Supply Chain and Clean Steel Investments to Ontario	23

Chart 1.2	Record-Breaking Population Growth Continues in Ontario	32

Chart 1.3	Infrastructure Banks Launched by Other Jurisdictions	33

Chart 1.4	Highway 413 Project Route	37

Chart 1.5	Bradford Bypass Project Route	38

Chart 1.6	Highway Projects Underway in Southwestern Ontario	40

Chart 1.7	Current Status of Highway 11/17 Four Lane Expansion Project — Thunder Bay to Nipigon	42

Chart 1.8	Building Transit in the Greater Golden Horseshoe	47

Chapter 2:	Economic Performance and Outlook

Chart 2.1	Ontario Real GDP Outperforms Canada in the First Half of 2023	79

Chart 2.2	Ontario Unemployment Rate Remains Low	80

Chart 2.3	Ontario Consumer Price Inflation Down but Remains Elevated	81

Chart 2.4	Ontario GDP Growth Projected to Normalize	84

Chart 2.5	Global Real GDP Growth Projections	85

Chart 2.6	World Trade Volumes Slowing	86

Chart 2.7	Short-Term Interest Rate Projections Move Higher	87

Chart 2.8	Ontario Real GDP and Employment Growth to Moderate	90

Chart 2.9	Ontario Household Spending Growth Projected to Continue	91

Chart 2.10	Inflation Projected to Ease, but Risks Remain	92

Chart 2.11	Consumer Price Index Inflation Projection Revised Higher	93

Chart 2.12	Recent Developments in the Ontario Housing Market	94

Chart 2.13	Ontario Housing Market Expected to Rebound in 2024 and 2025	95

Chart 2.14	Range of Ontario GDP Scenario Forecasts	98

Contents

Chapter 3:	A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Chart 3.1	Current Surplus/(Deficit) Outlook Compared to 2023 Budget	106

Chart 3.2	Ontario Fiscal Outlook Scenarios	109

Chart 3.3	Program Expense	111

Chart 3.4	Composition of Revenue, 2023–24	122

Chart 3.5	Composition of Total Expense, 2023–24	123

Chapter 4:	Borrowing and Debt Management

Chart 4.1	Borrowing Outlook Scenarios for Long-Term Borrowing	131

Chart 4.2	2023–24 Borrowing	132

Chart 4.3	Domestic and International Borrowing	133

Chart 4.4	Green Bond Allocation by Framework Category	134

Chart 4.5	Ontario’s Green Bond Issues	134

Chart 4.6	Effective Interest Rate (Weighted Average) on Total Debt	135

Chart 4.7	Average Annual Ontario Borrowing Rates	136

Chart 4.8	Interest on Debt Expense Lower than 2023 Budget Forecast	137

Chart 4.9	Weighted-Average Term of Borrowings	138

Chart 4.10	Average Unrestricted Liquid Reserve Levels	139

Chart 4.11	Net Debt-to-GDP	141

Chart 4.12	Net Debt-to-Revenue	142

Chart 4.13	Interest on Debt-to-Revenue	143

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s economy continued to grow in the first half of 2023, supported by strength in the job market. Despite this strong start, Ontario, like other jurisdictions, is not immune to heightened economic and geopolitical uncertainties, the impact of interest rate increases and a slowing global economy.

The 2023 Ontario Economic Outlook and Fiscal Review continues to take a responsible and targeted approach to support people and businesses today and lay a strong fiscal foundation for future generations.

The government is projecting deficits of $5.6 billion in 2023–24 and $5.3 billion in 2024–25 followed by a surplus of $0.5 billion in 2025–26. This reflects updated economic and revenue information and higher contingencies to mitigate near-term risks in 2023–24, and slower economic growth projections in 2024 and 2025.

Ontario’s 2023–24 net debt-to-gross domestic product (GDP) ratio is now forecast to be 38.4 per cent, compared with the forecast of 37.8 per cent projected in the 2023 Budget.

As with any forecast, there are numerous risks that are taken into consideration when determining Ontario’s fiscal plan. The 2023 Ontario Economic Outlook and Fiscal Review is being released when global economic conditions remain uncertain, driven by a variety of factors beyond the government’s control. As a result, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years to provide more transparency about possible impacts on Ontario’s economy and its finances.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Economic Outlook

Ontario’s real GDP is projected to rise 1.1 per cent in 2023, 0.5 per cent in 2024, 2.0 per cent in 2025 and 2.8 per cent in 2026. Since the 2023 Budget, forecasts have been revised upwards for 2023 and lower for 2024 and 2025. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Summary of Ontario’s Economic Outlook

(Per Cent)

	2022	2023p	2024p	2025p	2026p

Real GDP Growth	3.7	1.1	0.5	2.0	2.8

Nominal GDP Growth	9.2	3.6	2.9	4.2	4.8

Employment Growth	4.6	2.3	0.8	1.5	1.9

CPI Inflation	6.8	3.7	2.5	2.1	2.0
p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2023. Sources: Statistics Canada and Ontario Ministry of Finance.

Revisions to Outlook Since the 2023 Budget

The outlook over the 2023 to 2026 period has been revised compared to the projections in the 2023 Budget. Key changes since the 2023 Budget include:

•	Stronger growth in both real and nominal GDP in 2023 and slower growth between 2024 and 2025, with growth strengthening in 2026;

•	Stronger employment growth in 2023 followed by slower job creation in 2024 and 2025;

•	Downward revisions to net operating surplus of corporations growth in all years; and

•	Higher projected housing starts in all years and weaker home resales in 2023 and 2024, followed by a strong rebound in 2025.

Ontario’s Economic and Fiscal Outlook in Brief

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2023 Budget Compared to the 2023 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2023p		2024p		2025p		2026p

	2023 Budget	2023 FES	2023 Budget	2023 FES	2023 Budget	2023 FES	2023 Budget	2023 FES

Real Gross Domestic Product	0.2	1.1	1.3	0.5	2.5	2.0	2.4	2.8

Nominal Gross Domestic Product	2.8	3.6	3.6	2.9	4.6	4.2	4.5	4.8

Compensation of Employees	5.1	6.3	4.2	3.9	4.5	4.6	4.2	4.4

Net Operating Surplus — Corporations	(8.2)	(9.2)	(0.5)	(3.1)	9.2	4.9	9.1	7.5

Nominal Household Consumption	5.1	5.4	4.1	3.6	4.3	4.2	4.2	4.7

Other Economic Indicators

Employment	0.5	2.3	1.0	0.8	1.7	1.5	1.7	1.9

Job Creation (000s)	39	176	78	63	133	120	136	154

Unemployment Rate (Per Cent)	6.4	5.6	6.6	6.4	6.3	6.2	6.3	5.8

Consumer Price Index	3.6	3.7	2.1	2.5	2.0	2.1	2.0	2.0

Housing Starts (000s)[1]	80.3	89.5	79.3	84.5	82.7	89.2	83.2	94.4

Home Resales	(8.9)	(11.7)	21.0	11.5	1.2	22.5	1.2	1.2

Home Resale Prices	(9.7)	(4.6)	2.2	1.3	4.0	3.6	4.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	0.5	2.2	1.2	1.1	2.1	1.7	2.1	2.1

WTI Crude Oil ($US per Barrel)	83	78	80	79	79	77	79	78

Canadian Dollar (Cents US)	74.4	74.4	76.5	75.8	77.6	77.0	78.5	77.9

Three-Month Treasury Bill Rate[2]	4.3	4.8	3.3	4.4	2.5	2.9	2.4	2.6

10-Year Government Bond Rate[2]	3.1	3.3	3.1	3.3	3.1	3.2	3.2	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2023.

1   Housing starts projection based on private-sector average as of September 29, 2023.

2   Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2023); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

A Strong Foundation for the Next Generation

The government is providing the people of Ontario with a clear view into the province’s finances, outlining its strategy to build a strong and resilient Ontario for both current and future generations.

The government’s plan is consistent with the Fiscal Sustainability, Transparency and Accountability Act, 2019 and its governing principles that guide Ontario’s fiscal policy.

•

Transparent: The government continues to be transparent through the release of regular fiscal updates. For the sixth year in a row, the Auditor General of Ontario has provided a clean audit opinion on the government’s consolidated financial statements.

•

Responsible: The government has developed a measured and responsible approach to managing Ontario’s finances that is driven by economic growth, while investing in key public services and capital projects that will help improve economic productivity and create jobs.

•

Flexible: The government’s plan has built in appropriate levels of prudence in the form of contingency funds and a reserve to ensure it has the necessary fiscal flexibility to respond to changing circumstances.

•

Equitable: The government’s plan strengthens critical public services, such as health, education and key infrastructure, for the people of today and ensures they are maintained for the benefit of future generations.

•	Sustainable: The government will continue to take a flexible approach to respond to the ongoing economic uncertainty while ensuring the long-term sustainability of Ontario’s finances.

Ontario’s Economic and Fiscal Outlook in Brief

Ontario’s Fiscal Plan

In 2023–24, the government is projecting a deficit of $5.6 billion. Over the medium term, the government is forecasting a deficit of $5.3 billion in 2024–25 and a surplus of $0.5 billion in 2025–26.

Ontario’s Medium-Term Fiscal Plan — Details ($ Billions)

	Actual	Current Outlook	Medium-Term Outlook

	2022–23	2023–24	2024–25	2025–26

Revenue

Personal Income Tax	44.2	49.4	51.2	54.3

Sales Tax	36.1	37.7	38.7	40.7

Corporations Tax	27.8	26.0	25.8	27.4

Ontario Health Premium	4.4	4.8	5.0	5.2

Education Property Tax	6.0	5.7	5.8	5.8

All Other Taxes	18.0	17.5	19.4	21.5

Total Taxation Revenue	136.5	141.2	145.8	154.8

Government of Canada	31.3	35.1	35.4	37.0

Income from Government Business Enterprises	6.1	6.8	6.5	8.4

Other Non-Tax Revenue	19.0	18.7	19.0	19.8

Total Revenue	192.9	201.8	206.7	220.0

Base Programs[1]

Health Sector	75.1	81.2	84.2	87.6

Education Sector[2]	33.6	34.7	36.4	37.5

Postsecondary Education Sector	11.6	12.1	12.5	13.0

Children, Community and Social Services Sector	18.1	19.4	19.9	19.9

Justice Sector	5.3	5.5	5.3	5.2

Other Programs	30.1	40.1	37.8	39.1

Total Base Programs	173.8	193.0	196.2	202.3

COVID-19 Time-Limited Funding	6.3	–	–	–

Other One-Time Expenses	6.3	–	–	–

Total Programs	186.4	193.0	196.2	202.3

Interest on Debt	12.4	13.4	14.3	15.2

Total Expense	198.8	206.4	210.5	217.5

Surplus/(Deficit) Before Reserve	(5.9)	(4.6)	(3.8)	2.5

Reserve	–	1.0	1.5	2.0

Surplus/(Deficit)	(5.9)	(5.6)	(5.3)	0.5

Net Debt as a Per Cent of GDP	38.3%	38.4%	39.1%	38.7%

Net Debt as a Per Cent of Revenue	207.6%	206.2%	210.8%	204.2%

Interest on Debt as Per Cent of Revenue	6.4%	6.7%	6.9%	6.9%
[1]

For presentation purposes in the 2023 Ontario Economic Outlook and Fiscal Review, one-time COVID-19-related spending in 2022–23 has been included within COVID-19 Time-Limited Funding. This funding will no longer be reported separately, starting in 2023–24.

[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Notes: Numbers may not add due to rounding. Current and medium-term outlook primarily reflect information available as of September 29, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

Revenue Outlook Over the Medium Term

Ontario’s revenue outlook is anchored by an economic projection based on private-sector forecasts and the best available information at the time of finalizing the planning projection. Details of the medium-term revenue outlook are outlined later in this document. See Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook for further details.

Key inputs included in the revenue forecast are a prudent economic outlook based on private-sector forecasts; existing federal–provincial agreements and funding formulas; and the business plans of government ministries, business enterprises and service organizations.

Program Expense Outlook Over the Medium Term

The government is building a strong fiscal foundation while continuing to invest in critical public services. In 2023–24, program expense is projected to increase by $6.6 billion compared to 2022–23, or 3.5 per cent. Between 2023–24 and 2025–26, program expense is projected to increase every year, growing at an average annual rate of 2.4 per cent as the government continues to invest in critical programs in health care, education and infrastructure. Significant contingencies are included within the program expense outlook to manage unforeseen risks.

See Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook for further details on the program expense outlook over the medium term.

Interest on Debt Outlook Over the Medium Term

Ontario is forecast to pay $13.4 billion in interest costs in 2023–24, $14.3 billion in 2024–25 and $15.2 billion in 2025–26. Over this period, cumulative interest on debt expense is $0.7 billion below the 2023 Budget forecast.

See Chapter 4: Borrowing and Debt Management for further details on the interest on debt outlook over the medium term.

Other Fiscal Planning Assumptions

The reserve is set at $1.0 billion in 2023–24, $1.5 billion in 2024–25 and $2.0 billion in 2025–26.

Net debt-to-GDP for 2023–24 is projected to be 38.4 per cent. Over the medium term, the net debt-to-GDP ratio is forecast to be 39.1 per cent in 2024–25 and 38.7 per cent in 2025–26.

Ontario’s Economic and Fiscal Outlook in Brief

Economic and Fiscal Outlook Scenarios

In recognition of continued economic uncertainty, the Ontario Ministry of Finance has once again developed Faster Growth and Slower Growth scenarios that the economy could take over the next several years. These alternative scenarios should not be considered the best case or the worst case. Rather, they illustrate a broader range of possible outcomes.

Ontario Real GDP Growth Scenarios (Per Cent)

	2023p	2024p	2025p	2026p

Faster Growth Scenario	1.7	2.1	2.3	3.1

Planning Projection	1.1	0.5	2.0	2.8

Slower Growth Scenario	0.7	(0.9)	1.9	2.7
p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios. Source: Ontario Ministry of Finance.

Ontario Nominal GDP Growth Scenarios (Per Cent)

	2023p	2024p	2025p	2026p

Faster Growth Scenario	4.5	5.3	4.7	5.3

Planning Projection	3.6	2.9	4.2	4.8

Slower Growth Scenario	2.9	0.7	3.9	4.5
p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios. Source: Ontario Ministry of Finance.

Ontario’s Economic and Fiscal Outlook in Brief

In the event that the alternative economic scenarios materialize, as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Under the Faster Growth scenario, the deficit outlook may improve to $3.3 billion in 2023–24, and reach surpluses of $1.9 billion in 2024–25 and $10.5 billion in 2025–26. However, under the Slower Growth scenario, the deficit outlook may deteriorate to $7.7 billion in 2023–24, $11.9 billion in 2024–25, and $8.3 billion in 2025–26. In these alternative outlook scenarios, program expenditures are assumed to be unchanged compared to the medium-term expense outlook and only revenue and interest on debt are adjusted.

The heightened economic and geopolitical uncertainties facing Ontario underscore the need for a responsible and flexible fiscal plan to respond to uncertainty and risk. See Chapter 3, Economic and Fiscal Outlook Scenarios section for further details.

Ontario’s Economic and Fiscal Outlook in Brief

Borrowing and Debt Management

Ontario’s long-term public borrowing for 2023–24 is now forecast to be $34.7 billion, $7.2 billion more than the 2023 Budget forecast. This is primarily due to higher than previously forecast deficits in 2022–23 and 2023–24. As of October 12, 2023, Ontario had completed $15.0 billion, or 43 per cent of its 2023–24 total long-term public borrowing program. Ontario’s borrowing program is also driven by a historic capital plan. See section A Capital Plan for a Stronger Ontario for further details.

2023–24 Borrowing Program and Medium-Term Outlook

($ Billions)

	2023 Budget	In-Year Change	Current Outlook	Medium-Term Outlook
			2023–24	2024–25	2025–26

Deficit/(Surplus)	1.3	4.3	5.6	5.3	(0.5)

Investment in Capital Assets	13.6	0.0	13.6	18.7	19.0

Non-Cash and Cash Timing Adjustments	(9.2)	7.9	(1.3)	(11.2)	(12.0)

Loans to Infrastructure Ontario	0.1	–	0.1	0.1	0.2

Other Net Loans/Investments	0.1	(0.0)	0.1	(1.0)	(0.2)

Debt Maturities/Redemptions	31.2	(0.0)	31.2	28.0	33.1

Total Funding Requirement	37.0	12.2	49.2	39.9	39.5

Decrease/(Increase) in Short-Term Borrowing	–	–	–	(2.5)	(2.5)

Increase/(Decrease) in Cash and Cash Equivalents	5.0	(5.0)	–	–	–

Pre-borrowing in 2022–23 for 2023–24	(14.5)	–	(14.5)	–	–

Total Long-Term Public Borrowing	27.5	7.2	34.7	37.4	37.0

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

Ontario is forecast to pay $13.4 billion in interest costs in 2023–24, $0.6 billion lower than the 2023 Budget forecast.

Interest on debt in 2024–25 and 2025–26 is forecast to be $14.3 billion and $15.2 billion, compared to the 2023 Budget forecast of $14.4 billion and $15.1 billion, respectively.

A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs by around $700 million in the first full year.

Ontario’s Economic and Fiscal Outlook in Brief

The net debt-to-GDP ratio in 2023–24 is now projected to be 38.4 per cent, or 0.6 percentage points higher than the 37.8 per cent forecast in the 2023 Budget, which is mainly due to higher than previously projected deficits. Over the medium-term outlook, the net debt-to-GDP ratio is projected to remain modestly higher than the forecasts contained in the 2023 Budget.

Ontario’s Economic and Fiscal Outlook in Brief

As described earlier in the Economic and Fiscal Outlook Scenarios section, in the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change as a result. Under the Faster Growth scenario, long-term borrowing would decrease by $19.6 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $17.3 billion over the same period.

Ontario’s Economic and Fiscal Outlook in Brief

A Capital Plan for a Stronger Ontario

Ontario’s Plan to Build includes the most ambitious capital plan in Ontario’s history, with planned investments over the next 10 years totalling $185.0 billion, including $20.7 billion in 2023–24. This plan is getting shovels in the ground to build highways, hospitals and other critical assets for a growing population, as well as laying the foundation for a strong Ontario. The Ontario Infrastructure Bank will invest in sector specific projects that will help address the infrastructure deficit and support the province’s growth. See Chapter 1, Section A: Building Ontario for further details.

Key highlights in the capital plan include:

Highways

$28.1 billion over 10 years to support the highway network including the planning and/or construction of new and expanded highways across the province, such as:

•

Highway 413, a new 400-series highway and transportation corridor across Halton, Peel and York regions that will bring relief to one of the busiest corridors in North America and save drivers up to 30 minutes each way on their commute during rush hour;

•	Bradford Bypass, a new four-lane freeway connecting Highway 400 in Simcoe County and Highway 404 in York Region, which will save drivers an estimated 35 minutes in travel time;

•

The QEW Garden City Skyway Bridge Twinning project, which includes construction of a new bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake;

•	The expanded Highway 7 will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph;

•	Enabling the expansion of Highway 401 east from Brock Road in Pickering to help relieve gridlock for tens of thousands of drivers per day and get goods moving faster; and

•	Widening existing corridors across the province, such as Highway 3 between Essex and Leamington, Highway 11/17 between Thunder Bay and Nipigon and Highway 17 between Kenora and the Manitoba border.

Ontario’s Economic and Fiscal Outlook in Brief

Transit

$70.7 billion over 10 years to build new and expanded public transit across the province, including:

•

Transforming the GO Transit rail network into a modern, reliable and fully integrated rapid transit network. GO expansion will improve access and convenience across the Greater Golden Horseshoe by steadily increasing service with two-way all-day GO train service across the core network with faster trains, more stations and better connections;

•	Making investments to expand GO Transit rail service to Bowmanville;

•

Increasing GO train service between Union Station and the Niagara Region, with more express service between Hamilton, Burlington and Toronto. The government also re-introduced year-round weekend GO train service between Union Station in Toronto and Niagara Falls. The service includes three round trips every day of the week, offering travellers a faster, more direct journey between downtown Toronto and one of Canada’s top tourist destinations;

•

Awarding two major contracts and releasing two Requests for Proposals (RFPs) for the Ontario Line, which will provide rapid transit from Exhibition/Ontario Place to Eglinton Avenue and Don Mills Road as well as connect more than 40 other transit routes, including GO train lines, subway and streetcar lines and the Eglinton Crosstown;

•

Continuing tunnelling for the three-stop Scarborough Subway Extension from Kennedy Station to Sheppard Avenue and McCowan Road and awarding the contract for design and construction of new underground stations with bus terminals;

•	Continuing tunnelling on the Eglinton Crosstown West Extension. As of September 2023, the two boring machines have completed more than half the tunnelling of a combined 8.2 kilometres; and

•

Purchasing three new trainsets to restore the Northlander passenger rail service to provide a safe and reliable transportation option for Northern communities, which will also support industries and resource sectors.

Ontario’s Economic and Fiscal Outlook in Brief

Health

More than $48 billion over the next 10 years in health infrastructure, including over $32 billion in capital grants, to support more than 50 hospital projects that would add 3,000 new beds over 10 years to increase access to reliable, quality care. Investments are being made to support hospital projects, including:

•

Transformation of the existing site and urgent care centre into a new 24/7 inpatient care hospital at Peel Memorial in Brampton, in partnership with the William Osler Health System. This will allow development of an emergency department and meet the evolving needs of one of Ontario’s fastest growing communities;

•	Funding to support the Trillium Health Partners Broader Redevelopment Project to build a new, state-of-the-art hospital, the Peter Gilgan Mississauga Hospital and the expansion of the Queensway site;

•

Support for the construction of a new, modern hospital facility on the existing Uxbridge site at the Oak Valley Health – Uxbridge Hospital to replace the current aged building, and enable the expansion of specialized outpatient clinics as well as the creation of a community health hub with long-term care services;

•

Expansion of the Scarborough Health Network – Birchmount Hospital with a new inpatient tower and an expanded emergency department to reduce wait times, improve patient flow and update aging infrastructure;

•	Support for the construction of a new state-of-the-art patient tower at University Health Network–Toronto Western Hospital that will add more than 80 net new beds and 20 new operating rooms;

•	Support for a new state-of-the-art acute care hospital in Windsor and Essex County to add more hospital beds and expand services in the region;

•

Support for redevelopment of the existing hospital and regional trauma centre on a new site for the Ottawa Hospital – Civic Campus to expand access to programs and services as well as meet bed capacity needs; and

•

Support the Runnymede Healthcare Centre’s First Responders Wellness and Rehabilitation Centre to break down barriers in accessing treatment for post-traumatic stress injury and other concurrent mental health disorders.

Ontario’s Economic and Fiscal Outlook in Brief

Long-Term Care

•

Advanced construction on 11,199 beds (67 projects) to start between April 1, 2022 and August 31, 2023 by providing a supplemental increase to the construction funding subsidy to stimulate the start of construction for more long-term care homes across Ontario;

•

Planned investments that total a historic $6.4 billion since 2019 to build more than 30,000 new and upgrade over 28,000 long-term care beds across the province by 2028 to modern design standards. As of September 2023, 18,204 beds (110 projects) are either completed/open, under construction, or have the approval to start construction; and

•	Progress in building long-term care homes continues under the Accelerated Build Pilot Program:

•	In March 2022, Lakeridge Gardens (Lakeridge Health) in Ajax opened to residents as the first home under the Accelerated Build Pilot Program, adding 320 new beds to the long-term care sector.

•	In May 2023, Humber Meadows (Humber River Hospital) in Toronto opened, adding 320 new beds to the long-term care sector.

•	Wellbrook Place (Trillium Health Partners) in Mississauga is expected to open to residents in fall 2023, adding a total of 632 beds to the long-term care sector.

Broadband

•

Nearly $4 billion beginning in 2019–20 to ensure every community across the province has access to high-speed internet by the end of 2025. Multiple broadband programs are supporting this goal to help people work, learn or connect with their loved ones, including the Southwestern Integrated Fibre Technology (SWIFT) and Eastern Ontario Regional Network initiatives.

Education

•

Investing $22 billion over the next 10 years, including about $15 billion in capital grants, to build more schools and child care spaces as well as the renewal of existing schools. New projects include an English public elementary school in Sudbury, a joint French public and Catholic secondary school in Kingston, an English Catholic elementary school in Kitchener, an English public elementary school in Windsor and a new addition to the École secondaire Jeunes sans frontières in Brampton.

Postsecondary Education

•

$5.4 billion in the Postsecondary Education sector over the next 10 years, including over $2 billion in capital grants, to help colleges, universities and Indigenous Institutes modernize classrooms by upgrading technology, supporting critical repairs and improving energy efficiency.

Ontario’s Economic and Fiscal Outlook in Brief

Infrastructure Expenditures[1]
($ Millions)

Sector	Current Outlook[2,3] 2023–24	Medium-Term Outlook		10-Year Total[4]
		2024–25	2025–26

Transportation

Transit	7,471	11,892	10,150	70,728

Provincial Highways	3,193	3,459	3,724	28,098

Other Transportation, Property and Planning	236	192	167	1,270

Health

Hospitals	3,349	3,795	5,687	48,119

Other Health	573	368	1,297	8,464

Education	3,003	2,923	2,801	22,062

Postsecondary Education

Colleges and Other	705	650	495	4,082

Universities	124	114	132	1,309

Social	394	381	472	2,645

Justice	851	790	423	3,036

Other Sectors[5]	3,638	3,192	3,235	16,740

Total Infrastructure Expenditures	23,536	27,756	28,583	206,555

Less: Other Partner Funding[6]	2,864	1,741	1,482	21,506

Total[7]	20,672	26,015	27,100	185,049
[1]

Includes interest capitalized during construction; third-party investments in hospitals, colleges and schools; federal and municipal contributions to provincially owned infrastructure investments; and transfers to municipalities, universities and non-consolidated agencies.

[2]	Includes $573 million in interest capitalized during construction.
[3]	Includes provincial investment in capital assets of $13.6 billion.
[4]	Total reflects the planned infrastructure expenditures for 2023–24 through to 2032–33.
[5]	Includes broadband infrastructure, government administration, natural resources and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 1: Building a Strong Ontario Together

Section A: Building Ontario

Introduction

Ontario’s population is growing rapidly and good-paying jobs are being created. To help meet the needs of the province’s growing communities, Ontario’s Plan to Build is helping to attract historic automotive and clean steel investments, as well as getting key critical infrastructure projects built.

Building Ontario’s Economy for Today and Tomorrow

Leveraging Ontario’s Critical Minerals Advantage

Critical minerals such as cobalt, lithium, nickel and graphite are highly sought-after commodities in the global economy and Ontario has the potential to unlock these resources right here at home.

Through its Critical Minerals Strategy, the government is working with Indigenous communities to unlock the economic potential of the province’s critical minerals in the North, including minerals in the Ring of Fire. To help build all-season roads to the Ring of Fire, the government is continuing to support Environmental Assessments for the Marten Falls Community Access Road, the Webequie Supply Road and the Northern Road Link, led by the Marten Falls First Nation and Webequie First Nation.

Strengthening Critical Mineral Exploration

To advance Ontario’s Critical Minerals Strategy and secure the province’s position as a global leader in supplying responsibly sourced critical minerals, the government is proposing to enhance the Ontario Focused Flow-Through Share Tax Credit. This enhancement would help stimulate critical mineral exploration in Ontario and improve access to capital for small mining exploration companies.

The proposed change would expand eligibility to specified critical minerals that qualify for the federal Critical Mineral Exploration Tax Credit starting with the 2023 tax year. This would result in an additional $12 million per year in tax credit support to the critical minerals mining industry.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Section A: Building Ontario

Supporting Innovative Critical Minerals Projects

As part of the Critical Minerals Strategy, Ontario invested $5 million in the Critical Minerals Innovation Fund (CMIF) which launched in November 2022. The fund supports the critical minerals sector through targeted research and innovation investments to address supply chain gaps.

In 2023–24, the CMIF funded 13 innovative industry-led projects, providing up to $500,000 in supports for a maximum of 50 per cent of eligible project costs. For example:

•

Frontier Lithium Inc. received $500,000 to help develop innovative lithium processing techniques and establish lithium mining and mineral processing in Ontario for use in battery and electric vehicle (EV) manufacturing supply chains.

•	Vale Canada Ltd. received $500,000 to develop bioleaching techniques for reprocessing tailings to extract nickel and cobalt from mine waste and to help increase the supply of battery metals.

•

Veracio Canada received $250,000 to develop and commercialize an innovative continuous drilling system for deep ore bodies to accelerate the discovery and delineation of critical minerals reserves for use in battery and other advanced manufacturing supply chains.

Chapter 1: Building a Strong Ontario Together

Investing in Junior Mining Companies

In the 2023 Budget, Ontario announced it is investing an additional $6 million over the next two years into the Ontario Junior Exploration Program. This brings the government’s total investment in the program to $35 million, with $12 million dedicated to critical minerals exploration. Between the program’s launch in 2021 and April 2023, 48 junior mining companies have received nearly $7.5 million in funding, leveraging an additional $17.5 million in investments from the industry. For example:

•	EV Nickel Inc.’s Langmuir Project received $200,000 to complete a diamond drill program with 43 holes to a combined depth of 14,247 metres.

•

Canadian Gold Miner Corp.’s South Kirkland Project received $200,000 to complete line cutting and induced polarization survey activities. The company also received $200,000 to complete line cutting, ground geophysical, geological and geochemical surveys, and stripping activities.

•	New Break Resources Ltd.’s Moray Project received $200,000 to complete a Very Low Frequency and Ground Magnetometer survey, as well as a stripping and sampling program.

Attracting Manufacturing, Innovation and High-Paying Jobs

Bringing Manufacturing Jobs Back to Ontario

The government is helping to attract new investments in the manufacturing sector, which are creating thousands of new jobs in the province. In 2022, the manufacturing sector directly contributed $84.9 billion to provincial real gross domestic product (GDP). In the second quarter of 2023, real GDP in Ontario’s manufacturing sector rose by 2.9 per cent from the previous quarter. In 2022, Ontario’s manufacturing sector was also responsible for nearly half of Canada’s total manufacturing exports ($193.0 billion of Canada’s $418.3 billion in total exports).

Employment in the manufacturing sector increased by 27,700 jobs over the first nine months of 2023, after increasing by 42,600 in 2021 and 11,900 in 2022 as the economy recovered from the impacts of COVID-19. By September 2023, the manufacturing sector employed 813,000 people, an increase of 49,600 jobs from the pre-pandemic level in February 2020.

The government continues to help build a strong and resilient manufacturing sector by attracting investments that will increase production, improve the province’s competitiveness and create good-paying jobs across Ontario.

Section A: Building Ontario

Attracting Investment Through the Ontario Made Manufacturing Investment Tax Credit

Ontario’s Plan to Build is working to attract and encourage the business investment needed to create jobs in the province’s manufacturing sector. As part of this plan, the government introduced the Ontario Made Manufacturing Investment Tax Credit in the 2023 Budget. This 10 per cent refundable Corporate Income Tax credit provides up to $2 million per year to qualifying Canadian-controlled private corporations that make eligible investments in buildings, machinery or equipment used in manufacturing or processing in the province.

The Ontario Made Manufacturing Investment Tax Credit will provide an estimated $780 million in income tax support over three years beginning in 2023–24, helping Ontario manufacturers lower their costs, innovate and become more competitive.

Making Ontario a Global Electric Vehicle Leader

The government is also strengthening Ontario’s position as a global leader across the electric vehicle (EV) supply chain. Ontario is becoming a North American hub for building the cars of the future by attracting more than $26 billion over the last three years in transformative automotive and EV battery-related investments from global automakers, parts suppliers, and EV battery and materials manufacturers. This includes the following recent significant investments:

•

LG Energy Solution and Stellantis are investing more than $5 billion towards the NextStar Energy EV battery manufacturing plant in Windsor, as announced in March 2022, supporting an estimated 2,500 jobs. In August, NextStar Energy began recruiting workers for the plant, which is expected to be fully operational by 2025.

•

Magna International announced in February 2023 that it would invest $471 million to expand the company’s Ontario operations and support the opening of a new $265 million EV battery enclosure facility in Brampton.

•

Volkswagen, one of the world’s largest automakers, and its subsidiary PowerCo SE, announced a $7 billion investment in April 2023 to build the automaker’s first overseas EV battery cell manufacturing plant in St. Thomas. The plant is the largest electric vehicle-related investment in Canadian history and is expected to create up to 3,000 direct jobs. Once complete in 2027, the plant will produce batteries for up to one million EVs per year. To support Volkswagen’s investment, the Ontario government is providing $500 million in direct incentives to the company and investing hundreds of millions of dollars more to strengthen and grow St. Thomas and the surrounding communities. This includes infrastructure improvements to roads, railways, water, electricity supply, and police and fire safety.

Chapter 1: Building a Strong Ontario Together

•

Mitsui High-tec (Canada) Inc. announced a $102.3 million investment in June 2023 to open a new 103,500 square-foot manufacturing facility in Brantford to increase production of motor cores, the basic structure of the motor used in EVs.

•

General Motors (GM) announced in July 2023 that a new facility at its CAMI Assembly in Ingersoll will begin building battery modules in the second quarter of 2024, supporting the company’s increasing EV production volume. The new 400,000 square-foot facility will assemble modules for BrightDrop Zevo production at CAMI Assembly as well as additional Ultium EVs built at other GM plants.

These investments are helping to increase the competitiveness of Ontario’s auto sector. Ontario is the only jurisdiction in North America to have five major global automotive assemblers — Ford, General Motors, Honda, Stellantis and Toyota.

Section A: Building Ontario

Chapter 1: Building a Strong Ontario Together

Supporting Better Jobs and Bigger Paycheques by Enhancing Invest Ontario

In July 2020, the government established its investment attraction agency, Invest Ontario, in response to increasingly fierce competition between jurisdictions in attracting business investments. The agency serves as a one-stop source for business information and tailored investment solutions. It provides facilitated access to all levels of government and local service providers as well as financial assistance through its Invest Ontario Fund.

Invest Ontario has attracted strategic investments that encourage innovation and support stronger supply chains in three strategic sectors where the province has a global competitive advantage — advanced manufacturing, life sciences and technology. For example, in June 2023, the agency supported a $102.3 million investment by the motor core parts manufacturer, Mitsui High-tec (Canada) Inc., by providing $3.1 million through its Invest Ontario Fund. The agency is on track to help secure an estimated $11 billion in investments that will generate over 6,000 new jobs.

Ontario will continue its plan to attract landmark investments in the economy by providing an additional $100 million to the Invest Ontario Fund, which will now total $500 million. This funding will help attract more leading companies to Ontario, further support businesses already here and create good-paying jobs in communities across the province.

Powering Ontario’s Growth

As Ontario is expecting to continue to see rapid population growth and investments, the province needs additional reliable, affordable, and clean energy that businesses can rely on. To meet growing electricity demand this decade, Ontario is expanding generation capacity, conducting Canada’s largest clean energy storage procurement, and expanding energy efficiency programs. The government is supporting the continued safe operation of the Pickering Nuclear Generating Station to 2026, while asking Ontario Power Generation (OPG) to review the potential refurbishment of the Pickering B units, supporting the refurbishment of the Darlington Nuclear Generating Station, the building of North America’s first grid-scale Small Modular Reactor (SMR) and the development of three additional SMRs.

The government is moving forward with plans to meet expected rising electricity demand in the 2030s and beyond. Ontario’s Independent Electricity System Operator (IESO) has recommended the province start early planning to meet expected long-term demand between 2030 and 2050. The government’s Powering Ontario’s Growth plan, released in July 2023, outlines actions to meet growing energy demand over the long run, which includes starting pre-development work for a large-scale nuclear station, advancing three additional SMRs at the Darlington nuclear site, planning for strategic new transmission lines, and developing long-duration storage projects.

Section A: Building Ontario

Building on Ontario’s Nuclear Advantage

Ontario is a global leader in the nuclear industry. With the increasing demand for energy, the government is leveraging the Ontario nuclear sector’s experience and expertise in this safe, reliable and clean energy source to develop the next generation of nuclear power.

Ontario continues to support the refurbishments at the Darlington and Bruce Nuclear Generating Stations. The government is also working with Bruce Power on pre-development work for the first large-scale nuclear generation build in over three decades in Canada. Bruce Power will start community consultations and conduct the environmental assessment for federal approval. This will better position Ontario to compete for international investments, which are increasingly prioritizing access to a clean energy supply.

The Darlington Nuclear Generating Station is undergoing a refurbishment project of all four of its units, two of which have been completed. Most recently, the refurbishment of the Darlington Nuclear Generating Station’s Unit 3 was completed in July 2023, 169 days ahead of schedule and on budget. Approximately 96 per cent of the Darlington refurbishment project costs are being spent in the province, involving more than 260 companies. The $12.8 billion refurbishment project, together with the station’s extended operation, will generate approximately $90 billion in economic benefits for Ontario and create an average of 14,200 jobs annually across the province.

The Ontario government is working with OPG to commence planning and licensing for three additional SMRs at the Darlington site. This will bring the total to four SMRs which, once deployed, would produce enough electricity to power 1.2 million homes.

This expansion of Ontario’s SMR program enhances Ontario’s position as a global leader in new nuclear technologies, creating new export opportunities that will drive economic growth. OPG and other Ontario nuclear supply chain providers have already signed major agreements valued at approximately $1 billion to export nuclear products and services to countries including Poland, Estonia and the Czech Republic.

Chapter 1: Building a Strong Ontario Together

Expanding Electricity Transmission Infrastructure

In addition to generating resources, new electricity transmission infrastructure is needed to meet growing electricity demand in the province. Last year, Ontario acted to ensure the efficient and timely development of five new electricity transmission infrastructure projects in Southwestern Ontario. Additional new projects proposed in the coming years include:

•

Three new transmission lines in Northeastern Ontario to power forecast electricity growth, such as in the Sault Ste. Marie and Timmins areas, including from the conversion from coal to electric arc furnaces at Algoma Steel as well as from growth in the mining sector; and

•	One new transmission line to power growth in the Ottawa region and across Eastern Ontario.

These projects total to more than 2,400 megawatts (MW) in new transmission capacity. Transmission is critical to providing reliable, affordable, clean electricity to families and businesses; and the future expansion of the transmission system is key to enhancing Ontario’s clean energy advantage, enabling industrial electrification and growth, as well as supporting electric vehicle adoption.

The Ontario Infrastructure Bank provides additional opportunities for the government to work with Indigenous communities and other partners to continue building more electricity transmission infrastructure. See section Building Highways, Transit and Infrastructure for further details.

Section A: Building Ontario

Supporting Ontario’s Reliable, Affordable and Clean Electricity Grid

Energy storage will support the operation of Ontario’s clean electricity grid by drawing and storing electricity off-peak when power demand is low and intermittent renewable generation is high, as well as returning the power to the system at times of higher electricity demand.

In October 2022, the government launched the largest clean energy storage procurement in Canada’s history. The procurement, which is contracting 2,500 MW of clean energy storage, will increase the efficiency of Ontario’s clean electricity grid. To date, Ontario has acquired a total of 880 MW of new storage supply, as announced in May and June 2023, with nine of the 15 previously announced storage projects having at least 50 per cent Indigenous ownership. These projects complement Ontario’s recent agreement for the 250 MW Oneida Energy Storage Facility in Haldimand County. When all are fully operational, scheduled for the end of 2026, Ontario will have Canada’s three largest battery projects, located in Hagersville (285 MW), Haldimand (250 MW) and Napanee (250 MW).

Ensuring the Effectiveness of the Proposed Federal Investment Tax Credits to Support Clean Energy

As Ontario plans for a clean energy future, the province will require significant investment in new energy infrastructure. Ontario has called upon the federal government to provide clear commitments on federal Investment Tax Credit (ITC) funding for clean energy projects in Ontario, so that they can be advanced without additional risk or potential cost to ratepayers. Certainty over the timing and availability of the proposed ITCs is critical to ensure investor confidence. Ontario is also asking the federal government to extend the proposed Clean Electricity ITC support to include intra-provincial transmission expansion and to provide the same level of ITC support for taxable and non-taxable entities to ensure fairness and to create a level playing field. In addition, Ontario looks forward to working with the federal government to develop plans to clarify and reduce timelines, and enhance engagement and partnerships on critical, job-creating projects.

Chapter 1: Building a Strong Ontario Together

Helping Industry Through the Ontario Emissions Performance Standards Program

Ontario has created its own Emissions Performance Standards (EPS) program as an alternative to the federal Output-Based Pricing System (OBPS) on industrial emissions. On January 1, 2022, the Ontario EPS program took effect to regulate greenhouse gas emissions from large facilities. It is a more tailored program fit for Ontario’s environment and economy that helps the province achieve emission reductions from large emitters and achieve Ontario’s share of Canada’s 2030 emissions reduction targets. Between now and 2030, it will help save industry over $1 billion compared to the federal policy. Ontario is planning to return these funds in full to eligible industries through the EPS program.

Launching the Clean Energy Credit Registry and the Future Clean Electricity Fund

In March 2023, the government launched Ontario’s clean energy credit (CEC) registry. Proceeds from the sale of clean energy credits will be directed to Ontario’s Future Clean Electricity Fund. This fund will help keep costs down for electricity ratepayers by supporting the development of new clean energy projects as the province builds out the electricity grid to meet the demands of a growing population and economy, as well as the electrification of transportation and industry.

Supporting Local Ontario Businesses

Ontario’s businesses drive the economy and create good-paying jobs for workers in growing communities across the province. They are building the economy of tomorrow.

Since 2018, the government has saved businesses, not-for-profit organizations and the broader public sector an estimated $939 million in gross annual regulatory compliance costs by reducing red tape, without impacting public or workplace safety.

The government has also taken significant action to lower costs for businesses to help them compete, grow and weather today’s economic uncertainty. In 2023, the government is enabling an estimated $8.0 billion in cost savings and support for Ontario businesses, of which $3.6 billion would go to small businesses.

Section A: Building Ontario

Modernizing Capital Markets

Ontario will continue to work closely with the Ontario Securities Commission (OSC) to foster more competitive capital markets, while ensuring investors remain protected. As capital markets continue to evolve and adapt to global economic volatility, the government remains focused on strengthening competition, which encourages innovation and capital formation while ensuring continued investor protection. Ontario continues to move forward with initiatives to support increased investment and economic activity and refine regulatory frameworks to support the people of Ontario investing for their future.

This is why the government is proposing to amend securities legislation to facilitate streamlined access to capital for well-known seasoned issuers in Ontario. The government is also working with the OSC to bring forward further modernization initiatives that facilitate greater early-stage financing of Ontario startups and small and medium-sized companies. It is also working with the OSC to enhance investor access to investment opportunities and support increased investment in capital-intensive assets, such as infrastructure, natural resource projects and other relatively less liquid assets, through a long-term investment or asset fund framework.

The government supports equitable access to capital markets and will work with the OSC to engage Indigenous communities and organizations to identify opportunities for enhanced Indigenous participation in capital markets.

Ontario is also seeking to enhance investor confidence by facilitating the use of automatic and streamlined reciprocal enforcement orders, strengthening the OSC whistleblower statutory framework and introducing a statutory process for the distribution of disgorged funds to harmed investors. The government, working with the OSC, is also strengthening Ontario’s short-selling framework to better align with other leading jurisdictions, and supports the OSC’s ongoing work to modernize the dispute resolution framework available to Ontario investors.

Chapter 1: Building a Strong Ontario Together

Collaborating to Improve Financial Services

The Ontario government is supportive of ongoing federal initiatives in the financial markets sector, including:

•	Ongoing work, along with the Royal Canadian Mounted Police (RCMP), to tackle financial crime across Canada;

•	Establishing a made-in-Canada open banking framework to support Canada’s increasingly digital economy; and

•	Modernizing digital payment tools, such as Real-Time Rail, a national payment processing system intended to facilitate rapid and data-rich payments.

Ontario looks forward to continuing to collaborate with the federal government and regulatory partners to make further progress on these initiatives.

Reviewing Ontario’s Tax System

In the 2023 Budget, the government announced that it would be reviewing the province’s tax system to further its track record of supporting business, seniors and families. The review is prioritizing competitiveness, productivity and long-term growth in the province, as well as the fairness and effectiveness of tax relief and supports. The review is also focused on modernizing Ontario’s tax administration tools.

Building on the objectives identified in the Budget and based on the initial discussions with policy economists and tax experts, several themes have emerged to guide the provincial tax review:

•	Ensuring that the results of the tax review align with Ontario’s fiscal plan;

•	Focusing on long-term economic growth and competitiveness by encouraging investments to support greater productivity, and by attracting and retaining top talent;

•	Promoting fair treatment of taxpayers that supports their ability to make investment decisions and carry out reliable and predictable planning for savings and growth;

•	Prioritizing simplicity and transparency to make the tax system clearer and more easily understood; and

•	Modernizing the tax system by updating and streamlining existing tax measures.

In the coming months, the government will continue discussions with key sectors and further explore these themes. The Ontario government will provide another report on its progress with the 2024 Budget.

See section Consultations on Building a Strong Ontario Together for further details.

Section A: Building Ontario

Building Highways, Transit and Infrastructure

As Ontario’s population grows, so does the need to build highways, roads, hospitals, schools, broadband and other infrastructure. The government is delivering on Ontario’s Plan to Build, the most ambitious capital plan in the province’s history, by getting shovels in the ground to better connect people to jobs, services, family and loved ones. Ontario is using every tool at its disposal to build this critical infrastructure smarter and faster.

OntarioBuilds is an interactive government web page that can be visited at ontario.ca/ontariobuilds featuring a map and information on the status of thousands of infrastructure projects and investments across Ontario.

Chapter 1: Building a Strong Ontario Together

Partnering to Build More Infrastructure, Faster and Smarter

Ontario needs to build more infrastructure. The province’s population is growing, new jobs are being created, and global companies are choosing Ontario to set up shop amid the transformation in the global economy. This growth is good news. But it means the province’s existing infrastructure is under strain. It also means more needs to be built — including more housing and long-term care homes, as well as energy, municipal and transportation infrastructure.

Addressing this infrastructure deficit is not easy. Despite an ambitious capital plan totalling $185.0 billion over 10 years, Ontario must do more to keep up with demands. This challenge exists amid competing demands for government resources and global economic uncertainty.

Section A: Building Ontario

Building Capital — Launching the Ontario Infrastructure Bank

Ontario taxpayers cannot build the infrastructure that the province needs alone. As the government moves forward with Ontario’s Plan to Build, it is looking at new ways to attract trusted Canadian institutional investors to help build essential infrastructure that would not otherwise get built.

Seizing Ontario’s Homefield Advantage

Canada is renowned for one of the strongest pension systems in the world. Because of this, the country is home to numerous major global investors.

Many Canadian pension funds have made significant infrastructure investments globally.

By adding new options for these investors to invest in Ontario’s capital projects, the province can leverage more funding while enabling pension funds to put their members’ investments to work right here at home.

The Ontario Infrastructure Bank is a new, arms-length, board-governed agency that will enable public-sector pension plans and other trusted institutional investors to further participate in large-scale infrastructure projects across the province. The government is proposing to provide $3 billion to the Ontario Infrastructure Bank in initial funding to support its ability to invest in critical infrastructure projects across the province. Institutional investor participation will help the government deliver more infrastructure faster, while leveraging additional capital from investors and helping to maintain a responsible fiscal plan for today and for future generations.

Chapter 1: Building a Strong Ontario Together

The Ontario Infrastructure Bank will develop a detailed process to ensure there is appropriate qualification and selection of projects and partners in priority areas based on financial and public benefit criteria.

Project investments made by the bank will initially be focused on new long-term care homes, energy infrastructure, affordable housing, municipal and community infrastructure and transportation. The mandate includes support for infrastructure projects for Indigenous communities that advance community and economic well-being.

Ontario Infrastructure Bank

How the Ontario Infrastructure Bank Can Help Build Ontario

Long-Term Care

As Ontario’s population continues to age, the province needs to build long-term care beds faster, especially in high-need communities. Seniors, residents and their families deserve modern, safe and comfortable long-term care homes. Through a historic $6.4 billion in planned investments since 2019, Ontario is making progress to build more than 30,000 new and over 28,000 upgraded beds across the province by 2028. The Ontario Infrastructure Bank will work with the long-term care sector to support building new long-term care beds.

Energy

As Ontario continues to see rising energy demand driven by economic growth, electrification and new housing, the government has introduced Powering Ontario’s Growth, which lays out its plan to build the reliable, affordable and clean electricity resources the province needs. Funding from the Ontario Infrastructure Bank could support the deployment of projects outlined in the plan, including the expansion of nuclear power, long-duration storage needs as well as future generation and storage resources competitively procured by the Independent Electricity System Operator. Ontario is currently procuring more than 4,000 MW of electricity generation and storage resources, which represents a 10 per cent expansion of the province’s installed electricity generation capacity. Further expansions of the province’s nuclear fleet — which could total 6,000 MW — as well as future clean competitive procurements will see the grid grow even further, highlighting the opportunities for institutional investors to be part of building Ontario’s clean energy future.

Section A: Building Ontario

Launching a New Housing–Enabling Water Systems Fund

Having strong water infrastructure in place is critical to enable the building of new housing.

This is why the government will invest $200 million over three years in a new Housing-Enabling Water Systems Fund as another step in protecting communities and helping to unlock new housing opportunities. Eligible municipalities will be able to apply for funding for the repair, rehabilitation and expansion of core water, wastewater and stormwater projects that promote growth and enable housing development. In addition, the government will also explore options to provide improved flexibility and borrowing terms for municipalities to access necessary capital under Infrastructure Ontario’s Loan Program.

The Housing-Enabling Water Systems Fund complements the recently announced Building Faster Fund, a new three-year $1.2 billion fund that supports municipalities in achieving their housing targets, including housing-enabling infrastructure and other related costs that support community growth.

Ontario continues to call on the federal government for a next generation infrastructure program that provides adequate funding in the face of rising costs and provides flexibility for provinces to address critical infrastructure needs. The government is also asking the federal government to provide funding to support this new water systems fund.

Ontario will continue to work with municipalities to build infrastructure, achieve housing targets and strengthen communities.

Supporting Innovation in Procurement Delivery

Ontario is building infrastructure now to support the future growth of the province. The government continues to advance major infrastructure projects across the province using public-private partnership delivery models. The Ontario government is also employing innovative approaches such as progressive models to provide more collaborative project planning and consultation. To adapt to the changes in the construction sector and market, the government continues to work with key stakeholders to identify solutions, such as staging major infrastructure projects that are in line with market capacity to build the province’s assets including highways, public transit and hospitals.

Modernizing Surety Bonds

As part of Ontario’s Plan to Build, the government is proposing amendments to the Construction Act to introduce regulation-making authority to allow for lower minimum bonding requirements, a type of financial security, for large public infrastructure projects that do not involve private financing. This is expected to help attract more contractors to bid on capital projects, foster and diversify market competition, and save taxpayers money.

The proposed legislative measures would support the government’s priority of building highways, transit and other infrastructure projects.

Chapter 1: Building a Strong Ontario Together

Building Highways

Gridlock on highways and roads costs the economy more than $11 billion1 a year in productivity, including time lost by commuters and drivers, higher costs of doing business and reduced access to jobs and housing.

The Ontario government is continuing to execute its plan to deliver effective and resilient infrastructure that is built not just for today, but for future generations.

Moving Forward With Highway 413

By 2051, the number of people calling the Greater Golden Horseshoe home is expected to increase by five million and two million more people will be working in this fast-growing region. There is a pressing need for new highways to prepare for this growth and alleviate gridlock in what is already one of the busiest corridors in North America.

Ontario continues to move ahead with building Highway 413, a proposed new 52-kilometre (km) 400-series highway to better connect the corridor across Halton, Peel and York Regions. Preliminary design, surveying, field work, rigorous environmental assessment work and consultations are underway for the new route.

During construction, Highway 413 is expected to support up to 3,500 jobs each year and generate up to $350 million in annual real GDP.

Once completed, Highway 413 will save drivers up to 30 minutes each way on their commute during rush hour and keep goods and the economy moving.

[1]

Benjamin Dachis, C.D. Howe Institute, “Cars, Congestion and Costs: A New Approach to Evaluating Government Infrastructure Investment,” (July 2013), https://www.cdhowe.org/public-policy-research/cars-congestion-and-costs-new-approach-evaluating-government-infrastructure-investment

Section A: Building Ontario

Chapter 1: Building a Strong Ontario Together

Getting the Bradford Bypass Built

Ontario is helping prepare York Region and Simcoe County for rapid population growth in the next 10 years by building the Bradford Bypass, a new four-lane highway to connect Highways 400 and 404.

In 2022, an Early Works contract was awarded to build a new bridge at Simcoe County Road 4. Work started in fall 2022, including utility relocations. In 2023, construction began on the new bridge.

By the end of 2023, the government will initiate a new procurement for further pre-construction activities to advance the development of the Bradford Bypass. The government also plans to initiate another procurement in early 2024 for the bridge replacement and interchange reconstruction of the Highway 400/Simcoe County Road 88 interchange, which will enable the future Bradford Bypass connection with Highway 400.

Once complete, the Bradford Bypass will save drivers an estimated 35 minutes in travel time and is expected to create an estimated 2,640 jobs per year, on average, during construction as well as generate an estimated $274 million in annual GDP.

Section A: Building Ontario

Expanding Highway 401

The Highway 401 corridor in Eastern Ontario is an important economic link between Ontario, Eastern Canada and the United States. It carries about 10,000 trucks with commodities valued at up to $380 million per day. The government is continuing work to widen Highway 401 easterly from Brock Road in Pickering, as well as replacing bridges in Port Hope, helping tens of thousands of drivers per day get to work and home faster, as well as to get goods to market sooner.

Twinning the Queen Elizabeth Way Garden City Skyway

Ontario is moving forward with the Queen Elizabeth Way (QEW) Garden City Skyway Bridge Twinning project, which includes construction of a new twin bridge on the QEW over the Welland Canal connecting the City of St. Catharines to the Town of Niagara-on-the-Lake. This section of the highway supports the province’s supply chain by linking the international border crossings at Niagara Falls and Fort Erie with the Greater Golden Horseshoe.

Building the New Highway 7

The next phase of construction for the new Highway 7 between Kitchener and Guelph will provide relief to the gridlocked Highway 401 and connect the fast-growing urban centres of Kitchener, Waterloo and Guelph.

The government is advancing the project with activities that include replacement of the Frederick Street bridge in Kitchener, environmental field work, and other engineering work to support construction on the remainder of the corridor.

Chapter 1: Building a Strong Ontario Together

Investing in Highways in Southwestern Ontario

The government is continuing to improve road safety and keeping people and goods moving in Southwestern Ontario by awarding the contract to design, build and finance the widening of Highway 3 between Essex and Leamington.

The government is also initiating a procurement for an Environmental Assessment and the design of a new interchange connecting Highway 401 to Lauzon Parkway.

Advancing these critical transportation projects will increase economic growth and trade opportunities across Ontario’s borders.

Section A: Building Ontario

Building Highways for Northern Ontario

The government is investing in highways in the North to improve road safety and unlock economic opportunities. Projects include:

•

The replacement of the Little Current Swing Bridge on Highway 6 in the Town of Northeastern Manitoulin and the Islands. The planning, preliminary design and Environmental Assessment have been completed and the project is proceeding with the next steps – property acquisition, right-of-way designation and detail design.

•	Building the first ever 2+1 highway in North America on Highway 11 north of North Bay. In July 2023, a contract was awarded to begin assessment and design work.

•

Expanded Highway 11/17 from Ouimet to Dorion East Loop in the Thunder Bay District. The nine kilometres of new lanes are part of a larger series of projects to widen 100 kilometres of the highway between Thunder Bay and Nipigon.

Chapter 1: Building a Strong Ontario Together

Section A: Building Ontario

Expanding and Improving Roads, Highways and Bridges Across Ontario

The government is investing $28.1 billion over the next 10 years to connect communities, fight gridlock and keep goods and people moving across the province. The Ontario Highways Program includes more than 650 expansion and rehabilitation projects that are either underway or planned over the next four years. In 2023–24 alone, Ontario is investing $3.2 billion towards projects that will expand and repair provincial highways and bridges.

The government is building capacity and enhancing road safety for travellers by:

•	Widening Highway 17 from Kenora to the Manitoba border;

•	Widening Highway 11/17 from two to four lanes between Thunder Bay and Nipigon for 14.4 km starting east of Highway 587; and

•

Completing work to replace 11 bridges in five locations along Highway 417 in Ottawa. This work includes the rapid replacement of both eastbound and westbound bridges from Island Park Drive to Kent Street.

Table 1.1

Recently Completed Highway Projects

Northern

•	Highway 17 west of White River: Replaced the White River Bridge at Bremner.

•	Highway 11 in Greenstone: Resurfacing work 25 km north of Highway 17, northerly.

•	Highway 17 and Highway 638 east of Bruce Mines*: Resurfacing, bridge rehabilitation and culvert replacement east of Bruce Mines.

Southwestern

•	Highway 401 in London: Pavement resurfacing 3.7 km west of Highway 4 (Colonel Talbot Road) to Highway 402.

•	Highway 3 in Essex County*: Widening from Ellis Side Road to Essex Road 23, Windsor to Leamington.

•	Highway 401 in Cambridge*: Widening from Waterloo Regional Road 24 (Hespeler Road) to Waterloo Regional Road 33 (Townline Road).

Eastern

•	Highway 417 east of Ottawa*: Reconstruction and improvements between Casselman and Highway 138.

•	Highway 7/115 in Peterborough*: Rehabilitation of seven bridges between Airport Road and Lansdowne Street.

•	Highway 62 in Hastings*: Rehabilitation of the Keller River Bridge.

Central

•	Highway 400 and Highway 89 interchange: Reconstruction and bridge replacement in Simcoe.

•	QEW and Dixie Road interchange phase 1, from Etobicoke Creek to The East Mall: Bridge replacements in Mississauga.

•	Highway 427 Expansion Project: Extended the highway 6.6 km, from Highway 7 to Major Mackenzie Drive and widened the existing highway to eight lanes between Finch Avenue and Highway 7.

*Substantially completed projects that are open to motorists with minor finishing work underway.

Source: Ontario Ministry of Transportation.

Chapter 1: Building a Strong Ontario Together

Building Transit

Delivering on Ontario’s Plan to Build with public transit projects is vital to supporting the province’s economy, alleviating gridlock, and connecting more people to jobs and housing.

Building Transit-Oriented Communities

The population in the Greater Golden Horseshoe is projected to grow from 10 million to nearly 15 million people by 2051. To keep people connected to jobs, services and their communities, part of Ontario’s plan is to build at least 1.5 million homes by 2031, including building mixed-use communities at or around transit stations. Transit-Oriented Communities will help increase transit ridership, create sustainable communities and build more homes, including affordable and attainable housing around GO Transit, light rail transit (LRT) and subways. Work is already underway to deliver on the Transit-Oriented Communities at eight future stations along the new Ontario Line and Yonge North Subway Extension, creating over 77,000 new jobs and approximately 48,000 new residential units.

In September 2023, the government introduced Bill 131, the Transportation for the Future Act, 2023, which, if passed, will provide a new, voluntary funding tool for municipalities. This tool could be used by municipalities to fund the design and construction of new GO stations and recoup costs over time as new development occurs around them, encouraging new housing and mixed-used communities.

Section A: Building Ontario

Building Strong and Connected GO Transit Services

To better connect growing communities across the Greater Golden Horseshoe and Southwestern Ontario, the government is continuing to expand and build better GO rail and GO bus services to make it easier and faster for people to get where they need to. Ontario continues to invest in service improvements across the core network to bring two-way, all-day GO Transit service with faster trains, more stations and better connections.

•

Bowmanville GO Rail Extension: The government has awarded a contract to advance the planning to extend GO rail service east of Oshawa into Bowmanville, which includes new tracks and signals, seven new bridges and at-grade crossing upgrades.

•

Bramalea GO Station: The brand-new accessible station, parking garage, and bus loop will provide better access to GO Transit and Brampton Transit services. These improvements at the Bramalea GO Station will support future two-way, all-day GO train service along the Kitchener line and connect more people to transit, jobs and housing across the Greater Golden Horseshoe.

•	Niagara GO Rail Extension: In May 2023, the government increased GO train service between Union Station and the Niagara Region, with more express service between Hamilton, Burlington and Toronto.

•

Aurora GO Station: The government is making critical infrastructure upgrades to the Aurora GO Station, which will provide commuters with better service, more transit connections and future two-way, all-day service between Aurora GO Station and Union Station in Toronto. These improvements include a new second platform and track, a new pedestrian tunnel with elevators, additional parking spaces as well as rail signal upgrades.

•

Stouffville GO Line: The government has completed major infrastructure improvements at Milliken and Agincourt GO stations along the Stouffville Line, which will increase safety and accessibility for customers, while supporting future two-way, all-day train service between Toronto and Markham.

•

Kitchener GO Rail Extension: Following its contract award in May 2022, Metrolinx has begun work on the Guelph Central GO Station to construct a second platform, a new storage track for maintenance vehicles and a passing track in the community of Breslau to allow trains moving in opposite directions to pass each other. Metrolinx has begun work on a new fourth track between Lansdowne Avenue and Dupont Street and to realign the West Toronto Railpath, which will facilitate the new track to be installed and allow for more trains to be added to the Kitchener Line.

•

Milton GO Rail Expansion: In May 2022, the new Kipling Transit Hub was completed. This new transit hub connects customers to GO Transit; MiWay (Mississauga Transit); TTC subway; buses, and parking — it also includes improved access for pedestrians and those entering the station by way of car and bicycle.

Chapter 1: Building a Strong Ontario Together

Supporting Year-Round Weekend GO Rail Service to Niagara

Ontario has brought back year-round weekend GO rail service between Union Station in Toronto and Niagara Falls. The service includes three round trips every day of the week, offering travellers a faster, more direct journey between downtown Toronto and one of Canada’s top tourist destinations. Weekend GO train service will have special seasonal bike coaches, providing passengers with the opportunity to bring along bicycles to explore the 56-kilometre Niagara River corridor.

Building Subways

Work is underway on all four of Ontario’s priority subway projects. The government is closer to providing better travel options, alleviating gridlock on the roads and creating thousands of good, local jobs.

The combined subway projects will support more than 16,000 jobs annually during construction over the next decade. Shovels are in the ground and recent milestones include:

•

Ontario Line: The government received responses to its Requests for Proposals (RFPs) for the Pape Tunnel and Underground Stations and the Elevated Guideway and Stations contracts. Metrolinx and Infrastructure Ontario will enter into a development phase with the preferred proponent for each contract in 2024. Work is also underway in the Lakeshore East rail corridor, bringing transit upgrades including new rail bridges, retaining walls and noise walls to neighbourhoods surrounding the future sites of East Harbour, Riverside-Leslieville and Gerrard Stations.

•

Scarborough Subway Extension: In November 2022, the government selected a development partner for the Stations, Rail and Systems Contract. This contract includes design and construction of three new underground stations and bus terminals at each station, and the current Development Phase is scheduled to end in 2024.

•

Yonge North Subway Extension: In April 2023, the government issued a Request for Qualifications (RFQ) for the Advance Tunnel Contract for the Yonge North Subway Extension, which includes constructing the tunnels and building the launch and extraction shafts used for the tunnel boring machines. Upgrades at Finch Station, which will include improvements made to the electrical system that powers the rails, are underway.

•	Eglinton Crosstown West Extension: Tunnelling on the project has commenced. As of September 2023, the two boring machines have tunnelled more than halfway, at a combined 8.2 kilometres.

Section A: Building Ontario

Bringing Back the Northlander

Ontario is delivering on its promise to restore passenger rail service in Northern Ontario. The reinstated Northlander train will support industries, resource sectors, and provide a safe and reliable transportation option for Northern communities, especially in the winter months.

The government is investing $139.5 million for three new trains that will bring back passenger rail service between Timmins and Toronto.

The new trainsets will be built by Siemens Mobility Limited and will include built-in wheelchair lifts, mobility aid storage spaces and fully accessible washrooms. The train interiors will also feature spacious seating and modern amenities, including Wi-Fi connectivity. Once reinstated, the Northlander train will ensure access to essential services like health care and education, while supporting economic prosperity and tourism in the region as well as strengthening the connection between the North and the South.

Chapter 1: Building a Strong Ontario Together

Investing in Indigenous Transportation Initiatives

The Ontario government is continuing to support community-driven transportation-related projects for Indigenous peoples in urban, rural and reserve settings across Ontario. In 2023, the government is providing up to $584,000 to nine Indigenous organizations and communities to help support economic development, mobility and transportation safety.

Table 1.2

2023–24 Indigenous Transportation Initiatives

Communities

•	Kijicho Manito Madaouskarini Algonquin First Nation (Bancroft): A community well-being strategy designed to promote recreation, economic prosperity, cultural tourism, and healthier, safer living for all people.

•	Apitipi Anicinapek Nation (formerly Wahgoshig First Nation) (Matheson): Open existing trails and widen the road to provide safe access to the north end of the community where members have built cabins and need access.

•	Kitchenuhmaykoosib Inninuwug First Nation (Big Trout Lake): Transportation services to help children and youth access supports provided by the Choose Life programs and Jordan’s Principle.

•	Red Rock First Nation (Nipigon): Shuttle bus service that will increase mobility and access for low-income and vulnerable community members.

•	Kawartha Nishnawbe First Nation (Trent Lakes): Building of a school bus shelter for children.

Organizations

•	Seven Generations Education Institute (Kenora): Safe and reliable transportation for students to support them in attending classes, travelling between campuses, participating in land-based learning and cultural events, and completing work placement opportunities.

•	Oshki-Pimache-O-Win: The Wenjack Education Institute (Fort William First Nation): A fuel handling truck driver safety program for First Nation communities to increase the number of licensed DZ truck drivers.

•	Tewegan Housing for Aboriginal Youth (Ottawa): Increase awareness of, and access to, transportation options for Indigenous young women moving to Ottawa, as well as map transit and inter-communal transportation with Inuit, First Nations, and Métis women and their families.

•	Temiskaming Native Women’s Support Group (Temiskaming Shores): Vehicle purchases to transport community members both on- and off-reserve to access programs and services including health care, land-based and cultural activities, family support programs and employment training programs.

Source: Ontario Ministry of Transportation.

Section A: Building Ontario

Building Community Infrastructure and Expanding High-Speed Internet Access

Expanding High-Speed Internet Access

Access to high-speed internet is essential for the growth and prosperity of communities across Ontario. High-speed internet will improve access to health services, help people work and learn online, start a business, participate in the agricultural sector and connect with their loved ones.

The government is investing nearly $4 billion to ensure every community across the province has access to high-speed internet by the end of 2025. Multiple broadband programs and initiatives are being used to meet this goal, including:

•

Completed an innovative competitive bidding process that quickly and cost-effectively identified service providers for unserved and underserved areas in Ontario. Agreements have been completed with eight successful Internet Service Providers (ISPs) that represent a diverse selection of local, regional and national carriers, helping with market competition and consumer choice.

•

Investing more than $63 million in the Southwestern Integrated Fibre Technology (SWIFT) project. To date, 84 of 97 SWIFT projects have been completed, bringing high-speed internet access to approximately 64,000 homes and businesses across Southwestern Ontario.

•

Investing $71 million in the Eastern Ontario Regional Network (EORN) to improve access to cellular service. This project is expected to generate as many as 3,000 jobs over 10 years and provide greater choice to residents and businesses.

•	Improving connectivity in Northern Ontario, including $10.9 million to bring improved internet access to several towns and First Nation communities across Northern Ontario.

Ontario launched a new interactive online map that shows where provincially funded high-speed internet projects are planned, are currently under way or have been recently completed.

Chapter 1: Building a Strong Ontario Together

Building Hospitals

The government is building a convenient and connected health care system that puts people first. This is why Ontario is delivering on the most ambitious plan for hospital expansion in the province’s history. Ontario’s plan will lead to investments of over $48 billion over the next 10 years in health infrastructure, including over $32 billion in capital grants. This includes supporting more than 50 hospital projects that would add 3,000 new beds over 10 years to improve access to reliable, quality care. Recent milestones include:

•

Brightshores Health System – Markdale Hospital: In September 2023, this new hospital opened, providing people in the community with access to a new emergency room and convenient care in a modern facility.

•	Niagara Health System – New South Niagara Hospital Capital Project: Construction began in summer 2023 on a new South Niagara Hospital that will include 156 net new beds.

•

Brant Community Healthcare System – Emergency Department Redevelopment Project: In July 2023, the government supported the hospital in the award of a construction contract. This project will involve major renovations of the emergency department to address community growth.

•

Carleton Place & District Memorial Hospital – Emergency Department Redevelopment Project: Work is underway to build a stand-alone emergency department to shorten wait times and improve access to care. The project is expected to be complete in late spring 2024.

•

Sault Area Hospital: This project includes the addition of a new program to support cardiac procedures to connect people in Sault Ste. Marie and Northern Ontario to this critical care. The project is expected to be complete in December 2023.

•

Southwest Ontario Aboriginal Health Access Centre: The recently completed Southwest Ontario Aboriginal Health Access Centre project has created newly renovated, culturally sensitive space in London for services such as: primary care, traditional healing, nutrition and healthy lifestyles, diabetes education and prevention, mental health/crisis counselling, aging at home, maternal child health and midwifery.

•

North of Superior Healthcare Group – Wilson Memorial General Hospital Site: A new long-term care addition at the Wilson Memorial General Hospital Site will add 14 new long-term care beds and renovate shared accommodation spaces for complex continuing care beds to four single-occupancy rooms. These new and renovated beds are scheduled to be complete in summer 2025.

Section A: Building Ontario

Building Long-Term Care Beds

Ontario continues to make progress on its plan to build modern, safe and comfortable long-term care homes for seniors and residents. Through planned investments that total a historic $6.4 billion since 2019, Ontario is making progress to build more than 30,000 new and over 28,000 upgraded beds across the province by 2028.

Making Progress to Build Long-Term Care Homes

110 long-term care homes are either completed/open, under construction, or have the approval to start construction. This includes:

•	22 homes are completed/open, representing 1,763 new and 1,931 beds upgraded to modern design standards across the province.

•	88 homes are either under construction or are approved to start construction, representing 7,513 new and 6,997 beds being upgraded to modern design standards across the province.

As a result of the government’s supplemental increase to the construction funding subsidy, designed to stimulate the start of construction for more long-term care homes across Ontario, the province advanced 67 long-term care homes to start construction between April 1, 2022 and August 31, 2023.

The Loan Guarantee program continues to support the development of long-term care beds in non-municipal not-for-profit and hospital projects.

Since the 2023 Budget, the following long-term care homes have been completed and opened to new residents:

•	Southbridge Cornwall opened in April 2023 with 95 new long-term care beds and 65 upgraded long-term care beds in Cornwall;

•	Stoneridge Manor opened in May 2023 with 68 new long-term care beds and 60 upgraded long-term care beds in Carleton Place;

•	Humber Meadows Long-Term Care Home opened in June 2023 with 320 new long-term care beds in North York; and

•	Ritz Lutheran/West Perth Village opened in October 2023 with 128 upgraded long-term care beds in Mitchell.

Chapter 1: Building a Strong Ontario Together

Progress in building long-term care homes continues in Mississauga under the Accelerated Build Pilot Program. Wellbrook Place (Trillium Health Partners) is expected to open to residents in fall 2023, adding a total of 632 beds to the long-term care sector. Two long-term care homes have been completed and opened which include Lakeridge Gardens, located next to Lakeridge Health’s Ajax Pickering Hospital which opened 320 beds to residents in March 2022; and Humber Meadows Long-Term Care Home (Humber River Hospital), which opened 320 beds to residents in June 2023.

Adding More Specialized Long-Term Care Beds

The government is investing $5.5 million in 2023–24 to build new Behavioural Specialized Units in long-term care homes, including approximately 70 new specialized beds, to expand care for individuals with complex needs. Behavioural Specialized Units provide timely and appropriate support for individuals with responsive behaviours requiring increased levels of care. The government continues to provide connected and convenient health care for the people of Ontario by providing the right care in the right place.

Section A: Building Ontario

Building Schools and Child Care Spaces

Making schools in Ontario modern, safe and accessible is key to helping students learn and develop. To support student success, the government is investing $22 billion over the next 10 years, including close to $15 billion in capital grants, to build new schools, add child care spaces and modernize school infrastructure. This includes $1.4 billion for the current school year to support the repair and renewal needs of schools.

For the 2023–24 school year, 21 new schools and additions have opened, creating over 7,000 new student spaces, including six French-language school projects.

Chapter 1: Building a Strong Ontario Together

Table 1.3

School Projects Opening for the 2023–24 School Year

Northern

•	Maple View Public School in North Bay which serves 308 students and includes 73 licensed child care spaces.

•	Lasalle Elementary School in Sudbury which serves 387 students and includes 49 licensed child care spaces.

•	École publique de Thunder Bay in Thunder Bay which serves 257 French-language students.

Southwestern

•	An addition to Peace Bridge Public School in Fort Erie with 121 more student spaces.

•	An addition to St. Anthony’s Catholic School in Kincardine with 190 more student spaces and 78 more licensed child care spaces.

•	St. Josephine Bakhita Catholic Elementary School in Kitchener which serves 650 students and includes 88 licensed child care spaces.

•	West Niagara Secondary School in Lincoln which serves 1,533 students.

•	An addition to Hyland Heights Elementary School in Shelburne with 92 more student spaces.

•	Eastview Horizon Public School in Windsor which serves 501 students and includes 73 licensed child care spaces.

Eastern

•	École élémentaire catholique des Deux-Rivières in Arnprior which serves 248 French-language students and includes 49 licensed child care spaces.

•	An addition to Westminster Public School in Brockville with 25 more licensed child care spaces.

•	An addition to St. Joseph Catholic Elementary School in Douro-Dummer with 92 more student spaces.

•	École secondaire publique Mille-Îles and École secondaire catholique Sainte-Marie-Rivier joint school in Kingston which serves 600 French-language students and includes 49 licensed child care spaces.

•	St. Bernadette School in Stittsville which serves 507 students and includes 39 licensed child care spaces.

•	An addition to Williamstown Public School in Williamstown with 121 more student spaces.

Central

•	An addition to École secondaire Jeunes sans frontières in Brampton with 207 more French-language student spaces.

•	E.J. Sand Public School in Markham which serves 409 students and includes 39 licensed child care spaces.

•	Glen Orchard Public School retrofit in Port Carling which includes 54 licensed child care spaces.

•	École secondaire Michelle-O’Bonsawin retrofit in Toronto which serves 501 French-language students.

•	An addition to Terry Fox Public School in Toronto with 276 more student spaces and 88 more licensed child care spaces.

Source: Ontario Ministry of Education.

Section A: Building Ontario

Table 1.4

Continuing To Get Shovels in the Ground To Build More Schools

Northern

•	An addition to St. Mary School in Fort Frances which will add 69 student spaces.

•	A new English public elementary and secondary school in Rainy River which will serve 311 students and include 39 licensed child care spaces.

•	An addition to Tarentorus Public School in Sault Ste. Marie which will add 92 student spaces and 49 licensed child care spaces.

•	A new French Catholic elementary school in Val Thérèse which will serve 567 French-language students and include 73 licensed child care spaces.

Southwestern

•	A new English public elementary and secondary school in Kingsville which will serve 1,798 students and include 98 licensed child care spaces.

•	An addition to St. Louis Catholic School in Leamington which will add 147 student spaces and include 63 licensed child care spaces.

•	An addition to Listowel Eastdale Public School in Listowel which will add 98 student spaces and 49 licensed child care spaces.

•	A new English Catholic elementary school in Sarnia which will serve 659 students and include 88 licensed child care spaces.

Eastern

•	A new French public elementary school in Barrhaven which will serve 475 students and include 49 licensed child care spaces.

•	An addition at St. Joseph Catholic School in Belleville which will add 334 student spaces and 49 licensed child care spaces.

•	A new English public elementary school in Brockville which will serve 500 students and include 64 licensed child care spaces.

•	A new English public secondary school in Ottawa which will serve 1,353 students.

Central

•	A new English public elementary school in Brampton which will serve 850 students and include 73 licensed child care spaces.

•	A new English public elementary school in East Gwillimbury which will serve 638 students and include 39 licensed child care spaces.

•	A new Catholic elementary school in Milton which will serve 671 students and include 88 licensed child care spaces.

•	A new English public elementary school in Oshawa, which will serve 536 students and include 73 licensed child care spaces.

•	A new English public secondary school in Toronto which will serve 922 students.

•	A new French Catholic secondary school in Vaughan which will serve 407 students and include 49 licensed child care spaces.

Source: Ontario Ministry of Education.

Chapter 1: Building a Strong Ontario Together

Building Ontario Place

The redevelopment of Ontario Place is expected to create up to 5,000 construction and operations jobs and attract four to six million visitors annually. The province recently updated its development application to the City of Toronto to include:

•	Approximately 50 acres of free parks, public and green spaces for everyone to enjoy;

•	A new, modernized Ontario Science Centre to be integrated with the preserved and upgraded Cinesphere and POD complex;

•	Additional waterfront programming, activity and play zones, and Indigenous elements and features throughout the site, as well as proposed Indigenous educational and programming opportunities;

•	Public parking that will serve visitors across the site; and

•	Improved mobility options such as upgrades to pedestrian bridges over Lake Shore Boulevard.

The redevelopment also includes plans to build a new marina with opportunities for waterside cafes, year-round restaurants and entertainment. Select marina industry experts will be engaged to gather input on how the marina can be modernized and better support visitors throughout the year.

The government is bringing Ontario Place back to life and exploring opportunities to include more food and beverage options around the new site.

While progress continues to repair the exteriors of the Cinesphere and PODs, construction also began in fall 2023 to upgrade and replace the site’s existing infrastructure such as water, electrical and gas services that have not been updated in 50 years, so that new infrastructure meets current standards and codes.

Section A: Building Ontario

Investing in the Ontario Community Infrastructure Fund

The Ontario Community Infrastructure Fund (OCIF) continues to build community infrastructure and provides investments in asset management planning for 425 small, rural and Northern communities across the province. The government doubled its annual investment to nearly $2 billion over five years beginning in 2021–22 to help repair community infrastructure, such as roads, bridges, water and wastewater infrastructure.

Table 1.5

Supporting Communities Through Projects Under the Ontario Community Infrastructure Fund

Northern

•	Replacement of a storm sewer, asphalt rehabilitation and a culvert replacement along Highway 17 in the City of Dryden.

•	Replacement of the Mercury Avenue culvert in the Town of Atikokan to address aging infrastructure.

Southwestern

•	Reconstruction and streetscaping of 400 metres of road through the downtown of the Town of South Bruce Peninsula. Work includes improved utilities, asphalt road and parking improvements.

•	Replacement of 190 metres of watermain including road asphalt rehabilitation, storm sewer improvements and new sidewalks along Brien Avenue West in the Town of Essex.

Eastern

•	Replacement of two watermains, sanitary sewers and storm sewers in the Town of Picton as part of the reconstruction of the town’s Main Street.

•	Rehabilitation of the Drummond Street Bridge in the Town of Perth including new asphalt, handrails and sidewalks.

Central

•	Rehabilitation of municipal roads in the Town of Aurora including improvements to pavement, curbs and sidewalks.

•	Conversion of the Huntsville Mountview Wastewater Treatment Plant to a large sewage pump station connected to the Huntsville Golden Pheasant Wastewater Treatment Plant as part of the wastewater improvements in the District Municipality of Muskoka.

Source: Ontario Ministry of Infrastructure.

Chapter 1: Building a Strong Ontario Together

Section B: Working for You

Introduction

Ontario continues to deliver on its plan to build a strong province for everyone. There are opportunities for all the people of Ontario to take part in and benefit from Ontario’s Plan to Build, which works for workers, keeps costs down and provides better services.

Working for Workers

Building a strong Ontario together includes ensuring the province has highly skilled workers recruited and trained for the jobs of today and tomorrow. Ontario’s Plan to Build requires all hands on deck to deliver on its objectives. This is why the province is making it easier for people to get the skills they need for a meaningful career in key sectors like health care and the skilled trades, while also helping workers plan for their retirement. The government’s support has also improved working conditions for workers across many sectors and provided a hand-up to people who are helping to build the province.

Supporting Skills Development and Training

Ontario employers need over 200,000 workers to fill existing vacancies across the province. Some sectors such as health care and certain skilled trades continue to experience recruitment challenges and labour shortages. The government continues to invest in skills training and career supports to help connect job seekers and workers with their next big opportunity, so that they too can be a part of the plan to build a strong Ontario.

Training Apprentices Through Ontario’s Skilled

Trades Strategy

Ontario needs more skilled workers to help build its economy and deliver on the government’s ambitious capital plan, as well as to build at least 1.5 million homes by 2031. This is why the government is continuing to modernize and evolve the skilled trades and apprenticeship system through the Skilled Trades Strategy, with a total investment of more than $1 billion in the skilled trades over three years. These investments will result in better jobs and bigger paycheques for the people of Ontario.

Section B: Working for You

Expanding Level Up! Career Fairs to Attract Young People to Skilled Trades

The government is expanding its successful Level Up! skilled trades career fairs to even more parts of Ontario so that more students can take part. This fall, more than 25,000 students in Grades 7 to 12, as well as parents and job seekers, will have the opportunity to learn about the 144 skilled trades through interactive exhibitions and hands-on activities, while hearing directly from tradespeople and local employers. These expanded fairs will reach twice as many students and give more young people the opportunity to unlock their potential in the trades.

Investing in Skills Training through the Skills Development Fund

To help address challenges to hiring, training and retaining workers, including apprentices, and to drive Ontario’s economic growth, Ontario has invested over $860 million in the Skills Development Fund Training Stream since its launch in 2021. Through its first three funding rounds, the Skills Development Fund Training Stream has supported close to 600 projects, helping over half a million people advance their careers and earn bigger paycheques.

Increasing Representation of Women and Young People in Construction Trades

Through the Skills Development Fund, the Ontario government has invested $3.6 million with the Provincial Building and Construction Trades Council of Ontario to help over 2,200 women and young people across Ontario prepare for meaningful and good-paying careers in the construction trades. These free programs will focus on attracting more women than ever before to the industry, providing online training tools and exclusive employment opportunities to job seekers, and giving Grade 12 students a first-hand look at life-changing careers in construction.

Additionally, Ontario has made regulatory amendments to improve working conditions on construction sites and make the skilled trades more accessible to women. These amendments include measures that ensure women have access to at least one women’s-only washroom on larger job sites and properly fitting equipment such as boots and safety harnesses.

Chapter 1: Building a Strong Ontario Together

Ontario is making significant investments in the Skills Development Fund, including:

•	$160 million in a fourth round of funding through the Training Stream, which prioritizes training programs for people who may face barriers to employment, such as those on social assistance; and

•	$224 million in the Capital Stream, announced in the 2023 Budget, which provides more people with opportunities to learn new skills by building and upgrading brick-and-mortar training centres.

Empowering Electrician Apprentices Through the Skills Development Fund

Maddie is a first-year electrician apprentice working out of Spark Power’s Mississauga branch. Maddie didn’t always know she wanted to work in the trades. She initially thought she wanted to be a police officer. Someone told her she would make a good electrician.

Maddie began at Spark in a Shop Assistant role and was quickly offered an apprenticeship position because of her great attitude and clear ability to grasp concepts. Through the ‘Spark U’ program developed through the Skills Development Fund, Maddie was able to attend virtual courses which helped her develop the skills necessary for the apprenticeship. Maddie has become a leader not only at her branch but also amongst the female Spark employee group.

Teaching Students and Young People Across Ontario About the Skilled Trades

Recognizing the need to connect more young people to rewarding careers in the skilled trades, Ontario is investing $5.4 million through the Skills Development Fund to design and build three mobile tech classrooms to teach students and young people about these careers. Built and operated by Skills Ontario, the tech classrooms will travel across the province and will feature hands-on learning stations and simulators for electrical systems, welding, crane operation, auto painting, tire and brake work, heavy machinery and more. The mobile classrooms will be fully operational by 2024 and will accommodate 150,000 students per year.

Section B: Working for You

Encouraging Women to Become Millwrights Through the Skills Development Fund

Prior to becoming a millwright apprentice, Katrina worked as a sales associate at Mackenzie Milne. She was nervous about starting a new career as a millwright apprentice as she didn’t know whether she would be able to keep up with the demands of the job. However, because Katrina loves working with her hands, she pursued the opportunity to learn new skills to advance her career.

The training she received at Millwright Local 1592, supported by the Skills Development Fund, helped her to get started in her new career. The mentors and millwrights Katrina worked with every day were supportive and helped greatly to develop her skills. Katrina has learned how to confidently and safely complete tasks that she never believed she would be able to do.

Attracting Skilled Newcomers and Helping Them Launch Their Careers in Ontario

Last year alone, nearly 500,000 more people came to Ontario, including skilled workers from around the world. To help those skilled newcomers start working in their trained fields faster, Ontario has invested $3 million in 2023–24 to expand the Ontario Bridge Training Program. The province has passed legislation to mandate the removal of Canadian work experience requirements for certain regulated professions, making it easier for newcomers to work in the professions they trained for. In response to these legislative changes, earlier this year, Professional Engineers Ontario became the first association to remove Canadian work experience from their application criteria.

Building a strong Ontario together includes welcoming more skilled immigrants. This is why, through the 2023 Budget, the government invested an additional $25 million over three years in the Ontario Immigrant Nominee Program. The program nominates applicants for permanent residence who have the skills, experience and education to support Ontario’s economy.

Chapter 1: Building a Strong Ontario Together

Supporting Skills Development for People With Disabilities

The government continues to remove barriers that exist between employers looking to hire workers and people with disabilities who are seeking employment. As announced in the 2023 Budget, the government’s investment of $3.5 million over three years will support the Abilities Centre, which is a community hub in Whitby that offers a wide range of inclusive programming for people with disabilities. The investment supports programs like therapeutic recreation, skills development and post-rehabilitation programs that help people with disabilities build life skills and stay healthy and active, as well as employment services that help people with disabilities find meaningful work.

Providing Hands-On Learning Opportunities for Students

Ontario is helping students get the skills they need for their future careers by providing more access to practical learning. As announced in the 2023 Budget, the government is providing an additional $3.3 million over the next three years, beginning in 2023–24, to expand access to dual credit opportunities in health care-related courses for an additional 1,400 secondary students. This builds on the expansion of the Dual Credit Level 1 Apprenticeship programs announced in 2022, which allows more eligible students to take apprenticeship courses. These investments will create about 27,000 opportunities for students to earn dual credits towards their Ontario Secondary School Diploma and a postsecondary credential in 2023–24, increasing pathways for students seeking a rewarding career in health care, technology, early childhood education and skilled trades.

Engaging Students in Health Care Professions in Kenora

Secondary school students are learning about career options in the health care system through a new dual credit program offered jointly by Beaver Brae High School, Confederation College and Lake of the Woods District Hospital (LWDH). Through hands-on learning in the LWDH simulation suite and the Confederation College Health lab, Grade 12 students from the Kenora high school are learning about the health care system, social determinants of health, and professional roles and responsibilities. While the local college and high school have partnered to offer the dual credit program in other areas before, this is a first for the health care field.

To help postsecondary students get hands-on training for in-demand jobs, including those in key sectors such as critical minerals, manufacturing and health care, the government will continue to invest $32.4 million over the next three years to support up to 6,500 high-quality paid research internships for undergraduate and graduate students, and postdoctoral fellows through Mitacs.

Section B: Working for You

Helping Workers Plan for Retirement

Implementing a Target Benefit Framework

Target benefit pension plans are intended to provide a monthly stream of income in retirement at a predictable cost for employers. Multi-employer pension plans that would provide target benefits would often be created by a union or association within a specific industry, especially industries involving the skilled trades. This means members of these plans do not have to worry about whether they will be able to continue to participate in their plan even though they may move from employer to employer over time.

The government is working on a regulatory framework for target benefits. Through consultation papers issued in March and September 2023, the government has been engaging with the sector and receiving feedback on proposed regulations necessary for implementing this framework.

The proposed framework would help support the sustainability of these pension plans by building on best practices for plan funding and governance and by enhancing plan transparency through increased communication and engagement with plan members. The new framework would help protect the retirement security of workers in the skilled trades and other occupations, while also encouraging more people to choose a career in the skilled trades. Implementing the framework would pave the way for more employers to offer workplace pension plans, increasing the opportunities for workers to save for their retirement.

Recognizing the Importance of the Canada Pension Plan

The Canada Pension Plan (CPP) is a cornerstone of the Canadian retirement system. It is a sustainable, predictable and portable pension that all Canadians can rely on no matter where they choose to work and retire. Ontario’s view is that the CPP’s collective and uniquely Canadian approach benefits all workers and their families.

Chapter 1: Building a Strong Ontario Together

Keeping Your Costs Down

Putting Money Back in Your Pocket

It has been a challenging time for many across the province, which is why the government acted early to help put money back in people’s pockets amid high inflation.

Extending Tax Relief at the Pumps

In spring 2022, the Ontario government cut the Gasoline Tax by 5.7 cents per litre and the Fuel Tax by 5.3 cents per litre. Statistics Canada had previously noted that the province’s rate cut was a contributor to the decline in gas prices in Ontario in July 2022, helping to lower consumer price inflation.1

To provide additional relief the government is proposing to extend the rate cuts so that the rate of tax on gasoline and fuel (diesel) would remain at nine cents per litre until June 30, 2024. This would save Ontario households $260 on average over two years since 2022.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

[1]	Statistics Canada, The Daily: Consumer Price Index, July 2022.

Section B: Working for You

Eliminating Licence Plate Renewal Fees and Stickers

Through legislation passed in March 2022, refunds were provided to nearly eight million vehicle owners in Ontario and the annual licence plate renewal fee was eliminated for passenger vehicles, light-duty commercial vehicles, motorcycles and mopeds that are owned by individuals, a company or business, resulting in savings of $1.1 billion per year for vehicle owners and $3.3 billion since March 2020. For the average household this has resulted in $600 in savings thus far.

Supporting GO Transit Co-Fare Discounts

The government has made it more affordable, easier and more convenient for families and workers to travel across the Greater Golden Horseshoe by eliminating double fares for most local transit when using GO Transit services. This means that riders do not pay an additional fare for most local transit systems when connecting to and from GO Transit. The government has also increased PRESTO discounts for youth and postsecondary students and continues to provide more riders with additional options and convenient ways to pay.

The GO Transit co-fare discount applies to the following transit systems: Durham Region Transit, Milton Transit, Grand River Transit, Guelph Transit, Oakville Transit, MiWay (Mississauga Transit), Brampton Transit, Hamilton Street Railway, Burlington Transit, Bradford West Gwillimbury Transit, York Region Transit and Barrie Transit. The government is working to expand this initiative to support more people using public transit to come into and out of Toronto.

Increasing the Minimum Wage

On October 1, 2023, the government increased the general minimum wage from $15.50 to $16.55 per hour, a 6.8 per cent pay raise that will help workers and their families keep up with rising costs. A worker making the general minimum wage and working 40 hours per week will see an annual pay increase of nearly $2,200.

Improving the Ontario Disability Support Program

To encourage people who want to work more, without impacting their benefits, the government increased the monthly earnings exemption for persons with disabilities. The government is also adjusting monthly core allowance rates to inflation each July.

Temporarily Doubling Guaranteed Annual Income System Payments

To help eligible low-income seniors, the government temporarily doubled the Guaranteed Annual Income System payments for 2023. Starting in July 2024, the government will expand the program so that more seniors get the financial help they need.

Chapter 1: Building a Strong Ontario Together

Helping Seniors through the Ontario Seniors Care at Home Tax Credit

Introduced in 2022, this credit will provide an estimated $115 million in support this year, or about $550 on average, to over 200,000 low- to moderate-income senior families with eligible medical expenses, including expenses that support aging at home.

Providing Affordable Child Care

Through the Canada-wide Early Learning and Child Care Agreement, the province is making progress towards creating 86,000 new, high-quality, affordable child care spaces by 2026. By the end of 2023, over 23,000 new spaces will be created, including over 1,500 new licensed child care spaces in schools. Since December 31, 2022, out-of-pocket child care fees for parents across the province have been reduced to an average of 50 per cent of 2020 fees saving families an average of $6,000 to $10,000 per child annually. Child care fees will be further reduced to an average of $10 per day by September 2025.

Building More Housing

Like the rest of Canada, Ontario is in a housing crisis – pricing people out of home ownership. This is why the government is helping to build at least 1.5 million homes by 2031. By building more homes, we can bring home ownership into reach for more people.

Removing HST on Purpose-Built Rentals

To help encourage the construction of more purpose-built rental housing, the government is taking steps to enhance the Ontario Harmonized Sales Tax (HST) New Residential Rental Property Rebate to remove the full eight per cent provincial portion of the HST on qualifying new purpose-built rental housing. The enhanced relief would apply to new purpose-built rental housing, such as apartment buildings, student housing and senior residences built specifically for long-term rental accommodation. This would mirror the enhancements to the federal Goods and Services Tax/Harmonized Sales Tax (GST/HST) New Residential Rental Property Rebate of the five per cent federal portion of the HST, and together would remove the full 13 per cent HST on qualifying new purpose-built rental housing in Ontario.

For a two-bedroom rental unit valued at $500,000, the full provincial portion of the HST would be rebated — totalling $40,000 in provincial tax relief.

The enhanced rebate would apply to qualifying projects that begin construction on or after September 14, 2023, and on or before December 31, 2030, and complete construction by December 31, 2035.

See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

Section B: Working for You

Leading the Call for Federal Action on Tax Relief for New Rental Housing

Ontario welcomes the federal government’s decision to act on Ontario’s longstanding call to provide GST/HST relief on certain new purpose-built rental housing projects. Ontario first called on the federal government for GST/HST relief to support new rental housing development as part of More Homes, Built Faster: Ontario’s Housing Supply Action Plan 2022–2023, released on October 25, 2022.

This call was reiterated:

•	In the 2023 Ontario Budget: Building a Strong Ontario released on March 23, 2023;

•	In the Minister of Finance’s response to the federal Budget 2023 on March 28, 2023;

•	In an April 6, 2023 news release announcing the Helping Homebuyers, Protecting Tenants plan; and

•	At the Association of Municipalities of Ontario 2023 Annual General Meeting and Conference on August 22, 2023.

Building More Homes Faster With Modular Housing

Ontario is looking at modular construction and other innovative options to reduce the cost and speed up the creation of housing. A modular house is built using one or more prefabricated components or modules. It is constructed partially or completely off-site, then transported to a property for assembly. The government will engage with the construction sector, municipalities and Indigenous communities on the use of modular construction and other innovative technologies so that more people can live in a house that is affordable.

Addressing Homelessness for Asylum Claimants

The province is investing another $42 million through the Canada-Ontario Housing Benefit program to support the City of Toronto and other impacted municipalities across the province in providing urgent assistance to a rapidly growing number of asylum claimants and other at-risk populations. This funding will assist approximately 4,000 households to move into housing and free up existing shelter spaces in impacted communities. Ontario has done its part, now the federal government needs to do theirs. The province continues to advocate strongly for Ontario municipalities and service managers to ensure they receive their fair share of federal funding to address the significant, ongoing rise in asylum claimants.

Chapter 1: Building a Strong Ontario Together

Increasing Housing Supply

Addressing the housing crisis requires Ontario to work together with the federal government, municipalities, the private sector and not-for-profits. To make housing more affordable for the people of Ontario, the government has continued to advance its More Homes, More Choice: Ontario’s Housing Supply Action Plan to help build at least 1.5 million homes by 2031. These actions include:

•

Announcing the Building Faster Fund, a new three-year $1.2 billion fund that will provide up to $400 million per year to municipalities that meet or exceed the housing targets they have pledged to achieve by 2031;

•	Expanding strong mayor powers to provide municipalities the tools they need to build homes and meet their provincial targets;

•	Launching the Streamline Development Approval Fund to provide over $45 million to improve municipal process and reduce red tape, getting more homes approved faster; and

•

Increasing the Non-Resident Speculation Tax rate to 25 percent provincewide to deter foreign speculation on the province’s housing market and help make home ownership more attainable for the people of Ontario.

New measures in Building a Strong Ontario Together, including the Ontario Infrastructure Bank and the Housing-Enabling Water Systems Fund, build on actions already taken by the government.

Section B: Working for You

Better Services for You

Making Health Care More Connected and Convenient

The services that families need to stay healthy should be easy and convenient to access. Ontario is building a better health care system to help people get the right care at the right time without having to travel too far or wait too long. Your Health: A Plan for Connected and Convenient Care is the government’s plan for a connected and convenient health care system that is built around people.

The Right Care in the Right Place

Ontario is connecting people with the right care where and when they need it. As part of Your Health: A Plan for Connected and Convenient Care, the government is improving patient access so people have more options to access appropriate treatments and services to keep them healthy and connected in their homes and communities. This includes:

•

To help more people receive care in the comfort of their own homes, the government accelerated its commitment of $1 billion over three years to bring home care funding in 2023–24 up to $569 million. This includes more than $370 million to support home and community care workers through rate increases and investments to hire more care workers. This funding will also support the expansion of home care and community care programs such as adult day programs, meal services, transportation and assisted living services;

•

Building on the historic investment of $3.8 billion over 10 years for mental health and addictions services as part of the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System strategy, the government is investing an additional $425 million over three years, starting in 2023–24. These investments support the stabilization and expansion of existing mental health and addictions services, including the implementation of innovative solutions, and improved access to mental health and addictions services and programs.

Chapter 1: Building a Strong Ontario Together

Expanding the Common Ailments Program

Building on the pharmacists’ expanded scope of practice that took effect on January 1, 2023, the government continues to make it easier for people to access treatment for common ailments, closer to home. This is why, starting October 1, pharmacists can prescribe medications for treatment of the following common ailments.

• Acne (mild to moderate)	• Nausea and vomiting in pregnancy

• Canker sores	• Oral thrush

• Cold sores	• Painful menstruation

• Common rash	• Pink eye

• Dermatitis	• Pinworms and threadworms

• Diaper dermatitis	• Seasonal allergies

• Gastroesophageal reflux disease	• Tick bites

• Hemorrhoids	• Urinary tract infection

• Insect bites and hives	• Yeast infection

• Musculoskeletal sprains and strains

Expanding the role of Ontario’s pharmacists is another significant step towards connecting the people of Ontario to faster care they need, right in their own communities.

Faster Access to Care

Providing Earlier Breast Cancer Screening

Earlier diagnosis of breast cancer can save lives. This is why Ontario is expanding provincial eligibility for breast cancer screening. Beginning in fall 2024, people ages 40 to 49 will be able to self-refer for a mammogram through the Ontario Breast Screening Program and will receive direct program support including communication of results and follow-up care.

The expansion of eligibility will increase access to breast cancer screening for more than 305,000 additional individuals, including those without a primary care provider. Earlier detection can mean less invasive treatment and better outcomes. This is another way that the government is helping to provide better and more convenient health care for the people of Ontario.

Section B: Working for You

Reducing Wait Times for Care

People in Ontario have been waiting too long for surgeries and procedures. For care to be convenient and connected, people need to be able to access the services they need when they need them.

This is why, through the 2023 Budget, Ontario invested an additional $72 million to reduce wait times by offering more surgeries at community surgical and diagnostic centres. This investment will allow hospitals to turn their attention to more complex and high-risk surgeries, reduce surgical wait times, and ease emergency department pressures. As of June 2023, the waitlist for surgeries has been reduced by more than 25,000 from the peak in March 2022. The government has achieved this reduction in part through new partnerships with community surgical and diagnostic centres that shorten surgical wait times and by funding additional hours for procedures such as MRI and CT scans.

The government is committed to further reducing wait times by expanding funding to existing community surgical and diagnostic centres, as well as funding new centres for MRI/CT imaging, gastrointestinal endoscopy and orthopedic surgeries and procedures. Whether in a hospital or at a community surgical and diagnostic centre, the people of Ontario will always access the high-quality health care they need with their Ontario Health Insurance Plan (OHIP) card, and never their credit card.

Connecting Children and Youth to Care

When a child needs access to health care services, those services should be there for them. Earlier this year, Ontario announced a historic investment of $330 million annually to better connect children and youth to surgeries, diagnostic imaging, emergency care, and mental health services. This investment in pediatric care will support hiring more staff so that more children can receive the care they need. This funding will also support increasing the number of people who can be seen, triaged and cared for on-site by investing in rapid access clinics that people can conveniently use instead of going to emergency departments during respiratory illness season.

Chapter 1: Building a Strong Ontario Together

Hiring More Health Care Workers

Ontario’s dedicated and highly trained health care workers are the foundation of the province’s health care system. They step up and work tirelessly every day to provide the care people need where and when they need it.

In 2022, Ontario added thousands of new physicians and nurses to the health care system to strengthen and stabilize the province’s health care work force. This includes over 2,400 physicians, including close to 1,000 internationally educated physicians, and nearly 15,000 nurses, including almost 6,000 internationally educated nurses. The government is continuing to build a stronger health care workforce that Ontario needs with trained physicians, nurses, personal support workers and health care professionals to provide high quality care. This includes:

•

The Practice Ready Ontario program breaks down barriers for internationally educated physicians by allowing them to practice in Ontario. The program will add more than 50 new physicians to the province’s workforce by 2024;

•

An expansion of medical training seats in Ontario will help address the need for more physicians in the province. Through the 2023 Budget, the government more than doubled the previous investment of $42.5 million over two years, with an additional $100.8 million over three years to expand and accelerate the rollout of undergraduate and postgraduate seats. This will result in an additional 160 undergraduate positions and 295 more postgraduate positions by 2028. The government also invested an additional $33 million over three years to add 100 undergraduate seats beginning in 2023, and 154 postgraduate medical training seats to prioritize Ontario residents trained at home and abroad, beginning in 2024. This will bring the total number of undergraduate seats to 1,212 and postgraduate training seats to 1,637 in Ontario by 2028;

•	An additional 52 new physician assistant training seats beginning in 2023 will help reduce wait times and improve patient access in high-need areas including emergency medicine and primary care;

•

An expansion of enrolment for nursing in universities and colleges will help address the nursing shortage. Ontario is increasing enrollment by 2,000 registered nurse, 1,000 registered practical nurse and 150 nurse practitioner seats. Ontario’s investment totalling over $225 million over four years will support the addition of 8,000 nurses in the health care workforce by 2028;

•

The government is providing additional supports for students who want to become a paramedic in Ontario by adding more than 300 spaces in paramedic programs at provincial colleges across Ontario this year;

Section B: Working for You

•

The Clinical Scholar Program pairs an experienced frontline nurse as a dedicated mentor to newly graduated or internationally educated nurses as well as nurses wishing to upskill. The program ensures that nurses entering the workforce have the right supports to confidently transition into the nursing profession;

•

The Enhanced Extern and Supervised Practice Experience Partnership programs extend supports to address staffing shortages by hiring qualified students from various health professions and internationally educated nurses to work in hospitals and the community. Through the 2023 Budget, the government invested $200 million in these programs to provide needed capacity for the workforce; and

•

The Dedicated Offload Nursing Program helps to ensure timely 9-1-1 response in Ontario communities. Through the 2023 Budget, the government invested an additional $51 million over three years in this program to transfer ambulance patients to hospital care, thereby freeing paramedics to respond to other 9-1-1 emergency calls.

Bringing In-Demand Health Care Workers to Communities Across Ontario

As part of the government’s plan to deliver more connected care, the province has opened applications for the newly expanded Ontario Learn and Stay Grant, as announced in the 2023 Budget. The grant provides full, upfront funding for tuition, books and other direct educational costs for students who enrol in an eligible nursing, paramedic or medical laboratory technologist program in return for working in underserviced communities where they studied for a term of service after graduation. The Ontario Learn and Stay Grant is designed to be responsive to evolving labour market needs. The grant has seen exceptional interest from students, with more than 5,000 students applying since the grant was launched this spring.

Chapter 1: Building a Strong Ontario Together

Protecting You and Your Family

Seeking Accountability for the Opioid Crisis

The opioid crisis has cost the people of Ontario enormously. This is why Ontario is actively participating in national litigation to hold pharmaceutical manufacturers, wholesalers and their marketing consultants accountable for damages caused by the opioid crisis. The government is proposing legislative changes that would strengthen Ontario’s participation in these national lawsuits. Any proceeds would be invested into frontline mental health and addictions services.

Supporting Youth Leaving the Child Welfare System

Children and youth leaving the child welfare system are more likely to experience a range of negative outcomes, such as homelessness, mental health challenges, unemployment, low academic achievement, human trafficking and involvement in the justice system. This is why the government is investing $170 million over three years to support the Ready, Set, Go program, to improve long-term outcomes for youth.

Launched on April 1, 2023, the program connects youth transitioning out of care with the life skills and supports they need to succeed, including pursuing postsecondary education, skilled trades training and employment opportunities. Under the new program, children’s aid societies are required to help youth plan for the future, beginning at age 13. The program allows youth to remain in care until the age of 23, up from age 21, and provides monthly financial support to enhance safety and stability for youth leaving care. In 2023–24, this new program is expected to support more than 4,000 youth as they prepare for adulthood.

Combatting Guns, Gangs and Violence

Criminal offences such as auto theft, property damage, drug trafficking, homicide and weapons offences are consistently linked to gang membership. Gang members and those who commit violent crimes put community safety at risk. This is why the government is investing $13.4 million in 2023–24 through the Guns, Gangs and Violence Reduction Strategy to fight gun- and gang-related crime, including investments to support policing, prosecution, correctional services and victims of crime.

Since April 2019, the strategy has supported 155 investigations, 1,707 arrests, 10,891 charges and the seizure of 686 firearms. Over 9.7 tonnes of illicit drugs have been confiscated, with an approximate street value of $179.6 million. Most importantly, 54 survivors, mostly young women and youth, have been rescued from the horrific conditions of human trafficking.

Section B: Working for You

Cracking Down on Auto Theft

Auto theft is a serious and growing challenge that is impacting jurisdictions across Canada, especially Ontario. It also burdens people with higher insurance premiums needed to cover the cost of stolen vehicles.

Ontario is fighting auto theft through an investment of $51 million in new measures to help police identify and dismantle organized crime networks and put those responsible behind bars. The funding also supports first-of-its kind auto theft prosecution teams to investigate and prosecute criminal organizations that profit from stolen vehicles.

To help stop the illegal export of stolen vehicles and target violent crime linked to criminal organizations, the Ontario government is also investing $1.4 million over three years in the Greater Toronto Area-Greater Golden Horseshoe Investigative Fund. This funding will continue to provide eligible police services with the resources they need, including cutting-edge technology.

Ontario will work with the Financial Services Regulatory Authority of Ontario so Ontario drivers are properly informed of the risks of auto theft. Furthermore, the Ontario government is urging the Canada Border Services Agency, the Royal Canadian Mounted Police, Montreal and Halifax Port Authorities, and shipping container and rail companies to support efforts to combat auto theft. Additionally, the Ontario government is calling on the Government of Canada to make investments that increase outbound inspections at Canadian ports; examine the increased use of police pre-clearance of containers and consider the role that railway companies can play in tackling auto theft.

Fighting auto theft helps with reducing auto insurance premiums. The government is also continuing to work with industry stakeholders to identify opportunities to increase choice, improve access to benefits, reduce disputes and combat fraud and abuse in auto insurance.

Chapter 2: Economic Performance and Outlook Chapter 2 Economic Performance and Outlook

Chapter 2: Economic Performance and Outlook

Introduction

Ontario’s economy continues to be affected by heightened economic and geopolitical uncertainties and the impact of high interest rates and a slowing global economy. While Ontario’s economy has continued to grow in the first half of 2023, recently there have been signs of slowing in response to higher interest rates. Real GDP growth edged up 0.2 per cent in the second quarter, following growth of 0.8 per cent in the first quarter. Overall employment gains were strong in the first half of 2023 but have eased in recent months.

Ontario’s real GDP is projected to rise 1.1 per cent in 2023, 0.5 per cent in 2024, 2.0 per cent in 2025 and 2.8 per cent in 2026. Since the 2023 Budget, forecasts have been revised upwards for 2023 and lower for 2024 and 2025. For the purposes of prudent fiscal planning, these projections are set slightly below the average of private-sector forecasts.

Table 2.1 Summary of Ontario’s Economic Outlook (Per Cent)

	2022	2023p	2024p	2025p	2026p

Real GDP Growth	3.7	1.1	0.5	2.0	2.8

Nominal GDP Growth	9.2	3.6	2.9	4.2	4.8

Employment Growth	4.6	2.3	0.8	1.5	1.9

CPI Inflation	6.8	3.7	2.5	2.1	2.0
p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2023. Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Revisions to the Outlook Since the 2023 Budget

The outlook over the 2023 to 2026 period has been revised compared to the projections in the 2023 Budget. Key changes since the 2023 Budget include:

•	Stronger growth in both real and nominal GDP in 2023 and slower growth between 2024 and 2025, with growth strengthening in 2026;

•	Stronger employment growth in 2023 followed by slower job creation in 2024 and 2025;

•	Downward revisions to net operating surplus of corporations growth in all years; and

•	Higher projected housing starts in all years and weaker home resales in 2023 and 2024, followed by a strong rebound in 2025.

Table 2.2

Changes in the Ontario Ministry of Finance Key Economic Forecast Assumptions: 2023 Budget Compared to the 2023 Ontario Economic Outlook and Fiscal Review (FES)

(Per Cent Change)

	2023p		2024p		2025p		2026p

	2023 Budget	2023 FES	2023 Budget	2023 FES	2023 Budget	2023 FES	2023 Budget	2023 FES

Real Gross Domestic Product	0.2	1.1	1.3	0.5	2.5	2.0	2.4	2.8

Nominal Gross Domestic Product	2.8	3.6	3.6	2.9	4.6	4.2	4.5	4.8

Compensation of Employees	5.1	6.3	4.2	3.9	4.5	4.6	4.2	4.4

Net Operating Surplus — Corporations	(8.2)	(9.2)	(0.5)	(3.1)	9.2	4.9	9.1	7.5

Nominal Household Consumption	5.1	5.4	4.1	3.6	4.3	4.2	4.2	4.7

Other Economic Indicators

Employment	0.5	2.3	1.0	0.8	1.7	1.5	1.7	1.9

Job Creation (000s)	39	176	78	63	133	120	136	154

Unemployment Rate (Per Cent)	6.4	5.6	6.6	6.4	6.3	6.2	6.3	5.8

Consumer Price Index	3.6	3.7	2.1	2.5	2.0	2.1	2.0	2.0

Housing Starts (000s)[1]	80.3	89.5	79.3	84.5	82.7	89.2	83.2	94.4

Home Resales	(8.9)	(11.7)	21.0	11.5	1.2	22.5	1.2	1.2

Home Resale Prices	(9.7)	(4.6)	2.2	1.3	4.0	3.6	4.0	4.0

Key External Variables

U.S. Real Gross Domestic Product	0.5	2.2	1.2	1.1	2.1	1.7	2.1	2.1

WTI Crude Oil ($US per Barrel)	83	78	80	79	79	77	79	78

Canadian Dollar (Cents US)	74.4	74.4	76.5	75.8	77.6	77.0	78.5	77.9

Three-Month Treasury Bill Rate[2]	4.3	4.8	3.3	4.4	2.5	2.9	2.4	2.6

10-Year Government Bond Rate[2]	3.1	3.3	3.1	3.3	3.1	3.2	3.2	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2023.

[1]	Housing starts projection based on private-sector average as of September 29, 2023.
[2]	Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2023); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Recent Economic Performance

Real GDP growth in Ontario slightly outpaced Canada over the first half of 2023. Ontario real GDP advanced by 0.8 per cent in the first quarter of 2023, followed by a gain of 0.2 per cent in the second quarter. Growth has been supported by consumer spending and exports. As of the second quarter, Ontario’s real GDP was 4.9 per cent above the pre-COVID-19 pandemic level in 2019Q4.

Canada’s real GDP grew by 0.6 per cent in the first quarter of 2023 but declined slightly in the second quarter due to weak residential investment and slower household spending and export growth.

Chapter 2: Economic Performance and Outlook

Ontario Labour Market

Over the first nine months of the year, employment in Ontario has increased by over 170,000, concentrated in full-time and private-sector positions. However, recently there has been a slowdown in employment growth, with an increase of 40,800 between May and September, compared to 132,500 over the first four months of the year.

Ontario has an unemployment rate of 6.0 per cent as of September 2023, well below its long-term historical average of 7.4 per cent. However, the unemployment rate has risen by more than a percentage point from 4.9 per cent since April of this year. The rise in the unemployment rate reflects the recent slowdown in employment growth, as well as the continued expansion of the labour force, driven in part by strong underlying population growth.

Chapter 2: Economic Performance and Outlook

Consumer Price Inflation

Ontario Consumer Price Index (CPI) inflation has eased significantly since reaching 7.9 per cent (year-over-year) in June 2022. However, inflation has accelerated in recent months, with headline inflation in Ontario rising from more than a two-year low of 2.6 per cent in June 2023 to 3.6 per cent in September. Ontario’s core inflation, which excludes volatile food and energy prices, was 3.2 per cent in September. This September data for core inflation matches the recent low of 3.2 per cent for this indicator in June 2023.

Chapter 2: Economic Performance and Outlook

Economic Outlook

The Ontario Ministry of Finance regularly consults with private-sector economists and continually tracks their forecasts to inform the government’s planning assumptions.

Private-sector forecasters, on average, are projecting that Ontario’s real GDP will grow by 1.2 per cent in 2023, 0.6 per cent in 2024, 2.1 per cent in 2025 and 2.9 per cent in 2026. Since the 2023 Budget, forecasts have been revised upwards for 2023 and 2026 and downwards for 2024 and 2025. The Ontario Ministry of Finance’s real GDP projections continue to be set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.3

Private-Sector Forecasts for Ontario Real GDP Growth

(Per Cent)

	2023	2024	2025	2026

Stokes Economics (August)	0.9	0.6	2.4	3.0

Royal Bank of Canada (September)	1.1	0.2	–	–

Scotiabank (September)	1.3	0.8	–	–

National Bank of Canada (September)	1.0	0.1	–	–

Laurentian Bank Securities (September)	1.5	0.4	–	–

TD Bank Group (September)	1.1	0.4	1.5	1.8

Desjardins Group (July)	1.6	0.1	–	–

BMO Capital Markets (September)	1.2	0.5	–	–

The Conference Board of Canada (August)	1.3	1.0	2.7	2.3

CIBC Capital Markets (September)	1.2	0.3	2.0	–

Central 1 Credit Union (September)	1.1	1.1	1.8	–

Quantitative Economic Decisions, Inc. (September)	1.3	0.9	1.4	4.4

University of Toronto (September)	1.3	1.1	2.8	3.0

Private-Sector Survey Average	1.2	0.6	2.1	2.9

Ontario’s Planning Assumption	1.1	0.5	2.0	2.8

Sources: Ontario Ministry of Finance Survey of Forecasters (September 29, 2023) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Private-sector forecasters, on average, are projecting that Ontario’s nominal GDP will grow by 3.7 per cent in 2023, 3.0 per cent in 2024, 4.3 per cent in 2025 and 4.9 per cent in 2026. The Ontario Ministry of Finance’s nominal GDP projections continue to be set slightly below the average of private-sector forecasts in each year for prudent planning purposes.

Table 2.4

Private-Sector Forecasts for Ontario Nominal GDP Growth

(Per Cent)

	2023	2024	2025	2026

Stokes Economics (August)	4.8	2.6	4.7	5.4

Royal Bank of Canada (September)	2.7	2.1	–	–

Scotiabank (September)	2.6	3.2	–	–

National Bank of Canada (September)	3.3	2.4	–	–

Laurentian Bank Securities (September)	4.1	2.9	–	–

TD Bank Group (September)	3.6	3.1	3.5	3.8

Desjardins Group (July)	2.7	1.4	–	–

BMO Capital Markets (September)	3.6	2.9	–	–

The Conference Board of Canada (August)	4.7	3.8	4.7	4.4

CIBC Capital Markets (September)	2.9	2.2	4.3	–

Central 1 Credit Union (September)	4.0	3.7	3.6	–

Quantitative Economic Decisions, Inc. (September)	5.7	4.9	4.1	5.8

University of Toronto (September)	3.9	3.9	5.0	5.1

Private-Sector Survey Average	3.7	3.0	4.3	4.9

Ontario’s Planning Assumption	3.6	2.9	4.2	4.8

Sources: Ontario Ministry of Finance Survey of Forecasters (September 29, 2023) and Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

The Ontario Ministry of Finance is projecting that Ontario nominal GDP will rise by 3.6 per cent in 2023 and 2.9 per cent in 2024, reflecting a moderation in both real GDP growth as well as GDP inflation. Nominal GDP growth is projected to accelerate to 4.2 per cent in 2025 and 4.8 per cent in 2026, due largely to stronger growth in real GDP.

Chapter 2: Economic Performance and Outlook

Global Economic Environment

Global economic forecasts for 2024 continue to show growth moderating, as elevated inflation has prompted key central banks to further tighten monetary policy. The International Monetary Fund projects global real GDP growth of 3.0 per cent in 2023 and 2.9 per cent in 2024, compared to growth of 2.9 per cent in 2023 and 3.1 per cent in 2024 that was forecast in January.

United States real GDP is projected to increase by 2.2 per cent in 2023 and 1.1 per cent in 2024. Euro area real GDP is projected to rise 0.7 per cent in 2023 and 1.2 per cent in 2024. China’s real GDP is forecast to rise 5.0 per cent in 2023 and 4.2 per cent in 2024.

Chapter 2: Economic Performance and Outlook

Global merchandise trade growth has recently slowed after a rapid recovery from pandemic-era lows. Recent data from the World Trade Monitor suggests that the volume of global trade peaked in late 2022 and has since been trending downwards, as a consequence of higher interest rates around the world suppressing demand.

Chapter 2: Economic Performance and Outlook

Financial Markets and Other External Factors

Persistently elevated consumer price inflation in Canada prompted the Bank of Canada to raise its policy interest rate by an additional 0.5 percentage points since the time of the 2023 Budget. The Bank of Canada policy interest rate currently stands at 5.0 per cent, well above the 2.0 to 3.0 per cent range that the Bank considers its ‘neutral rate’ indicating restrictive monetary policy. The Bank of Canada expects inflation to return to target by the middle of 2025.

Compared to the 2023 Budget, interest rate projections have risen due to higher policy interest rates, as well as a rising likelihood that persistent inflation will prompt central banks to maintain tighter monetary policy for longer. The Government of Canada three-month treasury bill rate is expected to average 4.8 per cent in 2023, before moderating to 4.4 per cent in 2024, 2.9 per cent in 2025 and 2.6 per cent in 2026. Similarly, the Government of Canada 10-year bond rate is expected to average 3.3 per cent in 2023 and 2024 before moderating to an average of 3.2 per cent in 2025 and 2026.

Chapter 2: Economic Performance and Outlook

Energy prices are expected to remain stable over the projection horizon, with WTI crude oil prices averaging US$78 per barrel from 2023 to 2026. The Canada-US dollar exchange rate is expected to appreciate from an average of 74.4 cents US in 2023 to 77.9 cents US by 2026.

Table 2.5

External Factors

	2022	2023p	2024p	2025p	2026p

World Real GDP Growth (Per Cent)	3.5	3.0	2.9	3.2	3.2

U.S. Real GDP Growth (Per Cent)	1.9	2.2	1.1	1.7	2.1

West Texas Intermediate (WTI) Crude Oil ($US per Barrel)	95	78	79	77	78

Canadian Dollar (Cents US)	76.8	74.4	75.8	77.0	77.9

Three-Month Treasury Bill Rate[1] (Per Cent)	2.3	4.8	4.4	2.9	2.6

10-Year Government Bond Rate[1] (Per Cent)	2.8	3.3	3.3	3.2	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2023.

1 Government of Canada interest rates.

Sources: International Monetary Fund World Economic Outlook (October 2023); U.S. Bureau of Economic Analysis; U.S. Energy Information Administration; Bank of Canada; Blue Chip Economic Indicators (October 2023); and Ontario Ministry of Finance Survey of Forecasters.

Chapter 2: Economic Performance and Outlook

Details of Ontario’s Economic Outlook

The Ontario Ministry of Finance projects that Ontario real GDP will grow by 1.1 per cent in 2023, 0.5 per cent in 2024, 2.0 per cent in 2025 and 2.8 per cent in 2026. Table 2.6 provides details of the Ontario Ministry of Finance’s economic outlook over the forecast period.

Table 2.6 Ontario’s Economic Outlook (Per Cent Change)

	2022	2023p	2024p	2025p	2026p

Real Gross Domestic Product	3.7	1.1	0.5	2.0	2.8

Nominal Gross Domestic Product	9.2	3.6	2.9	4.2	4.8

Compensation of Employees	9.0	6.3	3.9	4.6	4.4

Net Operating Surplus — Corporations	4.3	(9.2)	(3.1)	4.9	7.5

Nominal Household Consumption	12.6	5.4	3.6	4.2	4.7

Other Economic Indicators

Employment	4.6	2.3	0.8	1.5	1.9

Job Creation (000s)	338	176	63	120	154

Unemployment Rate (Per Cent)	5.6	5.6	6.4	6.2	5.8

Consumer Price Index	6.8	3.7	2.5	2.1	2.0

Housing Starts (000s)[1]	96.1	89.5	84.5	89.2	94.4

Home Resales	(32.2)	(11.7)	11.5	22.5	1.2

Home Resale Prices	6.8	(4.6)	1.3	3.6	4.0

Key External Variables

U.S. Real Gross Domestic Product	1.9	2.2	1.1	1.7	2.1

WTI Crude Oil ($US per Barrel)	95	78	79	77	78

Canadian Dollar (Cents US)	76.8	74.4	75.8	77.0	77.9

Three-Month Treasury Bill Rate[2]	2.3	4.8	4.4	2.9	2.6

10-Year Government Bond Rate[2]	2.8	3.3	3.3	3.2	3.2

p = Ontario Ministry of Finance planning projection based on external sources as of September 29, 2023.

[1]	Housing starts projection based on private-sector average as of September 29, 2023.
[2]	Government of Canada interest rates (per cent).

Sources: Statistics Canada; Canada Mortgage and Housing Corporation; Canadian Real Estate Association; Bank of Canada; United States Bureau of Economic Analysis; Blue Chip Economic Indicators (October 2023); U.S. Energy Information Administration; and Ontario Ministry of Finance.

Employment

Resilient economic activity in early 2023 was accompanied by strong employment growth. There were also large increases in the labour force, in part reflecting robust population growth. As economic activity is moderating amid high interest rates, employment growth is projected to ease over the second half of 2023 and into 2024.

Despite a slowing labour market in the second half of the year, Ontario employment is projected to rise 2.3 per cent in 2023, following robust growth of 5.2 per cent in 2021 and 4.6 per cent in 2022. The annual unemployment rate is projected to remain unchanged from 2022 at a near historic low of 5.6 per cent in 2023.

Chapter 2: Economic Performance and Outlook

As employment gains moderate and strong demographic growth supports labour force gains, the unemployment rate is projected to rise to 6.4 per cent in 2024. Employment growth is forecast to pick up in 2025 and 2026, with average annual growth of 1.7 per cent, in line with average growth over the 2015 to 2019 period. The strengthening economy in 2025 and 2026 is expected to support an improvement in the unemployment rate to 5.8 per cent in 2026.

Chapter 2: Economic Performance and Outlook

Household Consumption

The solid labour market, pent-up demand and pandemic-related savings helped support household spending in the first half of 2023. Population gains have also contributed to household spending. Although population growth will continue to be a positive contributor to spending, the volume of spending per capita is projected to decline as income growth moderates and elevated prices and higher interest rates impact household budgets.

Nominal household spending is projected to grow by 5.4 per cent in 2023, down from 12.6 per cent in 2022. Nominal household spending growth is projected to moderate to 3.6 per cent in 2024, and then rise by an annual average growth of 4.4 per cent over the 2025 to 2026 period.

Chapter 2: Economic Performance and Outlook

Consumer Price Inflation

Slower economic growth is projected to contribute to moderating growth in Ontario’s CPI over the projection period. For planning purposes, the Ontario Ministry of Finance is projecting CPI inflation to be 3.7 per cent in 2023 and to moderate to 2.5 per cent in 2024 before reaching close to 2.0 per cent in 2025. Private-sector economists have a wide range of views. The range of forecasts narrows for 2025 and all inflation forecasts are near 2.0 per cent in 2026.

Chapter 2: Economic Performance and Outlook

There are significant upside and downside risks around inflation. Consumer price inflation has been more persistent compared to expectations at the time of the 2023 Budget, leading to upward revisions to forecasts as well as contributing to continued Bank of Canada interest rate increases.

Chapter 2: Economic Performance and Outlook

Housing

High interest rates continue to impact home resale activity in Ontario, as buyers and sellers adjust to rate increases by the Bank of Canada. Home resale volumes briefly strengthened in the spring following expectations that the Bank of Canada would leave interest rates on hold. However, continued interest rate increases since June contributed to a subsequent moderation in resale volumes, which by September were 16.2 per cent below the recent peak in May. The average home resale price edged up briefly, followed by a further moderation. In September, Ontario home resale prices were 2.9 per cent below the recent peak in June.

Chapter 2: Economic Performance and Outlook

Going forward, home resales and prices are expected to rise in 2024 and 2025, supported by strong demographic demand and a more supportive interest rate environment. Home resales are expected to contract 11.7 per cent in 2023 before growing strongly by 11.5 per cent in 2024 and 22.5 per cent in 2025. The average home resale price is expected to contract 4.6 per cent in 2023, and grow 1.3 per cent in 2024 and 3.6 per cent in 2025.

Despite a challenging interest rate environment, the outlook for housing construction has improved in every year of the outlook since the 2023 Budget. As set out in Table 2.2, housing starts are projected to be 89,500 in 2023 and 84,500 in 2024, compared to the 2023 Budget projection of 80,300 in 2023 and 79,300 in 2024. Housing starts are expected to strengthen to 89,200 in 2025 and 94,400 in 2026. These projections, which are based on private-sector forecasts, underscore why the government has outlined its plan to build more homes, bringing home ownership within reach for more people.

Chapter 2: Economic Performance and Outlook

Risks to the Outlook

Consumer price inflation has eased from its peak in many jurisdictions due to improvements in supply-side factors as well as tighter monetary policy on the part of major central banks. However, consumer price inflation remains above the targets of most central banks. Considerable uncertainty remains regarding the future path of inflation. A slower-than-expected return to central bank inflation targets could lead to further increases in interest rates or elevated interest rates for longer. This could pose significant downside risks to growth in many jurisdictions, including Canada.

The U.S. economy has proven resilient and continued to create jobs with low unemployment rates, despite aggressive policy rate increases from the Federal Reserve. However, elevated levels of federal debt alongside high and rising interest rates pose risks to the U.S. economy.

Other global developments continue to pose risks for Ontario. In recent months, a concerted effort to reduce oil supply by members of OPEC+, a group of major oil exporters, has led to steady increases in oil prices. High oil prices increase costs for businesses and consumers in Ontario. Conflicts around the world could continue to disrupt the supply of key commodities and further elevate risks. After a brief period of rebound in the first half of this year, China’s economic growth has slowed in recent months, posing downward risks to global growth.

Table 2.7 displays current estimates of the impact of sustained changes in key external factors on Ontario’s real GDP planning assumptions, assuming other external factors are unchanged. The relatively wide range of estimated impacts reflects the uncertainty regarding how the economy could respond to these changes in external conditions.

Table 2.7

Impact of Sustained Changes in Key External Factors

on Real GDP Growth

(Percentage Point Change)

Change in Real GDP Growth

	First Year	Second Year
Canadian Dollar Appreciates by Five Cents US	(0.1) to (0.7)	(0.2) to (0.8)
Crude Oil Prices Increase by $10 US per Barrel	(0.1) to (0.3)	(0.1) to (0.3)
U.S. Real GDP Growth Increases by One Percentage Point	+0.2 to +0.6	+0.3 to +0.7
Canadian Interest Rates Increase by One Percentage Point	(0.1) to (0.5)	(0.2) to (0.6)

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

Economic Outlook Scenarios

To provide more transparency about the province’s economic outlook amid the elevated degree of economic uncertainty, the Ontario Ministry of Finance has developed Faster Growth and Slower Growth scenarios. These alternative scenarios should not be considered the best case or the worst case, but reasonable possible outcomes in this period of uncertainty.

Table 2.8

Ontario Real GDP Growth Scenarios

(Per Cent)

	2023p	2024p	2025p	2026p

Faster Growth Scenario	1.7	2.1	2.3	3.1

Planning Projection	1.1	0.5	2.0	2.8

Slower Growth Scenario	0.7	(0.9)	1.9	2.7

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Source: Ontario Ministry of Finance.

Table 2.9

Ontario Nominal GDP Growth Scenarios

(Per Cent)

	2023p	2024p	2025p	2026p

Faster Growth Scenario	4.5	5.3	4.7	5.3

Planning Projection	3.6	2.9	4.2	4.8

Slower Growth Scenario	2.9	0.7	3.9	4.5

p = Ontario Ministry of Finance planning projection based on external sources and alternative scenarios.

Source: Ontario Ministry of Finance.

Chapter 2: Economic Performance and Outlook

By 2026, the level of real GDP in the Faster Growth scenario is 2.8 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of real GDP is 2.0 per cent lower. By 2026, the level of nominal GDP in the Faster Growth scenario is 4.2 per cent higher than in the Planning Projection, while in the Slower Growth scenario, the level of nominal GDP is 3.4 per cent lower.

Chapter 3 A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Introduction

In spite of economic uncertainty and risk, Ontario remains committed to balancing the budget. The 2023 Ontario Economic Outlook and Fiscal Review is projecting a deficit of $5.6 billion in 2023–24. Over the medium term, the government projects a deficit of $5.3 billion in 2024–25 and a surplus of $0.5 billion in 2025–26.

The net debt-to-gross domestic product (GDP) ratio is projected to be 38.4 per cent in 2023–24, 0.1 percentage point higher since 2022–23.

Table 3.1

Fiscal Summary

($ Billions)

	Actual 2022–23	Current Outlook 2023–24	Medium-Term Outlook
			2024–25	2025–26
Revenue	192.9	201.8	206.7	220.0
Expense
Programs	186.4	193.0	196.2	202.3
Interest on Debt	12.4	13.4	14.3	15.2
Total Expense	198.8	206.4	210.5	217.5
Surplus/(Deficit) Before Reserve	(5.9)	(4.6)	(3.8)	2.5
Reserve	–	1.0	1.5	2.0
Surplus/(Deficit)	(5.9)	(5.6)	(5.3)	0.5
Net Debt as a Per Cent of GDP	38.3%	38.4%	39.1%	38.7%
Net Debt as a Per Cent of Revenue	207.6%	206.2%	210.8%	204.2%
Interest on Debt as Per Cent of Revenue	6.4%	6.7%	6.9%	6.9%

Notes: Numbers may not add due to rounding. Current and medium-term outlook primarily reflect information available as of September 29, 2023.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Key Changes in 2023–24 Since the 2023 Budget

Ontario’s 2023–24 deficit is projected to be $5.6 billion — a deterioration of $4.3 billion from the outlook published in the 2023 Budget. This reflects updated economic and revenue information and higher contingencies to mitigate near-term risks.

Revenues in 2023–24 are projected to be $201.8 billion, $2.6 billion lower than forecast in the 2023 Budget. This decrease is largely driven by lower-than-expected taxation revenue. This forecast is based on information available to September 29, 2023.

Program expense is projected to be $193.0 billion, $2.3 billion higher than the forecast in the 2023 Budget, primarily due to the replenishment of the Contingency Fund to add greater flexibility to the fiscal plan.

Ontario is forecast to pay $13.4 billion in interest costs in 2023–24, $0.6 billion lower than the forecast in the 2023 Budget.

The net debt-to-GDP ratio is now projected to be 38.4 per cent in 2023–24, 0.6 percentage points higher than the 37.8 per cent forecast in the 2023 Budget. The net debt-to-GDP ratio increased mainly due to higher than previously projected deficits.

The 2023–24 outlook also maintains a $1.0 billion reserve, unchanged from the 2023 Budget, to protect the fiscal plan against unforeseen adverse changes in Ontario’s revenue and expense forecasts for the remainder of the fiscal year. This is part of the government’s flexible fiscal plan to respond to uncertainty and risks.

Table 3.2

2023–24 In-Year Fiscal Performance

($ Billions)

	2023 Budget	Current Outlook	In-Year Change
Revenue	204.4	201.8	(2.6)
Expense
Programs	190.6	193.0	2.3
Interest on Debt	14.1	13.4	(0.6)
Total Expense	204.7	206.4	1.7
Surplus/(Deficit) Before Reserve	(0.3)	(4.6)	(4.3)
Reserve	1.0	1.0	–
Surplus/(Deficit)	(1.3)	(5.6)	(4.3)

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Revenue

The 2023–24 total revenue outlook is $201.8 billion, $2.6 billion lower than projected in the 2023 Budget and the 2023–24 First Quarter Finances. The decrease in the revenue forecast in 2023–24 is mainly due to lower taxation revenues, partially offset by higher Government of Canada Transfers and net income from Government Business Enterprises.

Table 3.3

Key Changes to 2023–24 Revenue Projections

($ Millions)

		2023–24
2023 Budget Total Revenue		204,367

Revenue Changes in the 2023–24 First Quarter Finances		0.2

Revenue Changes Since the 2023–24 First Quarter Finances
Sales Tax	2,380
Corporations Tax	1,350
Land Transfer Tax	329
Gasoline Tax and Fuel Tax	(429)
Personal Income Tax	(6,588)
All Other Taxes	(51)

Total Taxation Revenue		(3,009)
Government of Canada Transfers		242
Government Business Enterprises		447
Other Non-Tax Revenue		(246)

Total Revenue Changes Since the 2023–24 First Quarter Finances		(2,566)

Total Revenue Changes Since the 2023 Budget		(2,566)

2023 Ontario Economic Outlook and Fiscal Review Total Revenue Outlook		201,802

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Key changes in the revenue outlook compared with the 2023–24 First Quarter Finances forecast include:

•

Sales Tax revenue projections increased by $2,380 million mainly due to new information from the federal government suggesting higher Harmonized Sales Tax (HST) collected in 2022, which increased the base upon which the outlook is derived.

•	Corporations Tax revenue projections increased by $1,350 million mainly due to higher-than-expected corporate profitability in the first half of 2023.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

•	Land Transfer Tax revenue projections are higher by $329 million mainly reflecting a smaller-than-expected decline in home resale prices in 2023.

•

Gasoline Tax and Fuel Tax projections combined decreased by $429 million due to the proposed 6-month extension of the reduction to the Gasoline Tax by 5.7 cents per litre and Fuel Tax by 5.3 cents per litre and lower projected fuel consumption volumes. See Annex: Details of Tax Measures and Other Legislative Initiatives for further information.

•

Personal Income Tax revenue projections decreased by $6,588 million, mainly due to lower-than-expected revenues from the processing of 2022 and prior years’ tax returns, partially offset by stronger growth in compensation of employees in 2023.

•

Projections for All Other Taxes combined decreased by $51 million, which is mainly due to lower-than-expected revenues from the Ontario Health Premium and the Beer, Wine and Spirits Taxes, partially offset by higher projected revenues from Employer Health Tax and the Ontario Portion of the Federal Cannabis Excise Duty.

•	Government of Canada Transfers projections increased by $242 million, mainly reflecting additional federal investments in the Labour Market Transfer Agreements.

•

Net income from Government Business Enterprises projections increased by $447 million, mainly due to higher revenue forecasts for Ontario Power Generation (OPG) from the Ontario Nuclear Funds. This also reflects iGaming Ontario (iGO) revenue consolidated as a Government Business Enterprise (GBE) in the Public Accounts of Ontario 2022–2023.

•

Other Non-Tax Revenues projections combined are lower by $246 million mainly due to the reclassification of revenues for iGO from Non-Tax Revenue to a GBE in the Public Accounts of Ontario 2022–2023. It also reflects lower revenue due to the fare integration of public transit between neighbouring transit systems.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Expense

The 2023–24 total expense outlook is projected to be $206.4 billion, $1.7 billion higher than both the 2023 Budget and the 2023–24 First Quarter Finances. New investments are primarily offset by the Contingency Fund and include supports for home and community care, municipalities and housing.

Table 3.4

Key Changes to 2023–24 Total Expense Projections

($ Millions)

		2023–24
2023 Budget Total Expense		204,680

Total Expense Changes in the 2023–24 First Quarter Finances		0.2

Program Expense Changes Since the 2023–24 First Quarter Finances:
Home and Community Care Modernization Plan	180
Addressing Homelessness for Asylum Claimants	42
Expanding the Basic Constable Training Program	15
Wheatley Supports	8
Resources for the Landlord and Tenant Board	6
Fare and Service Integration	3
All Other Changes	(76)

Total New Allocated Spending	179
Top-Up of the Contingency Fund	2,500
Drawdown of the Contingency Fund	(336)

Total Program Expense Changes Since the 2023–24 First Quarter Finances		2,343
Interest on Debt Change Since the 2023–24 First Quarter Finances		(609)

Total Expense Changes Since the 2023–24 First Quarter Finances		1,734

Total Expense Changes Since the 2023 Budget		1,734

2023 Ontario Economic Outlook and Fiscal Review Total Expense Outlook		206,414

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Key investments since the 2023–24 First Quarter Finances include:

•

$180 million to support stabilization and expansion in the home and community care sectors as part of the government’s $569 million planned investment in 2023–24, to get more people connected to care in the comfort of their own home and community;

•

$42 million to support the City of Toronto and other impacted municipalities across the province through the Canada-Ontario Housing Benefit to provide urgent assistance to a rapidly growing number of asylum claimants and other at-risk populations;

•

$15 million to recruit and train more police officers by removing tuition fees for the Basic Constable Training program at the Ontario Police College and increasing the number of recruits that can be trained each year;

•	$8 million to support the Municipality of Chatham-Kent with ongoing emergency management, investigation and community recovery expenses related to the Wheatley explosion in August 2021;

•

$6 million to increase resources at the Landlord and Tenant Board to improve service standards and reduce the time it takes for applications and decisions. These resources include 45 adjudicators plus five operational staff, more than doubling the number of full-time adjudicators at the Landlord and Tenant Board;

•	$3 million for GO Transit fare and service integration including co-fare discounts and increased PRESTO discounts for youth and postsecondary students; and

•	A decrease of $76 million, primarily due to an accounting reclassification for iGaming Ontario as a Government Business Enterprise, partially offset by economic development support initiatives.

Additionally, the Contingency Fund has been increased by an additional $2.5 billion to support greater flexibility in the fiscal plan to help protect against unforeseen changes and mitigate expense risks.

Interest on Debt expense is projected to be $13.4 billion, $0.6 billion lower than the forecast in the 2023–24 First Quarter Finances and the 2023 Budget.

Prudence in 2023–24

The Ontario government continues to maintain a responsible and flexible fiscal plan to respond to uncertainty and risks. The Fiscal Sustainability, Transparency and Accountability Act, 2019 requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance. The 2023 Budget included a reserve of $1.0 billion in 2023–24, which has been maintained as part of the current fiscal outlook. In addition, the Contingency Fund is maintained to help mitigate expense risks. For 2023–24, after a $2.5 billion top-up in the 2023 Ontario Economic Outlook and Fiscal Review, the Contingency Fund has a projected balance of $5.4 billion.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Medium-Term Fiscal Plan

The government is projecting deficits of $5.6 billion in 2023–24 and $5.3 billion in 2024–25 followed by a surplus of $0.5 billion in 2025–26. This reflects updated economic and revenue information and higher contingencies to mitigate near-term risks in 2023–24, and slower economic growth projections in 2024 and 2025.

Over the medium term, revenue is forecast to increase from $201.8 billion in 2023–24 to $220.0 billion in 2025–26, while total expense is projected to increase from $206.4 billion to $217.5 billion over the same period.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Medium-Term Revenue Outlook

Table 3.5

Summary of Medium-Term Revenue Outlook

($ Billions)

	Actual 2022–23	Current Outlook 2023–24	Medium-Term Outlook
			2024–25	2025–26
Revenue
Personal Income Tax	44.2	49.4	51.2	54.3
Sales Tax	36.1	37.7	38.7	40.7
Corporations Tax	27.8	26.0	25.8	27.4
Ontario Health Premium	4.4	4.8	5.0	5.2
Education Property Tax	6.0	5.7	5.8	5.8
All Other Taxes	18.0	17.5	19.4	21.5
Total Taxation Revenue	136.5	141.2	145.8	154.8
Government of Canada	31.3	35.1	35.4	37.0
Income from Government Business Enterprises	6.1	6.8	6.5	8.4
Other Non-Tax Revenue	19.0	18.7	19.0	19.8
Total Revenue	192.9	201.8	206.7	220.0

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The taxation revenue outlook reflects the impact of finalized 2022–23 results and the updated economic growth outlook since the 2023 Budget. See Chapter 2: Economic Performance and Outlook for further details.

The primary driver of the forecast for Personal Income Tax (PIT) revenue is the outlook for growth in the compensation of employees. Between 2023–24 and 2025–26, PIT revenue is projected to grow at an average annual rate of 4.8 per cent.

The Sales Tax revenue projection is based primarily on the outlook for household consumption spending. Sales Tax revenue is projected to grow at an average annual rate of 3.8 per cent between 2023–24 and 2025–26.

The forecast for Corporations Tax revenue is mainly driven by projections of net operating surplus. Corporations Tax revenue is projected to grow at an average annual rate of 2.7 per cent between 2023–24 and 2025–26.

The Ontario Health Premium revenue forecast is based primarily on the outlook for growth in the compensation of employees. Ontario Health Premium revenue is projected to increase at an average annual rate of 4.0 per cent between 2023–24 and 2025–26.

Education Property Tax revenue is based primarily on the outlook for growth in the property assessment base resulting from new construction activities. Revenues are projected to remain relatively stable over the term of the outlook.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Revenues from All Other Taxes are projected to increase at an average annual rate of 10.7 per cent between 2023–24 and 2025–26. This includes revenues from all other taxes including the Employer Health Tax; Land Transfer Tax (LTT); Beer, Wine and Spirits Taxes; and volume-based taxes such as the Gasoline Tax, the Fuel Tax and the Tobacco Tax. The strong average annual growth mainly reflects higher LTT arising from a projected recovery in the housing market by 2025–26, and the impact of the temporary reduction to the Gasoline Tax by 5.7 cents per litre and Fuel Tax by 5.3 cents per litre. Excluding LTT and Gasoline and Fuel Taxes, All Other Taxes are projected to increase at an average annual rate of 3.7 per cent between 2023–24 and 2025–26.

The forecast for Government of Canada transfers is based on existing federal–provincial funding agreements and formulas. Federal transfers are projected to increase at an average annual rate of 2.7 per cent from 2023–24 to 2025–26.

The outlook for income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. (Hydro One) and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO), the Ontario Lottery and Gaming Corporation (OLG) and iGaming Ontario (iGO). Net incomes of GBEs are projected to increase at an average annual rate of 11.0 per cent from 2023–24 to 2025–26.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and provincial agencies. The outlook for Other Non-Tax Revenue is projected to increase at an average annual rate of 2.8 per cent from 2023–24 to 2025–26.

Economic and Fiscal Outlook Scenarios

To illustrate the potential impacts of elevated economic uncertainty, the Ontario Ministry of Finance has developed two plausible alternative scenarios that the economy could take over the next several years. See Chapter 2: Economic Performance and Outlook for further details.

Based on the two alternative nominal GDP economic scenarios, two taxation revenue scenarios were developed. The Faster Growth and Slower Growth scenarios each represent a potential path intended to illustrate a broader range of possible outcomes but should not be considered as the best case or the worst case.

In the Faster Growth scenario, total taxation revenue is $9.4 billion higher in 2025–26 than the Planning Projection, while in the Slower Growth scenario, total taxation revenue is $8.1 billion lower.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.6

Ontario’s Taxation Revenue Scenarios

($ Billions)

	2023–24p	2024–25p	2025–26p

Faster Growth Scenario	143.5	152.8	164.2

Planning Projection	141.2	145.8	154.8

Slower Growth Scenario	139.2	139.5	146.7

p = Ontario Ministry of Finance Planning Projection based on external sources and alternative scenarios.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

In the event that the alternative economic scenarios materialize as opposed to the Planning Projection, Ontario’s fiscal plan would also change as a result.

Under the Faster Growth scenario, the deficit outlook may improve to $3.3 billion in 2023–24, and reach surpluses of $1.9 billion in 2024–25 and $10.5 billion in 2025–26. However, if the Slower Growth scenario takes place instead, the deficit outlook may deteriorate to $7.7 billion in 2023–24, $11.9 billion in 2024–25, and $8.3 billion in 2025–26.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

In these alternative outlook scenarios, program expenditures are assumed to be unchanged compared to the medium-term expense outlook, and only revenue and interest on debt are adjusted.

Medium-Term Expense Outlook

The total expense outlook is projected to grow from $206.4 billion in 2023–24 to $217.5 billion in 2025–26 as the government continues to invest in health, education and infrastructure.

Ontario’s program expense outlook is projected to increase from $193.0 billion in 2023–24 to $202.3 billion in 2025–26.

Table 3.7

Summary of Medium-Term Expense Outlook

($ Billions)

	Actual 2022–23	Current Outlook 2023–24	Medium-Term Outlook
			2024–25	2025–26
Base Programs[1]
Health Sector	75.1	81.2	84.2	87.6
Education Sector[2]	33.6	34.7	36.4	37.5
Postsecondary Education Sector	11.6	12.1	12.5	13.0
Children, Community and Social Services Sector	18.1	19.4	19.9	19.9
Justice Sector	5.3	5.5	5.3	5.2
Other Programs	30.1	40.1	37.8	39.1
Total Base Programs	173.8	193.0	196.2	202.3
COVID-19 Time-Limited Funding	6.3	–	–	–
Other One-Time Expenses	6.3	–	–	–
Total Programs	186.4	193.0	196.2	202.3
Interest on Debt	12.4	13.4	14.3	15.2
Total Expense	198.8	206.4	210.5	217.5

[1]

For presentation purposes in the 2023 Ontario Economic Outlook and Fiscal Review, one-time COVID-19-related spending in 2022–23 has been included within COVID-19 Time-Limited Funding. This funding will no longer be reported separately, starting in 2023–24.

[2]	Excludes Teachers’ Pension Plan. Teachers’ Pension Plan expense is included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

The government is continuing to make key investments in health, education and other critical public services as part of its plan to build a stronger Ontario. In 2023–24, program expense is projected to increase by $6.6 billion compared to 2022–23, or 3.5 per cent. Over the medium-term outlook, program expense is projected to increase every year, growing at an average annual rate of 2.4 per cent from 2023–24 to 2025–26.

Highlights of changes to the program expense outlook over the medium term include the following:

•	Health Sector expense is projected to increase from $81.2 billion in 2023–24 to $87.6 billion in 2025–26. The growth is primarily due to investments to:

•	Address the growing demands in the health sector, including funding for hospitals and cancer treatment services to respond to Ontario’s aging and growing population, and provide stability;

•	Enhance pediatric care to better connect children and youth to surgeries, diagnostic imaging, emergency care and mental health services;

•	Support Health Human Resources initiatives to optimize the existing workforce and recruit and retain health care providers;

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

•	Enhance emergency health services by reducing wait times;

•	Improve and expand the home and community care sector; and

•	Support mental health and addictions services through the Roadmap to Wellness: A Plan to Build Ontario’s Mental Health and Addictions System.

•	Education Sector expense is projected to increase from $34.7 billion in 2023–24 to $37.5 billion in 2025–26. Key investments include:

•	Supports to school boards for student learning and success, including funding for reading and math programs;

•	Funding to address enrolment growth and commitments consistent with labour agreements reached; and

•	Continued implementation of the Canada-wide Early Learning and Child Care Agreement to increase access to high quality affordable child care while reducing average out-of-pocket child care fees.

•	Postsecondary Education Sector expense is projected to increase from $12.1 billion in 2023–24 to $13.0 billion in 2025–26. This is mainly due to:

•	Higher college sector spending due to increasing enrolment; and

•

Investments of over $428 million to support Health Human Resources initiatives, including the expansion of medical school seats and the Ontario Learn and Stay Grant where students in targeted nursing, paramedic and medical laboratory technologist programs study and work in underserviced communities.

•

Children, Community and Social Services Sector expense is projected to increase from $19.4 billion in 2023–24 to $19.9 billion in 2025–26, primarily due to the July 1, 2023, adjustment for inflation in the monthly core allowance rates for the Ontario Disability Support Program and the maximum monthly amount for the Assistance for Children with Severe Disabilities Program.

•

Justice Sector expense is projected to decrease from $5.5 billion in 2023–24 to $5.2 billion in 2025–26. Investments in this sector include funding provided in 2023–24 for frontline operations of the Ontario Provincial Police (OPP), additional funding for the First Nations and Inuit Policing Program, as well as investments to help police identify and dismantle organized auto theft crime, strengthen the province’s bail system and ensure that offenders comply with their bail conditions.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

•

Other Programs expense is projected to decrease from $40.1 billion in 2023–24 to $39.1 billion in 2025–26. The changes over this period primarily reflect a $2.5 billion top-up in the Contingency Fund in 2023–24 to support greater flexibility in the fiscal plan to help protect against unforeseen changes and mitigate expense risks. Key Other Programs investments include:

•	$3.5 billion over three years, beginning in 2023–24, as part of the government’s multi-year commitment to improve access to high-speed internet for every community across Ontario by the end of 2025;

•

$224 million in 2023–24 to support the development and expansion of brick-and-mortar training centres to train more workers for careers in the skilled trades and other in-demand jobs through the Skills Development Fund Capital Stream; and

•	$110 million over three years, beginning in 2023–24, to improve emergency readiness and enhance Ontario’s capacity to respond to emergencies.

The total expense outlook includes Interest on Debt expense, which is projected to increase from $13.4 billion in 2023–24 to $15.2 billion in 2025–26.

Advocating for a Flexible, Adequate, Fair and Sustainable Transfer System

Effective federal–provincial fiscal transfers are a key factor in Ontario’s long-term fiscal sustainability. While the Ontario government continues to maintain a responsible plan to eliminate the province’s structural deficit, Ontario has been a leader in advocating for a principle-based transfer system that is flexible, adequate, fair and sustainable, and that respects provincial jurisdiction. Third party experts, including the federal Parliamentary Budget Officer, continue to show that despite recent deficits, the federal government has far greater fiscal capacity to fund critical programs that all Canadians rely on, while provinces and territories face significant long-term fiscal pressures. Ontario continues to call for federal transfers that are sustainable and provide long-term support for critical public services for the people of Ontario.

In the near term, the province continues to engage the federal government on a number of critical issues including infrastructure and labour market agreements. Ontario is advocating for a next generation infrastructure program that provides adequate funding in the face of rising costs, provides flexibility for the province to meet local needs, and ensures an efficient review and approval process. As well, Ontario joins the other provinces and territories in calling on the federal government to extend the top-up funding for the labour market transfers into the long term and modernize the agreements to ensure they are flexible, adequate, predictable and responsive to unique labour market needs.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Prudence Built Into the Medium-Term Outlook

In keeping with sound fiscal practices, Ontario’s revenue outlook is based on prudent economic planning projections, as discussed in Chapter 2: Economic Performance and Outlook.

The government maintains a responsible and flexible fiscal plan to respond to uncertainty and risks. Ontario incorporates prudence in the form of a reserve to protect the fiscal outlook against unforeseen adverse changes in the province’s revenue and expense, including those resulting from changes in Ontario’s economic performance.

The reserve has been set at $1.5 billion in 2024–25 and $2.0 billion 2025–26, down from the levels in the 2023 Budget of $2.0 billion and $4.0 billion, respectively. In addition, the Contingency Fund is maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised, and which may otherwise adversely affect Ontario’s fiscal performance.

The government will work to preserve the fiscal flexibility necessary to respond to unforeseen events and support a long-term plan that will enhance transparency and accountability, invest in the future of Ontario, and help protect the province against potential economic challenges.

Transparency and Risks

The government is committed to being open and transparent about the state of Ontario’s finances. This principle is reflected in the Fiscal Sustainability, Transparency and Accountability Act, 2019, which stipulates that Ontario’s fiscal policy should be clearly articulated and information about it should be readily available to the public without charge.

While mid-year updates to the government’s finances are informed by the latest information available, key information still to be received over the remainder of the fiscal year may present further upside and downside risks, which could materially affect the fiscal outlook. Revenue could be affected by new information from the Canada Revenue Agency on tax return processing for 2023 and previous taxation years, changes in the economic outlook and the evolution of private-sector economic forecasts, which the province uses to develop its own revenue projections, while expenses could be impacted by changes in utilization of large demand-driven programs.

To ensure a reasonable and prudent economic forecast, the government’s key economic planning projections are set below the average of private-sector forecasts in each year. For 2023 onwards, the planning assumptions are set 0.1 percentage points below the private-sector average to reflect the elevated degree of uncertainty over the outlook.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

While the planning assumptions for economic growth are reasonable and prudent, the Ontario Ministry of Finance has also developed Faster Growth and Slower Growth scenarios to provide greater transparency around Ontario’s economic and fiscal outlook amid heightened economic uncertainty.

As a matter of transparent fiscal management, financial pressures are monitored throughout the fiscal year by the Ontario Treasury Board Secretariat, with the goal of ensuring that robust and prudent methodologies are used to develop forecasts. Other important risk management tools include closely tracking the pace of implementation of initiatives and proactively identifying emerging program and policy risks. Comprehensive analysis of known pressures informs the fiscal planning processes, including the development of plans to mitigate and manage fiscal pressures, as well as maintaining adequate contingencies as part of the medium-term fiscal projections in respect of the government’s flexible fiscal plan to respond to uncertainty and risks.

In addition to the key demand sensitivities and economic risks to the fiscal plan, there are risks stemming from the government’s contingent liabilities. Whether future events will result in actual liabilities for the province is beyond the direct control of the government. For example, losses could result from legal settlements or a call on loan or funding guarantees. While a Contingency Fund is included in the fiscal plan to help mitigate the expense risks, until there exists certainty around the likelihood and costs of these future events, these risks are not included in the province’s fiscal plan. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in Ontario’s financial statements. Any significant contingent liabilities related to the 2022–23 fiscal year have been disclosed as part of the Public Accounts of Ontario 2022–2023, released in September.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Details of Ontario’s Finances

Table 3.8

Revenue

($ Millions)

	Actual 2020–21	Actual 2021–22	Actual 2022–23	Current Outlook 2023–24
Taxation Revenue
Personal Income Tax	40,333	46,750	44,209	49,394
Sales Taxes	26,576	30,357	36,092	37,730
Corporations Tax	17,775	25,227	27,791	26,018
Education Property Tax	6,040	5,713	5,991	5,741
Employer Health Tax	6,537	7,223	7,797	8,276
Ontario Health Premium	4,330	4,414	4,445	4,794
Gasoline Tax	1,898	2,202	2,103	1,923
Land Transfer Tax	3,698	5,827	4,443	3,858
Tobacco Tax	1,099	927	864	830
Fuel Tax	686	771	571	505
Beer, Wine and Spirits Taxes	624	624	600	579
Electricity Payments in Lieu of Taxes	563	666	674	538
Ontario Portion of the Federal Cannabis Excise Duty	106	215	310	330
Other Taxes	619	759	627	696
	110,884	131,675	136,518	141,213
Government of Canada
Canada Health Transfer	16,206	16,731	17,525	19,226
Canada Social Transfer	5,815	6,003	6,178	6,386
Equalization	–	–	–	421
Infrastructure Programs	769	562	769	1,206
Labour Market Programs	1,323	1,476	1,181	1,161
Social Housing Agreement	338	305	263	218
Other Federal Payments	9,014	5,091	4,817	5,997
Direct Transfers to Broader Public Sector Organizations	459	439	530	470
	33,924	30,607	31,264	35,086
Income from Government Business Enterprises
Liquor Control Board of Ontario	2,539	2,543	2,457	2,458
Ontario Power Generation Inc./Hydro One Ltd.	2,044	2,151	850	1,486
Ontario Lottery and Gaming Corporation	359	1,561	2,505	2,490
Ontario Cannabis Store	67	186	234	223
iGaming Ontario	–	–	87	136
	5,009	6,441	6,133	6,792

continued…

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.8

Revenue (continued)

($ Millions)

	Actual 2020–21	Actual 2021–22	Actual 2022–23	Current Outlook 2023–24
Other Non-Tax Revenue
Fees, Donations and Other Revenues from Broader Public Sector Organizations	7,790	9,688	11,492	11,104
Vehicle and Driver Registration Fees[1]	1,952	33	1,251	1,114
Miscellaneous Other Non-Tax Revenue	1,860	2,628	2,149	1,755
Other Fees and Licences	1,092	1,237	1,438	1,518
Sales and Rentals	680	1,046	1,227	1,799
Reimbursements	1,277	1,233	1,031	1,055
Royalties	359	468	335	322
Power Supply Contract Recoveries	116	67	48	43
Net Reduction of Power Purchase Contracts	28	5	–	–
	15,153	16,405	18,972	18,710

Total Revenue	164,970	185,128	192,887	201,802
[1]	Vehicle and Driver Registration Fees in 2022–23 reflects the elimination and rebate of eligible licence plate renewal fees paid since March 1, 2021.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.9

Total Expense1,2

($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Actual 2022–23	Current Outlook 2023–24
Agriculture, Food and Rural Affairs (Base)	288	284	300	361.4
Demand-Driven Risk Management and Time-Limited Programs	458	358	502	472.1
COVID-19 Time-Limited Funding[3]	41	32	30	–
Agriculture, Food and Rural Affairs (Total)	787	674	832	833.6
Attorney General (Base)	1,523	1,622	1,813	1,838.7
Statutory Appropriations — Crown Liability and Proceedings Act, 2019	60	49	79	–
One-Time Accounting Adjustment for the Victim Fine Surcharge Program	196	–	–	–
COVID-19 Time-Limited Funding[3]	71	145	31	–
Attorney General (Total)	1,850	1,816	1,923	1,838.7
Board of Internal Economy (Base)	248	283	392	304.8
COVID-19 Time-Limited Funding[3]	0	2	0	–
Board of Internal Economy (Total)	248	284	392	304.8
Children, Community and Social Services (Base)	16,994	16,777	18,054	19,394.0
COVID-19 Time-Limited Funding[3]	440	293	48	–
Children, Community and Social Services (Total)	17,433	17,071	18,102	19,394.0
Citizenship and Multiculturalism (Base)	23	33	54	67.7
COVID-19 Time-Limited Funding[3]	–	3	2	–
Citizenship and Multiculturalism (Total)	23	36	56	67.7
Colleges and Universities (Base)	8,767	9,542	10,583	10,758.4
Student Financial Assistance	766	954	1,019	1,357.7
COVID-19 Time-Limited Funding[3]	292	117	32	–
Colleges and Universities (Total)	9,826	10,614	11,634	12,116.1
Economic Development, Job Creation and Trade (Base)	162	164	167	188.8
Tax Credits for Research and Development and Regional Investment[4]	218	304	321	299.2
Ontario Made Manufacturing Investment Tax Credit	–	–	–	215.0
Time-Limited Investments	187	157	540	977.2
Bad Debt Expense	211	–	–	–
COVID-19 Time-Limited Funding[3]	3,106	360	46	–
Economic Development, Job Creation and Trade (Total)	3,885	985	1,074	1,680.2
Education (Base)	28,389	28,893	33,623	34,714.1
Teachers’ Pension Plan	1,607	1,610	1,661	1,711.0
COVID-19 Time-Limited Funding[3]	2,885	1,060	918	–
Education (Total)	32,881	31,563	36,202	36,425.1
Energy (Base)	229	240	254	284.8
Electricity Cost-Relief Programs	5,539	6,313	5,844	6,514.2
COVID-19 Time-Limited Funding[3]	906	274	2	–
Energy (Total)	6,674	6,827	6,100	6,799.0
Environment, Conservation and Parks (Base)	632	687	727	785.7
COVID-19 Time-Limited Funding[3]	3	16	17	–
Environment, Conservation and Parks (Total)	635	703	743	785.7

continued...

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.9

Total Expense1,2 (continued)

($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Actual 2022–23	Current Outlook 2023–24
Executive Offices (Base)	45	49	55	66.2
Time-Limited Assistance	2	–	–	–
COVID-19 Time-Limited Funding[3]	6	2	0	–
Executive Offices (Total)	53	51	55	66.2
Finance (Base)	678	759	799	893.9
Investment Management Corporation of Ontario[5]	128	210	245	298.8
Ontario Municipal Partnership Fund	502	502	501	501.9
Temporary and Other Local Assistance	21	21	21	81.0
Power Supply Contract Costs	116	67	48	42.9
Time-Limited Investments	–	–	174	118.9
COVID-19 Time-Limited Funding[3]	440	231	0	–
Finance (Total)	1,884	1,789	1,789	1,937.4
Francophone Affairs (Base)	5	7	7	7.9
Time-Limited Investments	–	–	1	–
COVID-19 Time-Limited Funding[3]	1	2	–	–
Francophone Affairs (Total)	6	9	8	7.9
Health (Total)[6]	59,878	64,286	68,843	72,868.9
COVID-19 Health Response[7]	5,082	6,167	3,331	–
Indigenous Affairs (Base)	64	85	111	136.0
One-Time Investments Including Settlements	149	152	6,273	–
COVID-19 Time-Limited Funding[3]	42	4	1	–
Indigenous Affairs (Total)	256	241	6,384	136.0
Infrastructure (Base)	171	167	266	657.3
Federal–Provincial Infrastructure Programs	161	267	379	491.6
Broadband	67	75	148	783.2
Waterfront Toronto Revitalization (Port Lands Flood Protection)	103	156	25	25.0
Municipal Infrastructure Program Investments	197	399	396	397.0
Realty	1,099	1,156	1,095	1,195.2
COVID-19 Time-Limited Funding[3]	9	10	24	–
Infrastructure (Total)	1,807	2,230	2,332	3,549.4
Labour, Immigration, Training and Skills Development (Base)	170	102	202	241.0
Training Tax Credits (Co-operative Education and Apprenticeship Training)[8]	98	105	86	93.5
Demand-Driven Employment and Training Programs	1,173	955	1,206	1,454.2
COVID-19 Time-Limited Funding[3]	33	794	310	–
Labour, Immigration, Training and Skills Development (Total)	1,473	1,957	1,803	1,788.6
Long-Term Care (Total)[9]	4,514	5,300	6,304	8,306.4
Mines (Base)	85	135	147	184.8
One-Time Accounting Adjustment for Contaminated Sites	–	183	86	–
COVID-19 Time-Limited Funding[3]	0	–	–	–
Mines (Total)	86	318	233	184.8

continued…

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.9 Total Expense[1,2] (continued)
($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Actual 2022–23	Current Outlook 2023–24
Municipal Affairs and Housing (Base)	485	486	564	771.2
Time-Limited Investments	224	351	404	546.1
Social Housing Agreement — Payments to Service Managers[10]	313	281	206	198.2
COVID-19 Time-Limited Funding[3]	2,707	330	390	–
Municipal Affairs and Housing (Total)	3,729	1,447	1,563	1,515.5
Natural Resources and Forestry (Base)	505	607	615	700.0
Emergency Forest Firefighting	115	237	95	135.0
One-Time Accounting Adjustment for Landfills	202	–	–	–
COVID-19 Time-Limited Funding[3]	13	12	2	–
Natural Resources and Forestry (Total)	835	857	712	834.9
Northern Development (Base)	583	605	661	725.6
COVID-19 Time-Limited Funding[3]	0	41	–	–
Northern Development (Total)	583	646	661	725.6
Public and Business Service Delivery (Base)	549	629	1,038	1,144.1
COVID-19 Time-Limited Funding[3]	414	141	201	–
Public and Business Service Delivery (Total)	963	770	1,239	1,144.1
Seniors and Accessibility (Base)	55	53	63	66.4
Seniors Tax Credits (Home Safety and Care at Home)	10	30	164	120.0
COVID-19 Time-Limited Funding[3]	151	43	11	–
Seniors and Accessibility (Total)	216	127	237	186.4
Solicitor General (Base)	2,807	2,981	3,375	3,613.4
COVID-19 Time-Limited Funding[3]	94	150	96	–
Solicitor General (Total)	2,901	3,131	3,472	3,613.4
Tourism, Culture and Sport (Base)	691	858	836	849.2
Ontario Cultural Media Tax Credits	512	693	833	906.1
Ontario Cultural Media Tax Credits — Amounts Related to Prior Years	65	84	51	–
COVID-19 Time-Limited Funding[3]	120	257	200	–
Tourism, Culture and Sport (Total)	1,388	1,893	1,921	1,755.3
Transportation (Base)	4,646	5,180	5,794	6,186.3
Federal–Provincial Infrastructure Programs	449	231	230	729.2
COVID-19 Time-Limited Funding[3]	2,188	369	609	–
Transportation (Total)	7,283	5,780	6,632	6,915.5

continued...

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.9 Total Expense[1,2] (continued)
($ Millions)
Ministry Expense	Actual 2020–21	Actual 2021–22	Actual 2022–23	Current Outlook 2023–24
Treasury Board Secretariat (Base)	296	315	607	525.3
Employee and Pensioner Benefits	1,485	2,633	1,178	1,260.7
Operating Contingency Fund	–	–	–	5,340.5
Capital Contingency Fund	–	–	–	57.2
COVID-19 Time-Limited Funding[3]	3	2	0	–
Treasury Board Secretariat (Total)	1,784	2,950	1,785	7,183.6
Interest on Debt[11]	12,296	12,583	12,389	13,449.0
Total Expense	181,260	183,103	198,750	206,413.8
[1]	Numbers reflect current ministry structure.
[2]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on a similar basis for consistency.
[3]	COVID-19 Time-Limited Funding is no longer being reported separately, starting in 2023–24.
[4]

Includes the estimated cost of tax credit claims for the Ontario Innovation Tax Credit, Ontario Business-Research Institute Tax Credit and the Regional Opportunities Investment Tax Credit (ROITC). Figures from 2020–21 to 2022–23 include tax credit amounts related to prior years, except for the ROITC in 2020–21.

[5]	Based on the requirements of Public Sector Accounting Standards, the province consolidates the financial results of the Investment Management Corporation of Ontario.
[6]	Includes accounting adjustments tied primarily to grants provided for infrastructure projects and other related investments.
[7]

For presentation purposes in the 2023 Ontario Economic Outlook and Fiscal Review, Time-Limited COVID-19-related health response spending has been included separately for 2020–21 to 2022–23, instead of within the Ontario Ministry of Health and Ontario Ministry of Long-Term Care.

[8]

The Co-operative Education Tax Credit remains in effect. The Apprenticeship Training Tax Credit was eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. Amounts from 2020–21 to 2022–23 include tax credit amounts related to prior years, however a decrease in costs of $18 million for the Apprenticeship Training Tax Credit in 2022–23 was reported separately as revenue.

[9]

The Ontario Ministry of Long-Term Care total includes expenses incurred by Ontario Health for funding for long-term care. These amounts will be consolidated in the total expense of the Ontario Ministry of Health, including $4.7 billion for 2022–23 actuals and $5.2 billion in 2023–24.

[10]	The annual decline from 2020–21 to 2023–24 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[11]	Interest on debt is net of interest capitalized during construction of tangible capital assets of $230 million in 2020–21, $321 million in 2021–22, $694 million in 2022–23 and $573 million in 2023–24.

Note: Numbers may not add due to rounding.

Sources: Ontario Treasury Board Secretariat and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.10 Infrastructure Expenditures
($ Millions)

	Total	2023–24 Current Outlook
Sector	Infrastructure Expenditures 2022–23 Actual[1]	Investment in Capital Assets[2,3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	6,670	6,195	1,276	7,471
Provincial Highways	2,505	3,098	95	3,193
Other Transportation, Property and Planning	283	157	79	236
Health
Hospitals	2,799	3,348	1	3,349
Other Health	287	77	496	573
Education	2,886	2,777	226	3,003
Postsecondary Education
Colleges and Other	628	614	90	705
Universities	169	–	124	124
Social	619	32	361	394
Justice	(262)	824	27	851
Other Sectors[5]	2,647	1,121	2,517	3,638
Total Infrastructure Expenditures	19,230	18,243	5,293	23,536
Less: Other Partner Funding[6]	2,932	2,560	304	2,864
Total[7]	16,298	15,683	4,989	20,672
[1]	Includes adjustments for the net book value of assets disposed during the year, as well as changes in valuation.
[2]	Includes provincial investment in capital assets of $13.6 billion.
[3]	Includes $573 million in interest capitalized during construction.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes broadband infrastructure, government administration, natural resources, and the culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes federal–municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Table 3.11 10-Year Review of Selected Financial and Economic Statistics[1,2]
($ Millions)

	2014–15	2015–16	2016–17
Revenue	126,152	136,148	140,734
Expense
Programs	126,199	129,905	131,442
Interest on Debt[3]	11,221	11,589	11,727
Total Expense	137,420	141,494	143,169
Reserve	–	–	–
Surplus/(Deficit)	(11,268)	(5,346)	(2,435)
Net Debt	294,557	306,357	314,077
Accumulated Deficit	196,665	203,014	205,939
Gross Domestic Product (GDP) at Market Prices	727,042	760,435	790,749
Primary Household Income	490,423	512,570	520,486
Population (000s) — July[4]	13,618	13,709	13,877
Net Debt per Capita (dollars)	21,630	22,347	22,634
Household Income per Capita (dollars)	36,013	37,389	37,508
Net Debt as a Per Cent of Revenue	233.5%	225.0%	223.2%
Interest on Debt as a Per Cent of Revenue	8.9%	8.5%	8.3%
Net Debt as a Per Cent of GDP	40.5%	40.3%	39.7%
Accumulated Deficit as a Per Cent of GDP	27.1%	26.7%	26.0%
[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the change in presentation of third-party revenue from Broader Public Sector organizations to be reported as revenue. This restatement is fiscally neutral.

[3]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $230 million in 2020–21, $321 million in 2021–22, $694 million in 2022–23, and $573 million in 2023–24.

[4]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2023–24, the population on July 1, 2023, is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada; Ontario Treasury Board Secretariat; and Ontario Ministry of Finance.

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

2017–18	2018–19	2019–20	2020–21	2021–22	Actual 2022–23	Current Outlook 2023–24
150,696	153,804	156,167	164,970	185,128	192,887	201,802

142,464	148,747	152,265	168,964	170,520	186,361	192,965
11,912	12,385	12,497	12,296	12,583	12,389	13,449
154,375	161,132	164,762	181,260	183,103	198,750	206,414
–	–	–	–	–	–	1,000
(3,679)	(7,328)	(8,595)	(16,290)	2,025	(5,863)	(5,612)
323,068	337,623	352,382	372,501	382,842	400,484	416,079
208,257	215,770	224,814	238,231	238,160	246,804	252,416
824,979	860,104	893,224	866,981	956,707	1,044,670	1,082,387
541,501	567,484	593,065	592,460	644,263	704,510	748,190
14,078	14,327	14,574	14,762	14,842	15,145	15,608
22,948	23,566	24,180	25,234	25,794	26,443	26,657
38,463	39,610	40,695	40,135	43,407	46,518	47,935
214.4%	219.5%	225.6%	225.8%	206.8%	207.6%	206.2%
7.9%	8.1%	8.0%	7.5%	6.8%	6.4%	6.7%
39.2%	39.3%	39.5%	43.0%	40.0%	38.3%	38.4%
25.2%	25.1%	25.2%	27.5%	24.9%	23.6%	23.3%

Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook

Chapter 4: Borrowing and Debt Management

Chapter 4: Borrowing and Debt Management

Introduction

Ontario conducts its borrowing program responsibly and prudently to minimize interest on debt (IOD) costs.

Ontario’s forecast total long-term borrowing program in 2023–24 has increased compared with the forecast from the 2023 Budget. About 43 per cent, or $15.0 billion, of this year’s $34.7 billion current long-term borrowing requirement has been completed to date.

Ontario’s net debt-to-GDP ratio is now forecast to be 38.4 per cent in 2023–24, compared with the forecast of 37.8 per cent in the 2023 Budget.

Ontario’s net debt-to-revenue is now forecast to be 206 per cent in 2023–24, compared with the forecast of 199 per cent in the 2023 Budget.

Ontario is forecast to pay $13.4 billion in interest costs in 2023–24, $0.6 billion lower than the 2023 Budget forecast, due to lower borrowing costs in 2022–23 which have carried forward. Ontario’s 2023–24 interest on debt-to-revenue is forecast to be 6.7 per cent, a decrease of 0.2 percentage points from the 2023 Budget forecast of 6.9 per cent.

Chapter 4: Borrowing and Debt Management

Borrowing Program

Ontario’s borrowing program is primarily used to refinance maturing debt, make investments in capital assets and fund deficits. Ontario will continue to finance most of its borrowing program in the long-term public markets in Canada and internationally.

Ontario’s long-term borrowing requirement for 2023–24 increased by $7.2 billion from the 2023 Budget forecast. This is primarily due to higher than previously forecasted deficits in 2022–23 and 2023–24.

Table 4.1

2023–24 Borrowing Program and Medium-Term Outlook

($ Billions)
	2023 Budget	In-Year Change	Current Outlook	Medium-Term Outlook
			2023–24	2024–25	2025–26
Deficit/(Surplus)	1.3	4.3	5.6	5.3	(0.5)
Investment in Capital Assets	13.6	0.0	13.6	18.7	19.0
Non-Cash and Cash Timing Adjustments	(9.2)	7.9	(1.3)	(11.2)	(12.0)
Loans to Infrastructure Ontario	0.1	–	0.1	0.1	0.2
Other Net Loans/Investments	0.1	(0.0)	0.1	(1.0)	(0.2)
Debt Maturities/Redemptions	31.2	(0.0)	31.2	28.0	33.1
Total Funding Requirement	37.0	12.2	49.2	39.9	39.5
Decrease/(Increase) in Short-Term Borrowing	–	–	–	(2.5)	(2.5)
Increase/(Decrease) in Cash and Cash Equivalents	5.0	(5.0)	–	–	–
Pre-borrowing in 2022–23 for 2023–24	(14.5)	–	(14.5)	–	–
Total Long-Term Borrowing	27.5	7.2	34.7	37.4	37.0

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

As of October 12, 2023, $15.0 billion, or 43 per cent of this year’s long-term public borrowing has been completed.

Chapter 4: Borrowing and Debt Management

Over the three-year outlook period, total long-term borrowing is now forecast to be $19.6 billion higher than forecast in the 2023 Budget. This is primarily due to higher deficit and lower surplus forecasts over the medium-term outlook.

In the event that alternative economic scenarios materialize, Ontario’s borrowing requirements in the next three years would also change (see Chapter 3: A Strong Foundation for the Next Generation: Ontario’s Fiscal Plan and Outlook for further details, and a description of the resulting alternative medium-term outlook scenarios). Under the Faster Growth scenario, long-term borrowing would decrease by $19.6 billion over the three-year outlook period, while under the Slower Growth scenario, long-term borrowing would increase by $17.3 billion over the same period.

Chapter 4: Borrowing and Debt Management

Almost all borrowing completed so far for fiscal year 2023–24 was in Canadian dollars, primarily through 19 syndicated issues. Ontario has not accessed its core foreign currency markets of US dollars and Euros for more than a year and a half, due to the cost effectiveness of borrowing in the Canadian domestic market. However, Ontario expects to access its core foreign currency markets to fund a significant portion of the increase in the 2023–24 long-term borrowing program from the 2023 Budget forecast.

Ontario’s target range for domestic borrowing remains unchanged at 75 to 90 per cent of borrowing completed for the 2023–24 fiscal year. This range will be further adjusted, if necessary, in response to the increased long-term borrowing requirement and evolving investor demand in the Canadian dollar and foreign currency debt markets.

Chapter 4: Borrowing and Debt Management

Foreign currency borrowing helps reduce Ontario’s overall borrowing costs by continuing to diversify Ontario’s investor base. This diversification ensures the government will continue to have access to capital, even if domestic market conditions become challenging.

Chapter 4: Borrowing and Debt Management

Green Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, as well as energy efficiency and conservation projects. Ontario remains the largest issuer of Canadian dollar Green Bonds, totalling $15.0 billion issued since 2014–15, with $13.0 billion outstanding.

Ontario is updating its Green Bond Framework. The update includes better alignment of framework categories with the Green Bond Principles through standardized wording, as well as the expansion from green to sustainable to allow for a greater breadth of potential bond offerings in the future.

Ontario plans to continue its leadership in the Canadian dollar Green Bond market and, subject to market conditions, will issue multiple Green Bonds each fiscal year, including in 2023–24.

Chapter 4: Borrowing and Debt Management

Cost of Debt

After a three-decade decline, interest rates have risen as central banks, including the Bank of Canada and the U.S. Federal Reserve, have raised overnight interest rates. This has impacted Ontario’s IOD costs. Chart 4.6 shows that while the effective interest rate has begun to rise, the interest rate on the total debt portfolio remains low in historical terms due to Ontario’s decision to lock in long-term rates and extend the term of its debt since the Global Financial Crisis in 2007–08.

Chapter 4: Borrowing and Debt Management

Despite the further increases to the overnight rate since the 2023 Budget, Ontario’s cost of borrowing for 2023–24 remains at 4.60 per cent, as long-term rates have remained within the range forecasted in the 2023 Budget. A one percentage point change in interest rates either up or down from the current interest rate forecast is estimated to have a corresponding change in Ontario’s borrowing costs of approximately $700 million in the first full year.

Chart 4.7 shows the average borrowing rates on debt issued in 2022–23 and the forecast used to estimate the future cost of borrowing or IOD expense for the remainder of 2023–24 and the medium-term outlook. The average borrowing rates remain unchanged from the 2023 Budget forecast.

Chapter 4: Borrowing and Debt Management

Ontario is forecast to pay $13.4 billion in interest costs in 2023–24, $14.3 billion in 2024–25, and $15.2 billion in 2025–26, compared to the 2023 Budget forecasts of $14.1 billion, $14.4 billion and $15.1 billion, respectively. Over this period, cumulative IOD expense is $0.7 billion below the 2023 Budget forecast. This is primarily due to lower borrowing costs in 2022–23 as reported in the Public Accounts of Ontario 2022–2023, partially offset by higher long-term borrowings for these years. Interest on Debt remains Ontario’s fourth largest expense after health care, education and social services.

Chapter 4: Borrowing and Debt Management

Term of Debt

Ontario has continued to extend the term of its debt, when investor demand allowed, to reduce refinancing risk on maturing debt. This also protects the IOD forecast in the long term against further increases in interest rates. Ontario has issued $129.8 billion of bonds, or well over one quarter of total debt, with maturities of 30 years or longer since 2010–11. This includes $5.6 billion in 2023–24.

The success Ontario has had in extending the term of its debt from the time of the Global Financial Crisis has created flexibility for managing its large borrowing program and debt portfolio. Due to the extension of the term of debt in recent years, the impact on IOD in the short term and medium term has been lessened. Given interest rates have recently risen to near historical averages, Ontario will monitor the market and adjust the debt term strategy in the future, if necessary, in response to further changes to interest rates and the yield curve.

Chapter 4: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Ontario balances the objective of minimizing the cost of holding liquid reserves against the need to always have enough cash on hand to pay its bills, invest in capital assets, refinance maturing debt and pay interest.

With the onset of the COVID-19 pandemic, Ontario had built larger cash reserves due to growth in the borrowing program. Starting in 2022–23, Ontario began to bring liquid reserves back to pre-COVID-19 pandemic levels, as shown in Chart 4.10. Cash reserves also allow the government to quickly respond to any unforeseen borrowing market, economic or geopolitical events.

Ontario’s unrestricted liquid reserves for 2023–24 have averaged $51.7 billion so far this year. These levels are unusually high, and well above the target of $32.8 billion for the end of the fiscal year. The average for the year to date is pulled higher by having kept sufficient funds for the first two months of the fiscal year in advance of a large debt maturity and coupon payment on June 2, 2023, totalling over $16 billion. As well, liquid reserves have remained high given other financial obligations that had yet to be paid out by September 30.

Chapter 4: Borrowing and Debt Management

Progress on the Debt Burden Reduction Strategy

In the 2023 Budget, Ontario included an updated Debt Burden Reduction Strategy, with new targets over the medium-term outlook for the relevant measures of debt sustainability. The government remains committed to reducing the debt burden and putting Ontario’s finances back on a more sustainable path.

Table 4.2

Progress on Relevant Debt Sustainability Measures

(Per Cent)

	2023 Budget Target	2023 Budget 2023–24	2023 FES 2023–24

Net Debt-to-GDP	<40.0	37.8	38.4

Net Debt-to-Revenue	<200	199	206

Interest on Debt-to-Revenue	<7.5	6.9	6.7

Note: 2023 FES in the table is defined as the 2023 Ontario Economic Outlook and Fiscal Review.

Source: Ontario Financing Authority.

Chapter 4: Borrowing and Debt Management

Ontario’s 2023–24 net debt-to-GDP ratio is now forecast to be 38.4 per cent, an increase of 0.6 percentage points from the forecasted 37.8 per cent in the 2023 Budget, which is mainly due to higher than previously projected deficits. This ratio measures the relationship between a government’s obligations and its ability to meet them, indicating the burden of government debt as a share of the economy. Ontario’s net debt-to-GDP is now forecast to be 39.1 per cent in 2024–25 and 38.7 per cent in 2025–26, compared to the 2023 Budget forecasts of 37.7 per cent and 36.9 per cent, respectively.

Chapter 4: Borrowing and Debt Management

The net debt-to-revenue ratio is projected to be 206 per cent in 2023–24, 7 percentage points above the 199 per cent forecast in the 2023 Budget. This ratio is an indicator of how many years it would take to eliminate the debt if the Ontario government were to spend all its annual revenue on debt repayment. Over the medium-term outlook, this ratio is forecast to be 211 per cent in 2024–25 and 204 per cent in 2025–26, higher by 14 percentage points in each year, compared to the forecast in the 2023 Budget. The modest rise in this ratio above the 200 per cent target will be monitored leading up to the 2024 Budget.

Chapter 4: Borrowing and Debt Management

The IOD-to-revenue ratio is forecast to be 6.7 per cent in 2023–24, 0.2 percentage points lower than the 6.9 per cent forecast in the 2023 Budget. This ratio represents how much Ontario needs to spend on interest for every revenue dollar received. Despite increases in deficits, IOD-to-revenue over the medium term continues to remain lower than forecasted in the pre-COVID-19 pandemic 2019 Budget. This ratio is forecast to remain below the peak of 9.1 per cent reached last decade during the recovery from the Global Financial Crisis and is significantly lower than the levels in the early 1990s through to the mid-2000s.

Chapter 4: Borrowing and Debt Management

Annex

Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Annex: Details of Tax Measures and Other Legislative Initiatives

Overview

This Annex contains detailed information on tax measures and other legislative initiatives proposed in this document.

Enhancing the Ontario Harmonized Sales Tax Rebate for Purpose-Built Rental Housing

The Ontario Harmonized Sales Tax (HST) New Residential Rental Property Rebate is available for the eight per cent provincial portion of the HST paid on certain purchases of a newly constructed or substantially renovated residential rental property. The current rebate is equal to 75 per cent of the provincial portion of the HST paid, up to a maximum rebate of $24,000.

To encourage the construction of more purpose-built rental housing, the government is taking steps to enhance the rebate so that it is equal to 100 per cent of the provincial portion of the HST paid, with no maximum rebate amount, for qualifying new purpose-built rental housing. This would mirror the proposed enhancements to the federal Goods and Services Tax/Harmonized Sales Tax (GST/HST) New Residential Rental Property Rebate of the 5 per cent federal portion of the HST, and together would remove the full 13 per cent HST on qualifying new purpose-built rental housing in Ontario.

Eligible new residential units would be those that qualify for the existing GST/HST New Residential Rental Property Rebate and are in buildings with at least:

•	Four private apartments (i.e., a unit containing a private kitchen, bathroom and living areas), or 10 private rooms or suites; and

•	Ninety per cent of residential units designated for long-term rental.

The enhanced provincial rebate would apply to qualifying projects that begin construction on or after September 14, 2023, and on or before December 31, 2030, and complete construction by December 31, 2035. This timeframe would be aligned with the newly enhanced federal rebate.

Substantial renovations of existing residential complexes would not be eligible for the enhanced rebate but would remain eligible for the existing rebate.

Changes to Ontario’s rebate require federal regulatory changes. The Ontario government will work closely with the federal government to ensure the coordinated and timely implementation of the enhancement.

Annex: Details of Tax Measures and Other Legislative Initiatives

Extending the Temporary Gas Tax and Fuel Tax Cuts

The Ontario government temporarily cut the Gasoline Tax by 5.7 cents per litre and the Fuel Tax (diesel) by 5.3 cents per litre on July 1, 2022. The Gasoline Tax and Fuel Tax rates are currently 9 cents per litre. These tax reductions are set to end on December 31, 2023, when the tax rates would return to 14.7 cents per litre for gas and 14.3 cents per litre for fuel.

The government is introducing legislation that would amend the Gasoline Tax Act and the Fuel Tax Act to extend the rate cuts so that the rate of tax on gas and fuel would remain at 9 cents per litre for an additional six months until June 30, 2024.

Entering into a Coordinated Vaping Product Taxation Agreement

Research suggests youth vaping can lead to smoking. According to research published in the Canadian Medical Association Journal, for every six non-smokers who use vaping products, one person will begin smoking cigarettes. Using taxation is a proven and well-established approach to deterring the consumption of products that pose health risks. Public health experts, the World Health Organization, and organizations like the Canadian Cancer Society have stated that taxation is a critical public policy tool to reduce vaping, especially among young people, and helps manage the associated health risks.

In fall 2022, the federal government implemented a federal vaping tax. Subsequently, the federal government has invited all provinces and territories to participate in that tax. Ontario is responding to this invitation to enable the federal government to levy an additional excise duty on vaping products intended for sale in Ontario at the same rate as the existing federal excise duty. Ontario would receive the revenue from the additional excise duty.

Joining the agreement with the federal government aligns with existing policies in most other provinces and territories. British Columbia, Saskatchewan, Newfoundland and Labrador, and Nova Scotia have already instituted a provincial tax on vaping products, while several other provinces and territories have indicated interest in entering into agreements with the federal government.

Further information on the implementation of the coordinated agreement will be available in the coming months.

Annex: Details of Tax Measures and Other Legislative Initiatives

Enhancing the Ontario Focused Flow-Through Share Tax Credit

The Ontario Focused Flow-Through Share Tax Credit is intended to stimulate mineral exploration in the province and improve access to capital for small mining exploration companies. It provides eligible individuals with a refundable tax credit of five per cent of eligible Ontario expenses.

The government is proposing to enhance the credit by expanding eligibility to include specified critical mineral exploration expenditures that are eligible for the federal Critical Mineral Exploration Tax Credit1 and renounced on or after January 1, 2023.

This proposed change would result in an additional $12 million per year in tax credit support to the critical minerals mining industry.

Summary of Measures

Table A.1

Summary of Measures

($ Millions)

	2023–24	2024–25	2025–26

Enhancing the Ontario HST Rebate for Purpose-Built Rental Housing	1	35	150

Extending the Temporary Gas Tax and Fuel Tax Cuts	320	325	–

Enhancing the Ontario Focused Flow-Through Share Tax Credit	12	12	12

Total	333	372	162

Notes: A positive number reflects the benefit to individuals, families or businesses, as represented by an increase in government expense or a decrease in government revenue. Total is based on the sum of rounded figures for the purpose of presentation. The Ontario Focused Flow-Through Share Tax Credit estimate does not reflect impacts on taxable income.

“–” indicates an amount that is nil.

Source: Ontario Ministry of Finance.

[1]	See the federal Budget 2022 for information on critical minerals eligible for the federal credit,
https://www.budget.canada.ca/2022/report-rapport/chap2-en.html#2022-2

Annex: Details of Tax Measures and Other Legislative Initiatives

Technical Amendments

Amendments are being proposed to various statutes administered by the Ontario Minister of Finance, or other statutes, to improve administrative effectiveness or enforcement, maintain the integrity and equity of Ontario’s tax and revenue collections system, or enhance legislative clarity or regulatory flexibility to preserve policy intent.

Proposed legislative amendments include:

•

Amendments to the Gasoline Tax Act to extend the International Fuel Tax Agreement (IFTA) registration, reporting, and audit requirements to Ontario-based interjurisdictional carriers (e.g., long-haul truckers) who use alternative fuels. These changes would ensure that Ontario can meet its obligations under IFTA.

•	Amendments to the Taxation Act, 2007 to update the calculation of the Ontario Health Premium so that it is payable on split income, in addition to taxable income.

•	Amendments to the Taxation Act, 2007 to remove the rounding rule used in determining an individual’s tax credit for the Minimum Tax.

•	Amendments to the French version of the Taxation Act, 2007 to use proper and accurate terms that are consistent with the English version.

•	Amendments to the Securities Act and Commodity Futures Act to change the names of certain self-regulatory organizations, correct a French term, and update a reference to “person or company.”

•	Amendments to the Ministry of Revenue Act in support of the expansion of enforcement of Ontario’s child support orders in international jurisdictions.

•	Amendments to the Ministry of Training, Colleges and Universities Act to enable the implementation of enhanced collection tools for defaulted Ontario student loans.

Annex: Details of Tax Measures and Other Legislative Initiatives

Other Legislative Initiatives

Pooling of Assets of Broader Public Sector Funds

The Investment Management Corporation of Ontario (IMCO) provides pooled asset management services for Ontario’s broader public sector (BPS). Operating at arm’s length from the government, IMCO aims to provide its BPS members with access to world-class investment expertise on a cost-effective basis.

Municipalities are eligible to be members of IMCO; however, under the Municipal Act, 2001, municipalities that opt into the prudent investor standard are required to delegate their investment authority to an investment board or joint investment board. The government is proposing a technical amendment to the Investment Management Corporation of Ontario Act, 2015, to update eligibility provisions and clarify that municipal investment boards and joint investment boards are eligible to become IMCO members.

General Anti-Avoidance Rule

On August 4, 2023, the federal government released for consultation proposed amendments to the general anti-avoidance rule (GAAR) in its Income Tax Act. Once implemented, Ontario intends to mirror the changes to the federal GAAR in the Taxation Act, 2007.

Consultations on Building a Strong Ontario Together

Consultations on Building a Strong Ontario Together

The 2023 Ontario Economic Outlook and Fiscal Review outlines the government’s progress on Ontario’s Plan to Build, by taking a responsible and targeted approach that supports people and businesses, while laying a strong fiscal foundation for future generations. The government will continue to actively seek ideas from workers, families, business owners, organizations and communities on what they want to see in the next phase of the government’s plan as part of the 2024 Budget.

The people of Ontario can share their ideas online or by mail directly with Ontario’s Minister of Finance on key issues for the next budget, including how to get critical infrastructure projects built, attract additional investments to create more jobs, keep costs down and provide better services. Submit your written ideas via the online submission portal, or by mail to the address below. People can also take an online guided survey that will launch in November 2023, or attend an in-person consultation session.

Online
Submit your written ideas via the new online submission portal at www.ontario.ca/budgetconsultations
By Mail The Honourable Peter Bethlenfalvy Minister of Finance c/o Budget Secretariat Frost Building North, 3rd Floor 95 Grosvenor Street Toronto, ON M7A 1Z1